NO ACT
PE
12-28-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023994

Received SEC
FEB 0 4 2008
Washington, DC 20549

February 4, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/4/2008

Michael S. Sigal
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

Re: Pulte Homes, Inc.
Incoming letter dated December 28, 2007

Dear Mr. Sigal:

This is in response to your letter dated December 28, 2007 concerning the shareholder proposal submitted to Pulte Homes by the Amalgamated Bank LongView Collective Investment Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 1 3 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW
Suite 800
Washington, DC 20005

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

msigal@sidley.com
(312) 853-7602

December 28, 2007

By Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of General Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the Amalgamated Bank LongView Collective Investment Fund to Pulte Homes, Inc.

Ladies and Gentlemen:

We are counsel to Pulte Homes, Inc. ("Pulte" or the "Company") and, on behalf of Pulte, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Pulte omits a shareholder proposal and supporting statement (the "Proposal") submitted by the Amalgamated Bank LongView Collective Investment Fund (the "Proponent"). The Proponent seeks to include the Proposal in Pulte's proxy materials for the 2008 annual meeting of shareholders (the "2008 Proxy"). The Proposal requests Pulte to establish a new Compliance Committee that would conduct a review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders on the committee's findings.

Pulte received the Proponent's Proposal dated December 3, 2007. Pursuant to Rule 14a-8(j), Pulte is submitting six paper copies of the Proposal and an explanation as to why Pulte believes that it may exclude the Proposal. A copy is being submitted to the Proponent simultaneously. For your review, we have attached a copy of the Proposal as Appendix A. Pulte appreciates the Staff's consideration and time spent reviewing this no action request.

For purposes of our discussion, a key portion of the Proposal reads as follows:

RESOLVED:

The shareholders of Pulte Homes, Inc. ("Pulte" or the "Company") request that the board of directors establish a new Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending

> operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations. This report should be prepared at reasonable cost and may omit confidential information.

As described below, the Company believes that the Proposal may be omitted because (i) it relates to the Company's ordinary business operations and (ii) it has been substantially implemented.

I. The Proposal Relates to Ordinary Business Operations — Rule 14a-8(i)(7).

The Company believes that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to Pulte's ordinary business operations for two reasons. First, the Proposal asks Pulte, by establishing a new committee that would report to shareholders, to provide shareholders the authority to step into the shoes of management in order to evaluate the regulatory, litigation and compliance risks of the Company's current mortgage lending operations. Second, the Proposal calls on Pulte to supplant management's ordinary business judgment by allowing participation by the Company's shareholders in the process of evaluating the progress made in implementing recommendations with respect to such regulatory, litigation and compliance risks relating to the Company's mortgage lending operations.

The Proposal asks the Company to form a Compliance Committee of the Board of Directors and produce a risk assessment report concerning its mortgage lending operations and related regulatory, litigation and compliance risks to the Company. Moreover, the Proposal focuses specifically on regulatory, litigation and compliance risks to the Company's position by stating that damage to long-term shareholder value may occur if the Company does not address these risks.

The Staff has previously adopted the position with respect to energy efficiency and public health issues that shareholder proposals relating to internal assessments of risks or liabilities relating to operations that may adversely affect the environment or the public's health are properly excludable under rule 14a-8(i)(7). In Staff Legal Bulletin No. 14C ("SLB 14C"), published on June 28, 2005, the Staff set forth guidelines for companies seeking to preserve their own managements' ability to continue to make decisions affecting day-to-day operations.

In pertinent part, Section D.2. of SLB 14C states:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the

> public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

Our understanding of the foregoing paragraph is that a proposal letter that focuses solely on the ordinary business matters of a company (including the assessment of risks facing the company from various business decisions) is excludable, notwithstanding the fact that the proposal also addresses significant energy efficiency or public health issues. Moreover, the Staff has adopted a similar position with respect to shareholder proposals requesting a risk assessment report on company activities outside the context of energy efficiency and public health issues. See, e.g., Dean Foods Co. (Mar. 9, 2007) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting that an independent committee of the board of directors review the company's policies and procedures with respect to the company's organic dairy products and report to shareholders on the adequacy of such policies and procedures to protect the company's reputation and address consumer and media criticism of the company's production and sourcing practices); Abbott Laboratories (Mar. 9, 2006) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting a report on the economic impact of the HIV/AIDS, tuberculosis and malaria pandemics on the company); Newmont Mining Corp. (Jan. 12, 2006) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting a report on the company's existing Indonesian operations which were the subject of a criminal prosecution, including associated financial and reputational risks); and Cinergy Corp. (Feb. 5, 2003) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting a report on economic risks caused by the company's operations).

In our judgment, the Staff's reasoning in granting no-action relief in the aforementioned letters is equally applicable to the Proposal and the Proposal is excludable because it focuses solely on the Company's mortgage lending operations, which are part of its ordinary business operations, and the assessment of risks facing the Company from various business judgments with respect to such operations. The Proposal requests the Company to "conduct a thorough review of the Company's regulatory, litigation and compliance risks" and the supporting statement clearly indicates that the reason to do so is to avoid or mitigate "the conflict of interest that may occur if a home builder's mortgage affiliate issues mortgages to home buyers who may not be able to repay their obligations." The supporting statement further states, "Given the current public scrutiny of homebuilders and their business practices, we believe that it is important for a new board committee to undertake a thorough investigation of the Company's practices in this area and to avoid or mitigate any conflicts that might arise." Moreover, the supporting statement expresses concern about "the damage to long-term shareholder value that can result from litigation, regulatory costs and reputational injury." All of these items clearly indicate a focus on the Company's internal risks as opposed to an overall social policy issue. These clearly are matters of business judgment.

Even before the issuance of SLB 14C, the Staff had granted no action relief under Rule 14a-8(i)(7) in cases where a proponent requested an evaluation of risk from a company. In one such no action request, Willamette Industries, Inc. (Mar. 20, 2001), the Staff granted no action relief under Rule 14a-8(i)(7) where the proponent requested that an independent committee of the board prepare a report on the company's environmental problems and efforts to resolve them, including an assessment of financial risk due to environmental issues. In the Willamette letter, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations. The company also highlighted that such a report would interfere with its day-to-day operations. Similarly, the Proposal at issue here references existing state and federal laws affecting home builders and mortgage originators as well as the possibility of new regulations. Like the proposal in Willamette, the business judgment exercised by Pulte concerning regulatory risk is inappropriate for consideration by Pulte's shareholders as a group.

Finally, Pulte believes the Proposal is distinguishable from the proposal in Beazer Homes USA, Inc. (Nov. 30, 2007), where the Staff recently denied no-action relief. The proposal in Beazer requested disclosure relating to the company's mortgage practices to supplement the disclosure already made available by the Company in its publicly-filed financial statements, including the company's "potential losses or liabilities relating to its mortgage operations," and an analysis of the company's mortgage originations by specific type of mortgage, the geographic markets that are most reliant upon specific types of mortgages and the number of non-performing loans the company expects it will have to repurchase during the current and upcoming fiscal year, among other metrics. In contrast to the proposal in Beazer, the Proposal does not request additional specific disclosures about Pulte's mortgage lending operations and portfolio, but instead focuses on internal risk analysis relating to the Company's mortgage lending operations, which, as discussed below, the Staff has on numerous occasions found to relate to the Company's ordinary business operations and be excludable pursuant to Rule 14a-8(i)(7). Additionally, certain unique circumstances that are applicable to Beazer, cited by the proponent as "extraordinary challenges" facing Beazer, including the internal investigation being conducted by Beazer's Audit Committee and independent legal counsel, the late filing of Beazer's quarterly report, the necessity of a restatement of its recent financial statements and the allegations of federal securities law violations, among other things, are not at all applicable to Pulte. There are no "extraordinary challenges" in Pulte's case that would warrant characterizing a proposal that relates to ordinary business operations as transcending day-to-day business matters.

Based on the foregoing, Pulte respectfully urges the Staff to concur that the Proponent's mortgage lending risk assessment proposal may be excluded.

II. The Proposal Falls Within the Staff's Precedent, as a Proposal Which May be Omitted Because it Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." According to the Securities and Exchange Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 12598 (Jul. 7, 1976).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Nordstrom Inc. (Feb. 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). See also The Gap, Inc. (Mar. 8, 1996). The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See Exchange Act Release No. 34-20091 (Aug. 16, 1983).

The Company believes that the Proposal has been substantially implemented and that it may properly omit the Proposal from its Proxy Statement in accordance with Rule 14a-8(i)(10). The Proposal calls for the Company to establish a new Compliance Committee to review the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders as to the committee's findings. Pulte believes the Proposal to be substantially implemented based on Pulte's existing processes for establishing policies and procedures with respect to the Company's mortgage lending operations, which processes have been carefully developed by the Company under the supervision of its Board of Directors. Pulte's subsidiary, Pulte Mortgage LLC ("Pulte Mortgage"), has a dedicated legal and compliance department, which establishes policies and procedures governing the Company's mortgage lending operations, including policies and procedures relating to loan terms and underwriting standards and the evaluation and mitigation of risks associated with the Company's mortgage lending operations. Compliance with these policies and procedures is regularly audited by internal and external teams and audit results are reported to and overseen by various committees comprised of senior Company officers, including the Company's Chief Financial Officer. Additionally, the Company's Board of Directors, including its outside directors, already reviews, as it deems appropriate, Pulte Mortgage's policies and procedures and the results of compliance audits. Based on these existing processes, policies and procedures, together with the Board of Directors' oversight, the Company believes the Proposal has been substantially implemented.

Moreover, the Proposal specifically focuses on "the conflict of interest that may occur if a home builder's mortgage affiliate issues mortgages to home buyers who may not be able to repay their obligations." Higher risk loans made to borrowers with problematic credit histories or limited ability to repay, often referred to as "sub-prime loans," have received significant media coverage and public attention relating to the recent adverse changes in housing and mortgage markets. Similarly, Alt-A loans are generally recognized as loans accompanied by a higher risk of default. Sub-prime and Alt-A loans account for only a very small portion of Pulte's lending operations, as disclosed in Pulte's recent periodic reports filed with the Commission, due in large part to Pulte's existing mortgage lending policies and procedures. For example, Pulte defines sub-prime loans as first mortgages with FICO scores below 620 and Alt-A loans as non-full documentation first mortgages with FICO scores of 620 or higher. As disclosed in Pulte's Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2007, only approximately 4% and 11%, respectively, of the loans the Company originated in the third quarter of 2007 were considered sub-prime loans and Alt-A loans. Pulte believes that these figures demonstrate that the Company has already adopted policies that address the Proposal's concern surrounding mortgages made to borrowers who may not be able to repay their obligations.

Staff's Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (312) 853-7036 and the facsimile number for the Proponent's representative is (202) 315-3552. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix B.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the 2008 Proxy.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,

Michael S. Sigal

Michael S. Sigal

cc: Mr. Cornish F. Hitchcock
Attorney at Law
1200 G. Street N.W.
Suite 800
Washington, D.C. 20005

Mr. Steven M. Cook
Vice President, General Counsel and Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway
Suite 300
Bloomfield Hills, Michigan 48304

Appendix A

Appendix B

(certain supporting materials omitted)

Appendix A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

RECEIVED
DEC 04 2007

3 December 2007

Mr. Steven M. Cook
Corporate Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

Via courier

Dear Mr. Cook:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Pulte Homes, Inc. plans to circulate to shareholders in anticipation of the 2008 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the composition of the board of directors.

The Fund is an S&P 500 index fund located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund has beneficially owned more than $2000 worth of Pulte Homes common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2008 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of Pulte Homes, Inc. ("Pulte" or the "Company") request that the board of directors establish a new Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations. This report should be prepared at reasonable cost and may omit confidential information.

SUPPORTING STATEMENT

The recent turmoil in the housing and mortgage markets has wiped out billions of dollars in shareholder value at housing-related companies. During the first eleven months of 2007, Pulte stock lost approximately 70% of its value and performed below the S&P Homebuilding Index.

In its August 13, 2007 issue, BUSINESS WEEK suggested that certain business practices among the nation's largest homebuilders – particularly within their mortgage or financing affiliates – may have contributed to the recent collapse of the mortgage and housing markets. A specific concern is the conflict of interest that may occur if a home builder's mortgage affiliate issues mortgages to home buyers who may not be able to repay their obligations.

Concerns about housing financing practices have prompted calls for more regulatory and legislative action, as well as litigation. Reports in the news media indicate an increased interest by state and federal regulators in enforcing existing laws affecting home builders and mortgage originators, with a possibility of new regulations. In addition, some Members of Congress have indicated an interest in imposing a fiduciary obligation on originators and possibly placing non-bank lenders under federal oversight. At the state level, legislatures in a number of states are considering measures that target deceptive lending, foreclosure or fraud.

Litigation is also pending under the Real Estate Settlement Procedures Act, the Truth in Lending Act, and the Home Ownership Equity Protection Act, as well as state anti-predatory lending statues.

In October 2007 Pulte was one of six home builders who paid a total of $1.4 million to settle a federal investigation into whether those companies accepted rebates from insurers for referrals when selling homes. Pulte has denied any wrongdoing.

As shareholders, we are concerned about the damage to long-term shareholder value that can result from litigation, regulatory costs and reputational injury at companies that lack adequate compliance procedures and active oversight by the board. Although the board currently has an Audit Committee, that committee's focus appears to be on financial reporting. Given the current public scrutiny of homebuilders and their business practices, we believe that it is important for a new board committee to undertake a thorough investigation of the Company's practices in this area and to avoid or mitigate any conflicts that might arise.

We urge you to vote FOR this proposal.

<u>Appendix B</u>

(certain supporting materials omitted)

YC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 9, 2006

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6001

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/9/2006

Re: Abbott Laboratories
Incoming letter dated December 29, 2005

Dear Mr. Berry:

This is in response to your letter dated December 29, 2005 concerning the shareholder proposal submitted to Abbott by the New York Province of the Society of Jesus; Christian Brothers Investment Services, Inc.; the Benedictine Sisters of Mount St. Scholastica; the Missouri Province of the Society of Jesus; the Upper Canada Province of the Society of Jesus; the Maryknoll Sisters of St. Dominic, Inc.; the Dominican Sisters of Oxford, MI; the Sisters of St. Francis of Philadelphia; the Dominican Sisters of Springfield, IL; Trinity Health; the Missionary Oblates of Mary Immaculate; the Wisconsin Province of the Society of Jesus; The Sisters of Charity of Saint Elizabeth; the Holy Cross Province of the Congregation of the Passion; the Sisters of St. Joseph of LaGrange; the California Province of the Society of Jesus; the Sisters of Charity of the Blessed Virgin Mary; the Unitarian Universalist Association; Amalgamated LongView Collective Investment Fund; ASC Investment Group; the Detroit Province of the Society of Jesus; the Chicago Province of the Society of Jesus; the Society of Jesus of New England; the Presbyterian Church (USA); the New Orleans Province of the Society of Jesus; the Dominican Sisters of Great Bend, KS; the Maryland Province of the Society of Jesus; Creighton University; the New York Province of the Society of Jesus; and the Benedictine Sisters Charitable Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: New York Province of the Society of Jesus
and co-proponents
% Sister Doris Gormley, SFCC
Socially Responsible Investment Consultant
Jesuit Conference - The Society of Jesus in the United States
1616 P Street, NW, Suite 300
Washington, DC 20036-1405

Julie B. Tanner
Corporate Advocacy Coordinator
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Jerry Gabert
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
23 Beacon Street
Boston, MA 02108

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

V. Rev. Thomas J. Regan, S.J., Provincial
Society of Jesus of New England
85 School Street
Watertown, MA 02472-4251

Vicki L. Cummings
Treasurer and Chief Financial Officer
Sisters of Mercy of the Americas
Administration
2300 Adeline Drive
Burlingame, CA 94010-5599

March 9, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Abbott Laboratories
Incoming letter dated December 29, 2005

The proposal requests that the board of directors review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives to date.

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(7), as relating to Abbott's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Abbott relies.

Sincerely,

Mark F. Vilardo
Special Counsel

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, IL 60064-6011

RECEIVED
2005 DEC 30 PM 4:17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 29, 2005

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Abbott Laboratories -- Shareholder Proposal Submitted by:**

- New York Province of the Society of Jesus, received November 8 and November 28, 2005
- Christian Brothers Investment Services, Inc., received November 8 and November 29, 2005
- Benedictine Sisters of Mount St. Scholastica, Inc. received November 9 and November 28, 2005
- Jesuits of the Missouri Province, received November 9 and November 29, 2005
- Upper Canada Province of the Society of Jesus, received November 10 and November 24, 2005
- Maryknoll Sisters of Saint Dominic, Inc., received November 14 and November 28, 2005
- The Dominican Sisters of Oxford, Michigan, received November 14 and November 28, 2005
- The Sisters of St. Francis of Philadelphia, received November 14 and November 28, 2005
- The Dominican Sisters of Springfield, Illinois, received November 14 and November 28, 2005
- Trinity Health, received November 14 and November 28, 2005
- The United States Province of Missionary Oblates of Mary Immaculate, received November 14 and November 30, 2005
- Wisconsin Province of the Society of Jesus, received November 15 and November 28, 2005
- The Sisters of Charity of Saint Elizabeth, received November 15 and November 29, 2005
- Congregation of the Passion, Holy Cross Province, received November 16 and November 28, 2005
- Sisters of St. Joseph of LaGrange, received November 16 and November 28, 2005
- California Province of the Society of Jesus, received November 16 and November 29, 2005

- Sisters of Charity of the BVM, received November 16 and December 1, 2005
- Unitarian Universalist Association of Congregations, received November 16 and December 6, 2005
- Amalgamated Bank LongView Collective Investment Fund, received November 17 and November 28, 2005
- ASC Investment Group, received November 17 and November 28, 2005
- Detroit Province Jesuits, received November 17 and November 28, 2005
- Chicago Province of the Society of Jesus, received November 17 and November 30, 2005
- Society of Jesus of New England, received November 17 and November 30, 2005
- Board of Pensions of the Presbyterian Church (USA), received November 18 and December 1, 2005
- New Orleans Province of the Society of Jesus, received November 18 and November 28, 2005
- Nuns of the Third Order of St. Dominic, received November 18 and November 28, 2005
- The Maryland Province of the Society of Jesus, received November 18 and November 29, 2005
- Creighton University, received November 18 and December 1, 2005
- Sisters of Mercy of the Americas, received November 18 and December 1, 2005
- Benedictine Sisters Charitable Trust, received November 28 and December 1, 2005

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by the proponents listed above[1] from the proxy materials for Abbott's 2006 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 21, 2006.

We received notices on behalf of proponents listed above, the first of which was received on November 8, 2005, submitting the proposal for consideration at our 2006 annual shareholders' meeting. The proposal and supporting statement (a copy of which is attached as Exhibit A) (the "Proposal") read as follows:

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable

[1] Each proponent submitted an identical proposal.

costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the proponents, as well as a copy of each of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the proponents of our intention to omit the Proposal from our 2006 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2006 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. **The Proposal may be properly omitted under Rule 14a-8(i)(12)(iii) because it deals with substantially the same subject matter as prior proposals that were included in our 2002, 2004 and 2005 proxy materials and when previously submitted, the proposal did not receive the support necessary for resubmission.**

Rule 14a-8(i)(12)(iii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years. . . ."

We included a proposal (the "2002 Proposal") in our 2002 proxy materials filed on March 12, 2002 which requested our board of directors "to develop and implement a policy to provide pharmaceuticals for the prevention and treatment of HIV/AIDS, TB and Malaria in ways that the majority of infected persons in African nations can afford." A copy of the 2002 Proposal is attached hereto as Exhibit B. In addition, at the request of The Maryland Province of the Society of Jesus (a current proponent and an affiliate of several of the other current proponents), we included proposals in our 2004 and 2005 proxy materials, in which the actions the board was requested to take are identical to the Proposal, and the substance of the supporting statements are the same (the "2004 and 2005 Proposals" and, together with the 2002 Proposal, the "Previous Proposals"). Copies of the 2004 and 2005 Proposals as they appeared in our 2004 and 2005 proxy materials are attached hereto as Exhibit C and Exhibit D, respectively. The Proposal and the Previous Proposals are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concerns of all four proposals are the HIV/AIDS, tuberculosis and malaria pandemics.

"Substantially the same subject matter," as that phrase is used in Rule14a-8(i)(12), does not mean that the Previous Proposals and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983. In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

While the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) (*see, e.g., Procter & Gamble Co.* (July 27, 1988)), more recently the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

For example, in *Bristol-Myers Squibb Co.* (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education), the substantive concern of both proposals was abortion-related matters; thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

More recently, in both *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005), the Staff permitted the omission of proposals requesting that the companies list all of their political and charitable contributions on their websites. In prior proposals, shareholders had requested that the companies cease making charitable contributions. Again, despite the different actions requested and the different subject matters of the prior proposals (ceasing contributions) and the proposals at issue (disclosure of contributions), the substantive concern of both proposals was corporate contributions and thus the Staff concluded that the proposals at issue dealt with substantially the same subject matter. *See also Dow Jones & Co.*,

Inc. (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (March 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (February 11, 2004) (a proposal requesting the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products). *But see Wm. Wrigley Jr. Company* (December 13, 2004) dealing with two proposals to add "against" to the proxy card; the Staff's response in this instance may reflect the inclusion in the earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote.

The Proposal (as well as the 2004 and 2005 Proposals) requests that Abbott review and report on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics, while the 2002 Proposal requested that Abbott develop and implement a policy to provide affordable pharmaceuticals for the prevention and treatment of these diseases. Despite the different actions requested by the proposals, all four of the proposals deal with the same substantive concern and thus substantially the same subject matter – the HIV/AIDS, tuberculosis and malaria pandemics and Abbott's response to them. Based on our examination of the supporting statements for each proposal, it is clear that the substantive concerns raised by the proposals are the same – responding to the HIV/AIDS, tuberculosis and malaria pandemics, particularly in developing countries. Each supporting statement discusses the prevalence of these diseases, especially HIV/AIDS, in developing countries and argues that Abbott must take action relating to these pandemics. Although the action Abbott is requested to make in the 2002 Proposal is different from the action requested in the current Proposal and the 2004 and 2005 Proposals, the substantive concern in all four proposals is the same, thus their subject matters are substantially similar for purposes of Rule 14a-8(i)(12)(iii).

As evidenced in Exhibit E, the 2005 proposal received 6.9% of the vote at our 2005 annual meeting of shareholders.[2] Since the 2005 proposal failed to meet the required 10% threshold at the 2005 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2006 proxy materials under Rule 14a-8(i)(12)(iii).

---

[2] Tabulation is as follows: votes cast for – 71,234,106 and votes cast against – 960,516,598. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

II. The Proposal may be properly omitted because it relates to the conduct of our ordinary business operations within the meaning of Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a registrant to exclude a proposal that deals with matters relating to the conduct of the registrant's "ordinary business." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business on which "shareholders, as a group, would not be qualified to make an informed judgment . . . due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." *SEC Release No. 34-12999* (November 22, 1976). The Commission further stated in its Release accompanying the 1998 amendments to Rule 14a-8 that the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 21, 1998) (the "1998 Release"). The 1998 Release outlined two central considerations underlying this policy for exclusion, and, as described below, we believe that the Proposal implicates both considerations and therefore should be excludable pursuant to Rule 14a-8(i)(7).

First, the Commission stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and such proposals may therefore be excluded. Several examples of such activities were provided, including management of the company's workforce, production decisions and retention of suppliers. We believe that the Proposal relates to such activities.

Abbott is a broad-based health care company that discovers, develops, manufactures and markets health care products and services. We serve customers in more than 130 countries, with a staff of over 60,000 employees at more than 100 manufacturing, distribution, research and development and other locations world-wide, including the countries and regions mentioned in the Proposal – Brazil, Russia, India, China, several countries in Africa, and other developing countries.

In making Abbott's production, purchasing, operational and investment decisions, Abbott's management regularly considers a wide variety of business and economic risks that may affect Abbott's operations and the viability of the potential investment, including the volume and growth potential of a local market that will consume Abbott's products, the availability of local patent protections for Abbott's products and the risks involved with losing such protection, the quality and size of a local workforce and the capacity and stability of local distributors and suppliers that are integral to Abbott's international operations. Abbott is continually obliged to plan for a variety of contingencies affecting its products. The effects of HIV/AIDS, tuberculosis and malaria, as well as many other diseases, may bear directly on all of these considerations and therefore are already taken into account, with a host of other complex factors, by Abbott's management in making production, purchasing, operational and investment decisions in the ordinary course of business.

The second consideration cited by the Commission was "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Commission elaborated on this consideration, saying that there would more likely be a basis for excluding proposals that would be unduly onerous or intrusive with respect to a company's ordinary business operations, including those proposals involving "intricate detail" or seeking "to impose specific time-frames or methods for implementing complex policies." We believe that actions requested by the Proposal would constitute such an undue intrusion upon our ordinary business operations.

The nature and structure of Abbott's business, involving manufacturing, distribution and research and development in numerous countries around the world are extremely complex. As a result, Abbott is forced to review constantly its operations to manage a broad spectrum of risks, none of which can readily be isolated from other factors. Although the Proposal seems to be based on the premise that the economic effects of HIV/AIDS, tuberculosis and malaria on Abbott's business can be meaningfully considered in isolation, the complexity of Abbott's international operations makes such individual consideration inherently problematic, if not impossible. Consequently, shareholder review of these economic effects almost inevitably will involve shareholders in scrutinizing a variety of daily decisions made by Abbott in managing its international operations. Abbott's shareholders, being as a group less familiar with the other considerations that must bear on Abbott's decision-making than is Abbott's management, are not in a position to be able either to place the risks highlighted by the Proposal in appropriate perspective or to make an informed decision about their effects on Abbott. As such, the intrusiveness of the actions contemplated by the Proposal with respect to the day-to-day deliberative processes of Abbott's management far outweighs any theoretical benefit that might be gained from shareholder oversight as to a single factor in Abbott's decision making.

Abbott's view of the Proposal is consistent with recent guidance provided by the Staff on similar proposals and in *Staff Legal Bulletin No. 14C* (June 28, 2005). In February 2004 and again earlier this year, the Staff concurred that proposals virtually identical to the Proposal could be excluded pursuant to Rule 14a-8(i)(7). In *American International Group, Inc.* (February 19, 2004), the Staff agreed that there was some basis for AIG's view that the proposal was excludable because it focused on AIG's evaluation of risks in overseas markets, which was a fundamental function of management. Likewise, in *Texas Instruments, Inc.* (January 28, 2005), the Staff found that there was some basis for excluding the proposal as "relating to Texas Instruments' ordinary business operations (i.e., evaluation of risks)." The Staff has similarly permitted exclusion in cases involving analogous proposals relating to various subjects on the grounds that the proposals entailed an assessment by management of benefits and risks. *See, e.g., The Dow Chemical Company* (February 23, 2005) (allowing exclusion of proposal requiring report on environmental problems); *Wachovia Corporation* (January 28, 2005) (allowing exclusion of proposal requiring report on effects of global warming on the registrant's business). But see the Staff's earlier response in *Johnson & Johnson* (February 7, 2003), in which the Staff did not concur that Johnson & Johnson could omit a shareholder proposal on the HIV/AIDS, tuberculosis and malaria pandemics pursuant to Rule 14a-8(i)(7). Unlike the Johnson & Johnson proposal, however, which sought to have the board of directors establish and implement standards of response to the HIV/AIDS, tuberculosis and malaria pandemics in developing countries, the Proposal requests that the board review the economic effects of these pandemics on Abbott's business strategy and thus seeks an evaluation of risks by Abbott that is analogous (and in the case of AIG and Texas Instruments, virtually identical) to those sought in the AIG,

Texas Instruments, Dow and Wachovia requests. The analysis applied in these later requests, subsequent to Johnson & Johnson, should therefore apply to the Proposal.

Finally, the fact that the Proposal seeks a report from the board of directors that will be reviewable by Abbott's shareholders, as opposed to implementation of a specific policy or action, does not exempt the Proposal from application of Rule 14a-8(i)(7). The Commission has stated that a proposal requesting preparation and dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the company. *See SEC Release No. 34-20091* (August 16, 1983). The Staff has adhered to this view by allowing exclusion of proposals seeking reports on ordinary business matters. See, e.g., *General Motors Corp.* (March 30, 2005) and *AT&T Corp.* (February 21, 2001), in addition to the Wachovia, Dow, Texas Instruments and AIG requests mentioned in the previous paragraph.

III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2006 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2006 proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The majority of the proponents have indicated that Sister Doris Gormley is their representative and she may be reached by facsimile at 301.249.2272. The representative for The Sisters of Charity of Saint Elizabeth, Sister Rosemary Moynihan, SC, may be reached by facsimile at 973.290.5338. The representative for Congregation of the Passion, Holy Cross Province, John Gonzalez, may be reached by facsimile at 773.631.8059. The representative for Unitarian Universalist Association of Congregations, Jim Gunnig, may be reached by facsimile at 617.367.3237. The representative for Amalgamated Bank LongView Collective Investment Fund, Cornish F. Hitchcock, may be reached by facsimile at 202.364.9960. The representatives for the Society of Jesus of New England, Rev. Mark C. Hallinan, S.J. and Rev. Gerald J. Chojnacki, S.J., may be reached by facsimile at 212.794.1036. The representative for the Sisters of Mercy of the Americas, Vicki L. Cummings, may be reached by facsimile at 650.347.2550. The representative for the Missionary Oblates of Mary Immaculate, Séamus P. Finn, OMI, may be reached by facsimile at 202.483.0708.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Doris M. Gormley, SFCC
Socially Responsible Investment Consultant
Jesuit Conference - The Society of Jesus in the United States
1616 P Street NW, Suite 300
Washington, DC 20036-1405

and

1217 Parkington Lane
Bowie, MD 20716

Sister Rosemary Moynihan, SC
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

John Gonzalez
SRI Consultor to
Congregation of the Passion, Holy Cross Province
205 W. Monroe, 2W
Chicago, IL 60606-5062

Jim Gunnig
Committee on Socially Responsible Investing
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

Rev. Mark C. Hallinan, S.J.
Rev. Gerald J. Chojnacki, S.J.
New York Province of the Society of Jesus
Office of Social Ministries
39 East 83rd Street
New York, New York 10028

Vicki L. Cummings
Sisters of Mercy of the Americas
Administration
2300 Adeline Drive
Burlingame, CA 94010-5599

Séamus P. Finn, OMI
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, D.C. 20017

Exhibit A

Proposal

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

Exhibit B

2002 Proposal

Shareholder Proposal on HIV/AIDS-TB-Malaria (Item 3 on Proxy Card)

Whereas: The HIV/Aids epidemic constitutes a global emergency - one of the most formidable challenges to human life and dignity as well as to the effective enjoyment of human rights;

By the end of the year 2000, 36.1 million people worldwide were living with HIV/AIDS, 90% in developing countries and 75% in sub-Sahara Africa;

All are affected by this epidemic, but people in developing countries are the most affected, and women, young adults and children, particularly girls, are the most vulnerable;

African Heads of Governments have pledged to target at least 15% of their annual national budgets to address the HIV/AIDS epidemic. Actions to reach this target will need to be complemented by international assistance;

Tuberculosis is now the world's leading infectious killer, taking 2 million lives a year, and is a frequent complication of AIDS. Malaria causes 1.1 million deaths annually. Both diseases are growing more difficult to treat because of the spread of drug-resistant strains;

Access to medication in the context of such pandemics is a fundamental element of achieving physical and mental health;

Effective prevention, care and treatment strategies will require increased availability of, and nondiscriminatory access to, vaccines, sterile injecting equipment, drugs, including anti-retroviral therapy, diagnostics and related technologies, as well as increased research and development;

Availability and affordability of drugs and related technology are factors to be reviewed and addressed. There is need to reduce the cost of these drugs and technologies;

Some countries within the most seriously affected regions have begun to promote innovation and the development of domestic industries in order to increase access to medicines to protect the people's health;

The impact of international trade agreements on access to or local manufacturing of, essential drugs and on the development of new drugs needs to be evaluated;

THEREFORE BE IT RESOLVED: Shareholders request the Board of Directors to develop and implement a policy to provide pharmaceuticals for the prevention and treatment of HIV/AIDS, TB and Malaria in ways that the majority of infected persons in African nations can afford.

A report of the development and implementation of such a policy (omitting proprietary information and at reasonable cost) would be sent to shareholders six months after the 2002 annual meeting.

Proponent's Statement in Support of Shareholder Proposal

Pharmaceutical companies have the unique mission to provide health-giving medicines, often making the difference between life and death. This is the time for pharmaceutical companies to offer the kind of leadership necessary to address diseases that afflict so many people throughout the world, especially in African countries. "Making life-saving medicines more affordable for poor countries is vital for improving public health. More importantly, it is realistic." (Press Release, WHO/WTO Workshop-Pricing/Financing of Essential Drugs, April 11, 2001) One way to make needed drugs accessible and affordable is to grant voluntary licenses to African countries which request them. This would enable the production of generic drugs for prevention and treatment of infectious diseases. Improved access to effective and affordable medicines is essential for the people's health in these nations.

Exhibit C

2004 Proposal

Shareholder Proposal Concerning Global Infectious Diseases (Item 6 on Proxy Card)

The Maryland Province of the Society of Jesus, 5704 Roland Avenue, Baltimore, Maryland 21210-1399, owner of 100 Abbott common shares, and 16 other proponents have informed Abbott that they intend to present the following proposal at the meeting. Abbott will provide the proponents' names and addresses to any shareholder who requests that information and, if provided by a proponent to Abbott, the number of Abbott common shares held by that proponent.

Whereas:

Shareholders have an interest in how our company's products are being utilized to address global health risks of common infectious diseases with respect to short term and long-term performance and risk;

According to UNAIDS, the HIV/AIDS pandemic is "creating or aggravating poverty among millions of people, eroding human capital, weakening government institutions and threatening business activities and investment";

Our company produces effective products for the treatment of HIV/AIDS and yet;

There are more than 42 million people worldwide currently living with HIV/AIDS, over 95% of whom live in the developing world and only 4% of whom have access to effective treatment;

Our company produces an effective product for the treatment of Malaria and yet;

People with Malaria have difficulty accessing an effective treatment that could save their lives and in some cases people are being treated with drugs that are no longer effective;

The final agreement on the World Trade Organization negotiations over paragraph 6 of the Doha Declaration related to easing access to essential medicines in developing countries has several riders. These riders place new regulatory burdens and additional uncertainty on countries and companies importing and exporting generic essential medicines;

While we affirm our company's partnership initiative with the government of Tanzania to modernize the country's public health infrastructure and develop services and care for people living with HIV/AIDS, we feel this is one focused response and does not address the scope and scale of the HIV/AIDS pandemic in southern Africa and other developing countries;

Core Ratings, a subsidiary of Fitch Ratings, first recognized as a nationally recognized statistical rating organization (NRSRO) by the SEC in 1975, has found that our company's performance relative to its pharmaceutical industry peers: 1) "has not demonstrated flexibility on patents"; 2) "has no formal policy on developing country diseases"; and 3) "its policy on clinical trials does not commit to adherence with WHO guidelines", (*Philanthropy or Good Business? Emerging Market Issues for the Global Pharmaceutical Industry*. Core Ratings, May 2003);

The World Bank reports that in southern Africa and other affected regions "a complete economic collapse will occur" unless there is a response to the HIV/AIDS pandemic. Even a "delay in responding to the outbreak of the epidemic, however, can lead to collapse." (*The Long-Run Economic Costs of AIDS*, June 2003, The World Bank)

We believe that these failures pose investment and public relations risks to our company's market value and good name:

Therefore Be It Resolved: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2004 annual meeting. This report developed at reasonable costs and omitting proprietary information will identify the impacts of these pandemics on the company.

Exhibit D

2005 Proposal

Shareholder Proposal Concerning HIV/AIDS-TB-Malaria Pandemics (Item 7 on Proxy Card)

The Maryland Province of the Society of Jesus, 5704 Roland Avenue, Baltimore, Maryland 21210-1399 and 28 other proponents have informed Abbott that they intend to present the following proposal at the meeting. Abbott will provide the proponents' names and addresses to any shareholder who requests that information and, if provided by a proponent to Abbott, the number of Abbott common shares held by that proponent.

Resolved: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2005 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Proponent's Statement in Support of Shareholder Proposal

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria pose major risks to the long-term financial health of firms, like Abbott Laboratories that operate in emerging markets.

The crisis of HIV/AIDS in Africa, with half of all global HIV/AIDS cases, is well known. UNAIDS—the joint United Nations AIDS program—reports life expectancy in much of southern Africa has declined by over half, to barely thirty years.

New research also shows disturbing trends in Asian markets. New infection rates in Asia are at all-time highs. 7.4 million people there are living with HIV. India alone has more citizens living with HIV than any country, except South Africa. ("Report on the Global AIDS Pandemic," UNAIDS 2004).

Foreign Affairs reported in December 2002 that even moderate HIV pandemics in India and China may reduce per capita GNP by 2025 to virtually 2000 levels—wiping out a generation's worth of economic growth.

In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Standard Chartered Bank Group Chief Executive Mervyn Davies, in a 2004 World Economic Forum report, cautioned that "AIDS imposes a day-to-day economic 'tax' that compromises business productivity." Firms pay in increased health and benefit costs, decreased productivity, higher turnover, and other ways.

Despite these warnings, the same report concluded "firms are not particularly active in combating HIV/AIDS" and "businesses appear to be making decisions based on a patchy assessment of the risks they face."

Unfortunately, "most companies do not yet report appropriate data for investors to make informed decisions about the impact of HIV/AIDS," says a 2003 survey of corporations by UNAIDS. We believe, to date, our company's reporting has also been inadequate.

In contrast to our company's performance, several large-cap firms make reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative.

In 2004, Coca-Cola shareholders approved a resolution seeking such a report with 98% support. Coca-Cola's subsequent report notes "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.

Our experience with Coca-Cola and other leading companies demonstrates that these reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases in order to make informed assessments of our company's value.

We urge shareholders to vote FOR this resolution.

Exhibit E

Voting Results for the 2005 Annual Meeting

13294225 91947408

Item 4. Submission of Matters to a Vote of Security Holders

Abbott Laboratories held its Annual Meeting of Shareholders on April 22, 2005. The following is a summary of the matters voted on at that meeting.

(a) The shareholders elected Abbott's entire Board of Directors. The persons elected to Abbott's Board of Directors and the number of shares cast for and the number of shares withheld, with respect to each of these persons, were as follows:

Name	Votes For	Votes Withheld
Roxanne S. Austin	1,335,745,463	24,119,515
William M. Daley	1,341,199,411	18,665,567
H. Laurance Fuller	1,336,590,924	23,274,054
Richard A. Gonzalez	1,323,525,501	36,339,477
Jack M. Greenberg	1,338,458,177	21,406,801
Jeffrey M. Leiden, M.D., Ph.D.	1,330,165,076	29,699,902
The Lord Owen CH	1,342,882,255	16,982,723
Boone Powell Jr.	1,337,056,319	22,808,659
Addison Barry Rand	1,337,206,795	22,658,183
W. Ann Reynolds, Ph.D.	1,333,234,174	26,630,804
Roy S. Roberts	1,343,081,511	16,783,467
William D. Smithburg	1,335,222,369	24,642,609
John R. Walter	1,334,641,826	25,223,152
Miles D. White	1,334,508,735	25,356,243

(b) The shareholders ratified the appointment of Deloitte & Touche LLP as Abbott's auditors. The number of shares cast in favor of the ratification of Deloitte & Touche LLP, the number against, and the number abstaining were as follows:

For	Against	Abstain
1,338,466,739	11,750,298	9,647,941

(c) The shareholders rejected a shareholder proposal on executive compensation. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
58,830,774	1,054,385,293	19,061,307	227,587,604

(d) The shareholders rejected a shareholder proposal concerning performance-based options. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
422,868,073	695,048,135	14,361,166	227,587,604

(e) The shareholders rejected a shareholder proposal concerning *in vitro* testing. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
25,588,601	993,974,542	112,714,231	227,587,604

(f) The shareholders rejected a shareholder proposal concerning political contributions. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
83,669,995	941,974,705	106,632,674	227,587,604

(g) The shareholders rejected a shareholder proposal concerning HIV/AIDS-TB-Malaria Pandemics. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
71,234,106	960,516,598	100,526,670	227,587,604

(h) The shareholders rejected a shareholder proposal on separating the roles of Chair and CEO. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
196,635,942	918,620,280	17,021,152	227,587,604

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

November 30, 2007

John Schuster
Cahill Gordon & Reindel LLP
Eighty Pine Street
New York, NY 10005-1702

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/30/2007

Re: Beazer Homes USA, Inc.
Incoming letter dated October 15, 2007

Dear Mr. Schuster:

This is in response to your letter dated October 15, 2007 concerning the shareholder proposal submitted to Beazer Homes USA by the Indiana State District Council of Laborers and HOD Carriers Pension Fund. We also have received a letter from the proponent dated November 9, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael J. Short
Secretary – Treasurer
Indiana State District Council of Laborers
and HOD Carriers Pension Fund
P.O. Box 1587
Terre Haute, IN 47808-1587

November 30, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Beazer Homes USA, Inc.
Incoming letter dated October 15, 2007

The proposal requests that the board prepare a report evaluating the company's mortgage practices, including the company's potential losses and liabilities relating to its mortgage operations.

We are unable to concur in your view that Beazer Homes USA may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that Beazer Homes USA may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to conclude that Beazer Homes USA has met its burden of establishing that Beazer Homes USA may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Beazer Homes USA may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu

Ted Yu
Special Counsel

CAHILL GORDON & REINDEL LLP

EIGHTY PINE STREET

NEW YORK, N.Y. 10005-1702

TELEPHONE: (212) 701-3000
FACSIMILE: (212) 269-5420

1990 K STREET, N.W.
WASHINGTON, D.C. 20006-1181
(202) 862-8900
FAX: (202) 862-8958

AUGUSTINE HOUSE
6A AUSTIN FRIARS
LONDON, ENGLAND EC2N 2HA
(011) 44.20.7920.9800
FAX: (011) 44.20.7920.9825

WRITER'S DIRECT NUMBER

(212) 701-3000

October 15, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Beazer—Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), on behalf of our client, Beazer Homes USA, Inc., a Delaware corporation (the "Company"), we are writing to inform you that the Company hereby gives notice of its intention to omit from its proxy statement and form of proxy (together, the "Proxy Statement"), pursuant to Rules 14a-8(i)(5) and 14a-8(i)(7) under the Act, a proposal (together with the statement in support thereof, the "Proposal") from the Indiana State District Council of Laborers and HOD Carriers Pension Fund (the "Proponent") for action at the Company's upcoming Annual Meeting of stockholders to be held in 2008 (the "Annual Meeting"). The Company hereby respectfully requests confirmation by the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Company's Proxy Statement for the reasons set forth herein.

In accordance with Rule 14a-8(j) under the Act, we hereby enclose six copies of this letter and six copies of the following:

1. a letter dated August 29, 2007 from Michael J. Short, Secretary-Treasurer of the Proponent (Exhibit A-1); and

2. a letter dated August 30, 2007 from Linda L. Lockwood, Senior Vice President of U.S. Bank, indicating that the Proponent has been the beneficial owner of at least $2,000 in market value of voting securities of the Company at least one year prior to the receipt of the Proposal (Exhibit A-2).

In addition, a copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Statement for the Annual Meeting.

The Company currently is not able to determine the date upon which it intends to begin mailing the Proxy Statement to stockholders and file the Proxy Statement with the Commission. However, the Company notes that it began mailing and filed its proxy statement for the Company's annual meeting held in 2007 on January 3, 2007. If the Proxy Statement is first mailed to stockholders and filed with the Commission on or about the same date in 2008, this letter setting forth the Company's reasons for omitting the Proposal will have been submitted 80 or more calendar days before such mailing and filing.

The Proposal

The Proponent requests that the Company include the Proposal in the Company's Proxy Statement for its Annual Meeting. The Proposal consists of a resolution which would read in its entirety as follows:

> Resolved: That the shareholders of Beazer Homes USA, Inc. ("Company") request that the Board of Directors prepare within 90 days of its annual meeting a report evaluating the Company's mortgage practices including the Company's potential losses or liabilities relating to its mortgage operations and/or those of any affiliates or subsidiaries and a discussion of the following:
>
> 1. The extent of the Company's mortgage originations in subprime, Alt-A, jumbo and "exotic" mortgages, including piggybacks/second mortgages, interest only loans, negative amortization loans, and low/no documentation loans, as well as what percentage of its mortgage originations may be classified as such mortgages;
>
> 2. Which of the Company's geographic markets are most reliant on mortgages listed in (1) above;
>
> 3. The identity of the purchasers that buy the Company's mortgage loans in the secondary market;
>
> 4. What percentage, if any, of the purchases discussed in (3) have Early Payment Default ("EPD") provisions attached which may require the Company to buy back loans as well as the time frame for those obligations; and

5. How many non-performing loans the Company expects it will have to repurchase during the current and upcoming fiscal year.

The report should be prepared annually at reasonable cost, omit proprietary information and be distributed in the manner deemed most efficient by the Company, including posting on its website.

Reasons for Omission of the Proposal

I. The Proposal concerns a matter dealing with the Company's ordinary business operations, and, therefore, may be excluded under Rule 14a-8(i)(7).

The disclosure in the Company's reports and proxy statements is regulated by the Act and the rules and regulations of the Commission thereunder. As disclosed in footnote 1 (an excerpt of which is attached hereto as Exhibit B-1) to the financial statements of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (the "2006 Form 10-K"), the Company provides mortgage origination services through its subsidiary Beazer Mortgage Corporation ("Beazer Mortgage"). The Company believes that its filings with the Commission include all other information with regard to Beazer Mortgage and its mortgage origination business required to be disclosed by the Act and the rules and regulations of the Commission thereunder.

The Proposal would require the Company to prepare on an annual basis a report "evaluating the Company's mortgage practices including the Company's potential losses or liabilities relating to its mortgage operations" and make certain enumerated disclosures related thereto.[1] Such disclosure is not required by the Act or the rules and regulations of the Commission thereunder. The Company believes that, once applicable regulatory requirements have been met, the determination of what additional information is to be disclosed and the format in which such information is to be disclosed is fundamentally a decision of ordinary business operations properly made by the Company's Board and management and not by its stockholders.

As has been publicly disclosed, the Audit Committee of the Company's Board of Directors is conducting an independent internal investigation into the Company's mortgage origination business and certain accounting and financial reporting matters. If, upon completion of such investigation, the Audit Committee determines that further disclosure regarding Beazer Mortgage and the Company's mortgage origination business is necessary or appropri-

---

1 The Company notes that the Proposal raises only disclosure issues. The Proposal does not raise any social or ethical issues that would not be subject to the ordinary business exclusion provided by Rule 14a-8(i)(7).

ate, then the Company will make such disclosure at such time. However, the Company believes that inclusion in the Proxy Statement of the Proposal, at a time when the Company's mortgage origination practices are under investigation by the Audit Committee, could result in the Company being required to make disclosures deemed unnecessary or inappropriate by such committee. Therefore, the Proposal deals with a matter relating to the Company's ordinary business operations and, as described below, the Company should be able to exclude it from the Proxy Statement in reliance upon Rule 14a-8(i)(7).

Rule 14a-8(i)(7) allows a company to omit a stockholder proposal that relates to the ordinary business operations of the company. The Staff has stated that one of the key policy considerations underlying the business operations exclusion provided by Rule 14a-8(i)(7) is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 28, 1998). The Staff has also taken the position that proposals may be excluded under Rule 14a-8(i)(7) based on "the general proposition that some proposals may intrude unduly on a company's 'ordinary business' operations by virtue of the level of detail that they seek." Release No. 34-40018 (May 28, 1998). More specifically, the Staff previously has examined the issue about whether a proposal by stockholders to prepare a special report is excludable and has stated, "[T]he staff will consider whether the subject matter of the special report ... involves a matter of ordinary business; where it does, the proposal will be excludable under [Rule 14a-8]." Release No. 34-20091 (August 16, 1983). The Staff has consistently applied these principles to allow companies to omit from their proxy statements stockholder proposals requiring companies to make disclosures to stockholders beyond applicable regulatory requirements and beyond what the Company's Board and management have determined is necessary and appropriate. See *General Electric Company* (January 28, 2003) (permitting exclusion of proposal seeking disclosure of the method of selecting independent auditors); *General Electric Company* (January 21, 2003) (permitting exclusion of proposal seeking disclosure in annual report of certain subsidiary information); *Refac* (March 27, 2002) (permitting exclusion of proposal requesting disclosure of shareholders of record for and results of voting at the company's annual meeting); *International Business Machines Corporation* (January 9, 2001) (permitting exclusion of proposal requesting, in part, that the company "provide transparent financial reporting of profit from real company operations"; reconsideration denied February 14, 2001); and *Conseco, Inc.* (April 18, 2000) (permitting exclusion of proposal requesting that "accounting methods and financial statements adequately report the risks of subprime lending").

For the reasons set forth above, the Company hereby requests a determination by the Staff that it will not recommend enforcement action to the Commission should the Company omit the Proposal from the Company's Proxy Statement pursuant to Rule 14a-8(i)(7).

II. The Proposal concerns a matter that is not relevant to the Company's operations, and, therefore, may be excluded under Rule 14a-8(i)(5).

Rule 14a-8(i)(5) allows a company to omit a stockholder proposal that relates to operations which account for less than 5% of the company's total assets as of the end of its most recent fiscal year and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

A. The Company's Mortgage Origination Business Accounted for Less than 5% of the Company's Total Assets as of September 30, 2006 and Provided Less than 5% of the Company's Net Earnings and Gross Sales for Its Fiscal Year Ended 2006.

As shown in footnote 15 (an excerpt of which is attached hereto as Exhibit B-2) to the financial statements of the Company included in the Form 10-K, Beazer Mortgage, which as noted above conducts the Company's mortgage origination business, comprised $163,417,000 of $4,559,431,000, or 3.6%, of the Company's total assets as of September 30, 2006, contributed $4,453,000 of $388,761,000, or 1.1%, of the Company's net income for the fiscal year ended September 30, 2006 ("FY 2006") and contributed $54,344,000 of $5,462,003,000, or 1.0%, of the Company's revenues (which is the Company's term for gross sales) for FY 2006.[2]

B. The Proposal Is Not Otherwise Significantly Related to the Company's Business.

The Staff has generally interpreted the phrase "otherwise significantly related to the company's business" in Rule 14a-8(i)(5) to not allow companies to exclude from proxy statements proposals that raise "social or ethical issues," despite the fact that the subject matter of such issues does not meet or exceed the 5% thresholds described above. See Release No. 34-19135 (October 14, 1982). As described above, the Company's mortgage origination business does not meet or exceed the 5% of the thresholds set forth in Rule 14a-8(i)(5). Further, as noted above, the Proposal does not raise social or ethical issues related to the Company's business. Therefore, the Proposal is similar to other proposals allowed by the Staff to be excluded from proxy statements pursuant to Rule 14a-8(i)(5). See, e.g., *College Retirement Equities Fund* (May 3, 2004); *The Proctor & Gamble Company* (August 11, 2003); and *Hewlett-Packard Company* (January 7, 2003); and *The Walt Disney Company* (November 29, 2002).

---

2 The Company notes that it has disclosed in filings made with the Commission that its expected restatement of its financial statements will decrease net income for FY 2006. Although the Company is unable to quantify precisely the impact of the restatement on its previously issued financial statements, it does not believe that any such restatement would result in the percentages set forth above as of September 30, 2006 and for FY 2006 meeting or exceeding 5% thresholds set forth in Rule 14a-8(i)(5).

Even if the Proposal were deemed to implicate social or ethical issues, the Company does not believe that it is significantly related to the Company's business because it would require substantial additional disclosure regarding an insignificant portion of the Company's business. The Company's primary business is the construction and sale of homes. Indeed, the Company is one of the largest homebuilders in the United States and builds in dozens of markets in the Southeast, Mid-Atlantic, Midwest, West and Central United States. The origination of mortgages by Beazer Mortgage is ancillary to the Company's primary business and is offered only as a value-added feature for prospective purchasers of the Company's homes. Such purchasers have available numerous sources to finance their purchase of a home constructed by the Company other than the Company's mortgage origination services. Further, the Company believes that, if it were to discontinue its ancillary mortgage origination business, its primary business of constructing and selling homes would not be significantly affected.

For the reasons set forth above, the Company hereby requests a determination by the Staff that it will not recommend enforcement action to the Commission should the Company omit the Proposal from the Company's Proxy Statement pursuant to Rule 14a-8(i)(5).

<u>Summary</u>

For each of the reasons set forth above, the Company believes that it may omit the Proposal from the Proxy Statement for the Annual Meeting. The Company hereby requests a determination by the Staff that it will not recommend enforcement action to the Commission should the Company omit the Proposal from the Company's Proxy Statement.

Should the Staff disagree with the Company's reasons that it may omit the Proposal from the Proxy Statement, or should the Staff desire any additional information to support of the Company's positions set forth herein, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response to this letter.

[Remainder of this page intentionally left blank]

If you have any questions or comments regarding this request, please call the undersigned at (212) 701-3323.

Very truly yours,

John Schuster

cc: Mr. Michael J. Short
Secretary-Treasurer
Indiana State District Council of Laborers and HOD Carriers Pension Fund
P.O. Box 1587
Terre Haute, IN 47808-1587

Ms. Jennifer O'Dell
Assistant Director, LIUNA Corporate Affairs Department
Laborer's International Union of North America
905 16th Street, N.W.
Washington, DC 20006

Ms. Peggy Caldwell
Senior Vice President and Acting General Counsel
Beazer Homes
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

Ms. Leslie H. Kratcoski
Vice President, Investor Relations & Corporate Communications
Beazer Homes
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

INDIANA STATE DISTRICT COUNCIL OF LABORERS AND HOD CARRIERS PENSION FUND

P.O. Box 1587
Terre Haute, Indiana 47808-1587

Telephone 812-238-2551
Toll Free 800-962-3158
Fax 812-238-2553

Sent Via Fax 770-481-2841

August 27, 2007

Ms. Peggy J. Caldwell
Senior Vice President and Acting General Counsel
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

Dear Ms. Caldwell,

On behalf of the Indiana Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Beazer Homes USA, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 300 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell to the following address: Laborers' International Union of North America, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Michael J. Short
Secretary-Treasurer

cc: Jennifer O'Dell
Enclosure

Resolved: That the shareholders of Beazer Homes USA, Inc. ("Company") request that the Board of Directors prepare within 90 days of its annual meeting a report evaluating the Company's mortgage practices including the Company's potential losses or liabilities relating to its mortgage operations and/or those of any affiliates or subsidiaries and a discussion of the following:

1. The extent of the Company's mortgage originations in subprime, Alt-A, jumbo and "exotic" mortgages including piggybacks/second mortgages, interest only loans, negative amortization loans, and low/no documentation loans, as well as what percentage of its mortgage originations may be classified as such mortgages;
2. Which of the Company's geographic markets are most reliant on mortgages listed in (1) above;
3. The identity of the purchasers that buy the Company's mortgage loans in the secondary market;
4. What percentage, if any, of the purchases discussed in (3) have Early Payment Default ("EPD") provisions attached which may require the Company to buy back those loans as well as the time frame for those obligations; and
5. How many non-performing loans the Company expects it will have to repurchase during the current and upcoming fiscal year.

The report should be prepared annually at reasonable cost, omit proprietary information, and be distributed in the manner deemed most efficient by the Company, including posting on its website.

Supporting Statement

The homebuilding and mortgage industries in general and our Company in particular face extraordinary challenges at this time. In an article entitled "Feds are investigating homebuilder Beazer: Residential builder probed in connection with potential mortgage fraud," BusinessWeek online (March 28, 2007) the potential scope of our Company's problems is noted:

> ...Federal investigators have opened a broad criminal probe into lending practices, some financial transactions, and other dealings at Beazer Homes USA.
>
> Atlanta-based Beazer, the nation's sixth-largest residential homebuilder, rode high during the heyday of the housing boom — profiting from both selling the homes it constructed and often financing the buyers as well through a wholly owned mortgage arm. It's common in the industry, but Beazer may have pushed the bounds: The North Carolina field offices of the Federal Bureau of Investigation, the Internal Revenue Service, and the Justice Dept. have recently opened a joint investigation into the company over such matters....

In a Form 8-K dated July 23, 2007, the Company disclosed that it is also the subject of a Securities and Exchange Commission formal investigation.

As these investigations are pending, the Company is also experiencing significant declines in revenue. The Company's most recent 10-Q disclosed that for the six months ended March 31, 2007, the Company's revenues declined 31.4%, from $2,374,707,000 to $1,629,309,000 from the same period in the prior year.

Unfortunately, the Company is not providing sufficient information on its mortgage practices for shareholders to adequately monitor risk. For these reasons, we urge shareholders to support our proposal.

Exhibit A-2

usbank.
Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166-0387
314 418-2520 fax

Sent Via Fax 770-481-2841

August 30, 2007

Ms. Peggy J. Caldwell
Senior Vice President and Acting General Counsel
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

Dear Ms. Caldwell,

US Bank is the record holder for 300 shares of Beazer Homes USA, Inc. ("Company") common stock held for the benefit of the Indiana State District Council of Laborers and HOD Carriers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Linda L. Lockwood
Senior Vice President

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Organization. Beazer Homes USA, Inc. is one of the ten largest homebuilders in the United States, based on number of homes closed. We design, sell and build primarily single-family homes in over 45 markets located in Arizona, California, Colorado, Delaware, Florida, Georgia, Indiana, Kentucky, Maryland, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Virginia and West Virginia. Through Beazer Mortgage Corporation, or Beazer Mortgage, we offer mortgage origination services to our homebuyers. Beazer Mortgage finances certain of our mortgage lending activities with borrowings under a warehouse line of credit or from general corporate funds prior to selling the loans and their servicing rights shortly after origination to third-party investors. In addition, we offer title insurance services to our homebuyers in many of our markets.

Presentation. The accompanying consolidated financial statements include the accounts of Beazer Homes USA, Inc. and our wholly owned subsidiaries. Intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents and Restricted Cash. We consider investments with maturities of three months or less when purchased to be cash equivalents. Restricted cash includes cash restricted by state law or a contractual requirement.

Accounts Receivable. Accounts receivable primarily consist of escrow deposits to be received from title companies associated with closed homes. Generally, we will receive cash from title companies within a few days of the home being closed.

Inventory. Owned inventory consists solely of residential real estate developments. Interest, real estate taxes and development costs are capitalized in inventory during the development and construction period. Construction and land costs are comprised of direct and allocated costs, including estimated future costs for warranties and amenities. Land, land improvements and other common costs are typically allocated to individual residential lots on a pro-rata basis, and the costs of residential lots are transferred to construction in progress when home contruction begins. Consolidated inventory not owned represents the fair value of land under option agreements consolidated pursuant to Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised), *Consolidation of Variable Interest Entities*, an Interpretation of ARB No. 51 ("FIN 46R") or when our option deposits and preacquisition development costs exceed certain thresholds.

Residential Mortgage Loans Available-for-Sale. Residential mortgage loans available-for-sale are stated at the lower of aggregate cost or market value. Gains and losses from sales of mortgage loans are recognized when the loans are sold.

Investments in Unconsolidated Joint Ventures. We participate in a number of land development joint ventures in which we have less than a controlling interest. Our joint ventures are typically entered into with developers and other homebuilders to develop finished lots for sale to the joint venture's members and other third parties. We account for our interest in these joint ventures under the equity method. We recognize our share of profits from the sale of lots to other buyers. Our share of profits from lots we purchase from the joint ventures is deferred and treated as a reduction of the cost of the land purchased from the joint venture. Such profits are subsequently recognized at the time the home closes and title passes to the homebuyer. Our joint ventures typically obtain secured acquisition and development financing.

Property, Plant and Equipment. Property, plant and equipment is recorded at cost. Depreciation is computed on a straight-line basis at rates based on estimated useful lives as follows:

Buildings	15 – 30 years
Machinery and equipment	3 – 10 years
Information systems	5 years
Furniture and fixtures	3 – 7 years
Leasehold improvements	Lesser of the lease term or the estimated useful life of the asset

(b) Primarily consists of cash and cash equivalents, consolidated inventory not owned, deferred taxes, and capitalized interest and other corporate items that are not allocated to the segments.

(c) Segment assets as of both September 30, 2006 and 2005 include goodwill assigned from prior acquisitions as follows: $55.5 million in the West, $23.3 million in the Mid-Atlantic, $13.7 million in Florida, $17.6 million in the Southeast and $11.2 million in Other homebuilding. There was no change in goodwill from September 30, 2005 to September 30, 2006.

(15) Supplemental Guarantor Information

As discussed in Note 7, our obligations to pay principal, premium, if any, and interest under certain debt are guaranteed on a joint and several basis by substantially all of our subsidiaries. Certain of our title and warranty subsidiaries and Beazer Mortgage do not guarantee our Senior Notes or our Revolving Credit Facility. The guarantees are full and unconditional and the guarantor subsidiaries are 100% owned by Beazer Homes USA, Inc. We have determined that separate, full financial statements of the guarantors would not be material to investors and, accordingly, supplemental financial information for the guarantors is presented.

Beazer Homes USA, Inc.
Consolidating Balance Sheet
September 30, 2006
(in thousands)

	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Beazer Mortgage Corp.	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
ASSETS						
Cash and cash equivalents	$ 254,915	$ (105,158)	$ 5,664	$ 7,149	$ —	$ 162,570
Restricted cash	—	4,873	5,000	—	—	9,873
Accounts receivable	—	328,740	4,329	502	—	333,571
Owned inventory	—	3,048,891	—	—	—	3,048,891
Consolidated inventory not owned	—	471,441	—	—	—	471,441
Residential mortgage loans available-for-sale	—	—	92,157	—	—	92,157
Investment in and advances to unconsolidated joint ventures	3,093	119,706	—	—	—	122,799
Deferred tax assets	59,345	—	497	—	—	59,842
Property, plant and equipment, net	—	28,454	954	57	—	29,465
Goodwill	—	121,368	—	—	—	121,368
Investments in subsidiaries	1,829,969	—	—	—	(1,829,969)	—
Intercompany	1,250,702	(1,328,310)	52,397	25,211	—	—
Other assets	22,751	74,751	2,419	7,533	—	107,454
Total Assets	$ 3,420,775	$ 2,764,756	$ 163,417	$ 40,452	$ (1,829,969)	$ 4,559,431
LIABILITIES AND STOCKHOLDERS' EQUITY						
Trade accounts payable	$ —	$ 140,902	$ 132	$ 97	$ —	$ 141,131
Other liabilities	66,296	456,706	9,166	14,846	—	547,014
Intercompany	(1,959)	—	—	1,959	—	—
Obligations related to consolidated inventory not owned	—	330,703	—	—	—	330,703
Senior notes (net of discounts of $3,578)	1,551,422	—	—	—	—	1,551,422
Junior subordinated notes	103,093	—	—	—	—	103,093
Warehouse line	—	—	94,881	—	—	94,881
Other notes payable	—	89,264	—	—	—	89,264
Total Liabilities	1,718,852	1,017,575	104,179	16,902	—	2,857,508
Stockholders' Equity	1,701,923	1,747,181	59,238	23,550	(1,829,969)	1,701,923
Total Liabilities and Stockholders' Equity	$ 3,420,775	$ 2,764,756	$ 163,417	$ 40,452	$ (1,829,969)	$ 4,559,431

Beazer Homes USA, Inc.
Consolidating Statements of Income
(in thousands)

	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Beazer Mortgage Corp.	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
For the fiscal year ended September 30, 2006						
Total revenue	$ —	$5,418,189	$ 54,344	$ 9,080	$ (19,610)	$5,462,003
Home construction and land sales expenses	96,242	4,124,686	—	—	(19,610)	4,201,318
Gross profit	(96,242)	1,293,503	54,344	9,080	—	1,260,685
Selling, general and administrative expenses	—	602,578	44,093	2,339	—	649,010
Operating income	(96,242)	690,925	10,251	6,741	—	611,675
Equity in loss of unconsolidated joint ventures	—	(772)	—	—	—	(772)
Royalty and management fee expenses	—	3,098	(3,098)	—	—	—
Other income, net	—	2,311	—	—	—	2,311
Income before income taxes	(96,242)	695,562	7,153	6,741	—	613,214
Provision for income taxes	(36,332)	255,544	2,700	2,541	—	224,453
Equity in income of subsidiaries	448,671	—	—	—	(448,671)	—
Net income	$ 388,761	$ 440,018	$ 4,453	$ 4,200	$ (448,671)	$ 388,761
For the fiscal year ended September 30, 2005						
Total revenue	$ —	$4,949,699	$ 54,310	$ 7,621	$ (16,277)	$4,995,353
Home construction and land sales expenses	89,678	3,749,899	—	—	(16,277)	3,823,300
Gross profit	(89,678)	1,199,800	54,310	7,621	—	1,172,053
Selling, general and administrative expenses	—	521,639	38,683	1,868	(7,290)	554,900
Goodwill impairment	—	130,235	—	—	—	130,235
Operating income	(89,678)	547,926	15,627	5,753	7,290	486,918
Income before income taxes	—	5,021	—	—	—	5,021
Other income, net	—	7,395	—	—	—	7,395
Income before income taxes	(89,678)	560,342	15,627	5,753	7,290	499,334
Provision for income taxes	(33,732)	259,758	5,878	2,164	2,742	236,810
Equity in income of subsidiaries	318,470	—	—	—	(318,470)	—
Net income	$ 262,524	$ 300,584	$ 9,749	$ 3,589	$ (313,922)	$ 262,524
For the fiscal year ended September 30, 2004						
Total revenue	$ —	$3,899,971	$ —	$ 7,138	$ —	$3,907,109
Home construction and land sales expenses	76,035	3,023,697	—	—	—	3,099,732
Gross profit	(76,035)	876,274	—	7,138	—	807,377
Selling, general and administrative expenses	—	436,726		2,552	(9,836)	429,442
Operating income	(76,035)	439,548	—	4,586	9,836	377,935
Equity in income of unconsolidated joint ventures	—	1,561	—	—	—	1,561
Other income, net	—	7,079	—	—	—	7,079
Income before income taxes	(76,035)	448,188	—	4,586	9,836	386,575
Provision for income taxes	(29,654)	174,794	—	1,788	3,836	150,764
Equity in income of subsidiaries	282,192	—	—	—	(282,192)	—
Net income	$ 235,811	$ 273,394		$ 2,798	$ (276,192)	$ 235,811

INDIANA STATE DISTRICT COUNCIL OF LABORERS AND HOD CARRIERS PENSION FUND

Telephone 812-238-2551
P.O. Box 1587 Toll Free 800-962-3158
Terre Haute, Indiana 47808-1587 Fax 812-238-2553

RECEIVED
2007 NOV 14 AM 10:56
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 9, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Beazer Homes USA, Inc.'s Request for No-Action Advice Concerning the Indiana State District Council of Laborers and HOD Carriers Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Indiana State District Council of Laborers and HOD Carriers Pension Fund ("Fund") hereby submits this letter in reply to Beazer Homes USA, Inc.'s ("Beazer" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2008 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal concerns a matter that clearly transcends the Company's ordinary business operations so it is not excludable under Rule 14a-8(i)(7)

The Company first argues that the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company. The Company bears the burden of persuasion to show that such is the case – a burden we will show it fails to meet.

The Company states that a key policy consideration behind the ordinary business exclusion is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 28, 1998).

The Proposal requests that the Company's Board of Directors prepare a report evaluating the Company's mortgage operations in order to provide vital information to shareholders as they monitor their investment in Beazer as it confronts a crisis relating to its mortgage practices. None of the extraordinary challenges confronting Beazer today, nor the information we seek to elicit, can reasonably be construed as "ordinary business."

Consider the following:

- The *Wall Street Journal* reported on August 1, 2007:

  Shares of Beazer Homes USA Inc. lost as much as 40% Wednesday morning on talk that the company could be filing for bankruptcy, but the home builder strong dismissed the rumors in a statement as 'scurrilous and unfounded.' (emphasis supplied)

- The closing price of Beazer's stock on Nov. 8, 2006, was $41.03. The closing price of Beazer's stock on Nov. 8, 2007, was $9.79.

- A Beazer News Release on July 26, 2007, noted:

  As previously disclosed on March 29, 2007, **Beazer Homes received a subpoena from the United States Attorney's office in the Western District of North Carolina, seeking the production of documents focusing on the Company's mortgage origination services. On May 1, 2007 the Company received notice that the Securities and Exchange Commission had commenced an informal inquiry to determine whether any person or entity related to Beazer Homes had violated federal securities laws.** On July 20, 2007, the Company received a formal order of private investigation issued by the SEC in this matter. The Company intends to continue to fully cooperate with all related inquiries.

  Together with certain of its subsidiaries and current and former officers and directors, the Company has also been named as a defendant in several purported class action lawsuits.

  In response to these matters, **the Audit Committee of the Beazer Homes Board of Directors and its independent legal counsel and financial consultant launched an internal review of Beazer Homes' mortgage origination business and related matters.** The results of the ongoing review by the Audit Committee, the governmental investigations, or the pending lawsuits could result in the payment of criminal or civil fines, the imposition of an injunction on future conduct, the imposition of other penalties, or other consequences, including the Company adjusting the conduct of certain of its business operations and the timing and content of its existing and future public disclosures, **any of which could have a material adverse effect on the business, financial condition or results of operations of the Company.** (emphasis supplied)

- A Beazer News Release on October 11, 2007 ("Beazer Homes Announces Findings of Independent Audit Committee Investigation") stated:

  Beazer Homes USA, Inc. (NYSE: BZH) (www.beazer.com) today announced interim findings from its Audit Committee's previously announced independent internal investigation into the Company's mortgage origination business and certain accounting and financial reporting matters.

> **The Audit Committee has determined that it will be necessary for the Company to restate its financial statements relating to fiscal years 2004 through 2006 and the interim periods of fiscal 2006 and fiscal 2007** (collectively the "restatement period"). **The restatement is also expected to impact the financial results for fiscal years 1999 through 2003** and the Company expects that it will reflect the impact of financial results for these prior years as a part of the opening balances in the financial statements for the restatement period.
>
> As described more fully below, the Company expects the restatement's cumulative impact will likely be an increase in net income, but will reflect an expected decrease in net income for the Company's 2006 fiscal year. Until the internal investigation is completed and the restatement is finalized, the Company is unable to quantify precisely the impact of the restatement on its previously issued financial statements. **As a result of the Audit Committee's findings, the Company's previously issued financial statements for the periods impacted by the restatement as described above and the related audit reports of the Company's independent registered public accounting firm should no longer be relied upon.**
>
> . . . .
>
> **The internal investigation found evidence that employees of the Company's Beazer Mortgage Corporation subsidiary violated certain U.S. Department of Housing and Urban Development ('HUD') regulations. . .** (emphasis supplied)

- In a Form 8-K filing submitted by Beazer on August 15, 2007, the Company reported:

> As previously disclosed in the Company's Form 12b-25 Notification of Late Filing filed with the Securities and Exchange Commission (the "SEC") on August 10, 2007, the Company has not yet filed with the SEC the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. The Company's delay in filing the Form 10-Q is the result of an independent internal investigation being conducted by the Audit Committee of the Beazer Homes Board of Directors into Beazer Homes' mortgage origination business, including, among other things, an investigation of certain evidence that the Company's subsidiary, Beazer Mortgage Corporation, violated U.S. Department of Housing and Urban Development ("HUD") regulations and may have violated certain other laws and regulations in connection with certain of its mortgage origination activities. The Audit Committee has retained independent legal counsel which, in turn, has retained independent forensic accountants, to assist with the investigation. During the course of the investigation, it was also discovered that the Company's former Chief Accounting Officer caused reserves and other accrued liabilities, relating primarily to land development costs and costs to complete houses, to have been recorded in prior accounting periods in excess of

amounts that would have been appropriate under generally accepted accounting principles.

- In a Form 8-K filing submitted by Beazer on November 5, 2007, the Company reported:

> On November 5, 2007, the Company also announced that it has recently taken steps to further reduce its overall cost structure and improve operating efficiencies. **As a result, in October 2007, the Company further reduced overall headcount by approximately 650 positions, or 25%. Since peak headcount levels in March 2006, overall headcount has declined by over 50% through reductions in force and attrition.** The Company expects these headcount reductions to result in annualized cost savings of at least $30 million. In addition, the Company has reorganized accounting and back-office functions and is centralizing a number of marketing initiatives to achieve additional efficiencies.
>
> **The Company also announced that its Board of Directors has voted to suspend the Company's quarterly dividend of $0.10 per share.** The Board concluded that this action, which will allow the Company to conserve approximately $16 million of cash on an annual basis, is prudent in light of the continued deterioration in the housing market at this time. (emphasis supplied)

We respectfully submit that rumored bankruptcies, state and federal investigations, internal investigations, stock price drops of 40% in a morning, financial restatements covering multiple years, "headcount reductions" of more than 50%, suspension of dividends, and Company statements that its financial statements cannot be relied upon cannot reasonably be construed as matters of ordinary business.

We have noted above the extreme circumstances facing Beazer today. If state and federal investigations had not been commenced, it is unclear whether Beazer's Audit Committee would have begun an internal investigation. Shareholders are entitled to the type of information requested by the Proposal in order to monitor their investment. The Company should not be able to hide behind the assertion that recent events represent no more than "ordinary business." Such is clearly not the case.

In Staff Legal Bulletin No. 14A (July 12, 2002) it was noted:

> The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters.[]
>
> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the 'ordinary business' exclusion, we are modifying our treatment of proposals relating to this topic.[] . . . .

The analogy to the widespread debate surrounding equity-based compensation is apt. The subprime crisis that has engulfed the country and dominated news the last several months, as well as the severe economic and financial crisis that has ensued, certainly serves to elevate what admittedly once might have been a matter of ordinary business to anything but that today.

For these reasons, we submit that the Company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(7) and the Proposal should be included in the Company's proxy statement.

The Company also fails to satisfy its burden under Rule 14a-8(i)(5) of proving that the Proposal concerns a matter not relevant to the Company's operations

First, we believe that this argument may be disposed of based on a single representation made in the Company's recent (Oct. 11, 2007) News Release, in which it noted:

> As a result of the Audit Committee's findings, the Company's previously issued financial statements for the periods impacted by the restatement as described above and the related audit reports of the Company's independent registered public accounting firm should no longer be relied upon.

Yet, the Company seeks to do exactly that: Rely on its financial statements to demonstrate its mortgage business is below a mandated threshold under Rule 14a-8(i)(5).
It should not be allowed to contravene its own advice when it serves its purpose. Beazer states its financial statements cannot be relied upon and the Staff should not rely upon them.

Although that is sufficient to rebut the Company's argument under (i)(5), we would also briefly note that we believe the above-quoted information concerning the enormous challenges confronting Beazer amply demonstrates that the Proposal is in fact "significantly related to the company's business." The Company finds itself in crisis today, in large part as a result of its mortgage operations.

Conclusion

For all these reasons we believe the company has failed to satisfy its burdens of persuasion under Rules 14a-8(i)(5) and (7) and its request should be denied. Should you wish to discuss this matter further, please contact Ms. Jennifer O'Dell, LIUNA's Assistant Director of Corporate Affairs at (202) 942-2359.

Sincerely,

Michael J. Short
Secretary-Treasurer

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 5, 2003

Marc E. Manley
Chief Legal Officer
Cinergy Corp.
139 East Fourth Street
P.O. Box 960
Cincinnati, OH 45201-0960

Act 1934
Section 14A-8
Rule
Public Availability 2/5/2003

Re: Cinergy Corp.
Incoming letter dated December 23, 2002

Dear Mr. Manley:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to Cinergy by the Presbyterian Church (USA). We also have received a letter from the proponent dated February 3, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
Presbyterian Church (USA)
National Industries Division
100 Witherspoon Street
Louisville, KY 40202-1396

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cinergy Corp.
Incoming letter dated December 23, 2002

The proposal urges the board of directors to issue a report disclosing: (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities.

There appears to be some basis for your view that Cinergy may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., evaluation of risks and benefits). Accordingly, we will not recommend enforcement action to the Commission if Cinergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Cinergy relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor

Cinergy Corp.
139 East Fourth Street
P.O. Box 960
Cincinnati, OH 45201-0960
Tel 513.287.3023
Fax 513.287.1363

Jerome A. Vennemann
Vice President
General Counsel
Assistant Corporate Secretary

CINERGY.

HAND DELIVERY

December 23, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted to Cinergy Corp.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, Cinergy Corp., a Delaware corporation, requests confirmation that the Staff of the Securities and Exchange Commission will not recommend any enforcement action if Cinergy omits from its proxy solicitation materials for its 2003 Annual Meeting of Shareholders (the "2003 Meeting") a proposal submitted by the Presbyterian Church (USA) (the "Proponent").

Cinergy is a utility holding company that owns all the common stock of The Cincinnati Gas & Electric Company ("CG&E") and PSI Energy, Inc. ("PSI"), both of which are public utility subsidiaries. CG&E is a combination electric and gas public utility that provides service in the southwestern portion of Ohio. CG&E's principal subsidiary, The Union Light, Heat and Power Company ("UHL&P"), provides electric and gas service in northern Kentucky. PSI is a vertically integrated and regulated electric utility that provides service in portions of Indiana. In 2001, CG&E began a five-year transition to electric deregulation and customer choice; however, the competitive retail market in Ohio still is in a development stage. The retail electric markets in Indiana and Kentucky remain fully regulated.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, we submit six (6) copies of this letter, to each of which is attached and identified as Exhibit A the Proponents' resolution and supporting statement (together, the "Proposal"). By copy of this letter, Cinergy is notifying the Proponent of its intention to omit the Proposal from its proxy solicitation material for the 2003 Meeting.

The Proposal requests that Cinergy's Board of Directors report to shareholders by August 2003 on the economic risks associated with certain emissions, Cinergy's public stance regarding efforts to reduce those emissions and the economic benefits of committing to a substantial reduction of the emissions.

Cinergy believes that the Proposal properly may be excluded from its proxy solicitation materials pursuant to:

- Rule 14a-8(i)(3) under the Exchange Act because the Proposal violates Rule 14a-9;
- Rule 14a-8(i)(7) because the Proposal relates to Cinergy's ordinary business operations; and
- Rule 14a-8(i)(10) because it has been substantially implemented and, therefore, is moot.

I. The Proposal is Excludable under Rule 14a-8(i)(3)

A. The Proposal is Vague, Indefinite and Ambiguous

We believe the Proposal may be excluded because it is vague, indefinite and ambiguous. The Proposal requires a report on

> "(a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of these emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)."

The Staff has allowed companies to exclude shareholder proposals under Rule 14a-8(i)(3) that are so vague, indefinite and ambiguous that the shareholders voting on the proposal would not be able to determine, with any reasonable certainty, exactly what action the company would be required to take if the proposal were approved. *See* Hormel Foods Corporation (November 19, 2002), Wal-Mart Stores, Inc. (April 2, 2001), McDonald's Corporation (March 13, 2001) and Comshare Incorporated (August 23, 2000).

The Proposal meets this test for two reasons. First, the Proposal is not clear as to what economic risks and benefits the report is supposed to address and how they are supposed to be addressed within the report. Because they are economic, these risks and benefits each should be quantifiable, at least within a range of reasonable likelihood. Certainly, past and present costs are quantifiable and anticipated future costs can be estimated. However, Cinergy is required to, and already does, report extensively on historical and anticipated environmental costs and known future contingencies (including legal and regulatory contingencies) in its financial statements and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Are these the economic risks referred to by the Proponent? If so, the report would be duplicative. If not, what are they?

Similarly, how are the economic benefits to be addressed within the report? The Supporting Statement for the Proposal asserts that "taking early action on reducing emissions . . . could better position companies over their peers" and "[i]naction . . . could expose companies to reputation and brand damage . . ." (emphasis added). The Resolution refers to "potential improvement in competitiveness and profitability" as a result of "committing to" reducing emissions (emphasis added). These are speculative hopes and theories of the Proponent relating principally to intangible possible benefits. They are not quantifiable by any company and, despite early stage deregulation in Ohio, they are particularly out of context when applied to a still heavily regulated company in a highly regulated industry.

Against this backdrop, a report by the Board of Directors either would be repetitive of information already provided to shareholders or would be a speculative exercise that would not yield any meaningful information to shareholders.

Second, because of the way in which the Resolution is phrased and punctuated, it is unclear what is intended to be done under part (a). Is the report supposed to address (1) the economic risks associated with emissions and (2) the public stance of Cinergy regarding reduction of emissions? Or is it supposed to address the economic risks associated with (1) emissions and (2) Cinergy's public stance?

Neither Cinergy's shareholders in voting, nor its Board of Directors if the Proposal were adopted, can know exactly what the requested report is supposed to address. Therefore, the Proposal should be excluded.

B. The Proposal is Materially False and Misleading

The Proposal also is excludable because it is false and misleading and violates Rule 14a-9. By asking Cinergy to speculate on unknown and unknowable future risks and benefits, the Proposal falsely and misleadingly implies that Cinergy could issue a meaningful report that goes beyond the information already given or freely available to shareholders. Additionally, the overall tone of the Proposal creates the false impression to shareholders that Cinergy is not taking steps to reduce emissions, that Cinergy's public stance on emissions reduction is posing economic risks and that a change in policy would improve competitiveness and profitability. This ignores Cinergy's multitudinous efforts in the environmental area and essentially impugns management by implying that it is not maximizing profitability and, therefore, not acting in the best interests of Cinergy's shareholders.

Finally, the fifth and sixth paragraphs of the Supporting Statement (beginning "U.S. power plants . . ." and "Scientific studies show . . .") are excludable under Rule 14a-8(i)(3) because they are, in their entirety, generalized unsupported assertions of fact for which no authority is cited in the Proposal. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) stating that "shareholders should provide factual support for statements in [a] proposal and supporting statement."

II. The Proposal is Excludable under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) allows a proposal to be excluded from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." Pursuant to Rule 14a-8(i)(7), the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even if the proposal would not require that the company take any particular action with respect to those business operations.

In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability under Rule 14a-8(i)(7) (then Rule 14a-8(c)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. Paragraph 5 of the Release states:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders (c)(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Cinergy is one of the country's leading public utilities. The types of emissions referred to in the Proposal are an inherent aspect of Cinergy's business, as are Cinergy's efforts to minimize any resulting financial risks and maximize competitiveness and profitability. In addition, emissions from Cinergy's facilities are in compliance with all applicable state and federal permits. Thus, the report contemplated by the Proposal is precisely the type of report contemplated by Release No. 34-20091 that the Staff, in directly analogous circumstances involving shareholder proposals requesting reports on companies' environmental matters, has found to be excludable in accordance with Rule 14a-8(i)(7).

In Duke Power Company (March 7, 1988), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company report on the environmental impact of its power plant emissions as well as its environmental control and pollution protection devices. In Carolina Power & Light Co. (March 30, 1988), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company issue an annual report on the release of waste and the company's environmental protection and control activities with regard to such releases. Similarly, in Pacific Telesis Group (February 21, 1990), under Rule 14a-8(i)(7), the Staff concurred that the company could omit from its proxy statement a shareholder proposal requesting that the company seek improved ways of waste reduction and report on it. And, in E.I. DuPont de Nemours and Company (March 8, 1991), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company accelerate its plans to phase out chlorofluorocarbon and halon production and prepare a report showing the increase in research and development expenditures to accomplish the plan.

It is particularly noteworthy that, when the DuPont shareholder proposal discussed above resulted in litigation, the United States Court of Appeals for the District of Columbia Circuit specifically upheld the exclusion pursuant to Rule 14a-8(i)(7) of the requested report on the basis that the proponent had not shown that the information sought implicated significant policy issues. Roosevelt v. E.I. DuPont de Nemours & Co., 958 F.2d 416 (D.C. Cir. 1992) (opinion by Judge Ruth Bader Ginsberg).

Not only does the Proposal call for a report on a subject (environmental matters) that is part of Cinergy's ordinary business, it requests a report on the financial aspects of that subject, which also are a part of Cinergy's ordinary business.

As previously indicated, any known material information that would be covered by the report already is required to be addressed in MD&A, which, in addition to past and present costs, must discuss "material commitments for capital expenditures," "known material trends . . . in . . . capital resources" and "material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." Regulation S-K, Item 303(a).

Cinergy's fiscal year MD&A is furnished, as required by Rule 14a-5(ii), to all shareholders in its Annual Report. The MD&A and the Notes to Cinergy's financial statements (which, of course, also are part of the information provided to shareholders in the Annual Report) discuss in great detail currently proposed legislative and regulatory actions which could affect the company in the environmental area. Shareholders are well aware that Cinergy is likely to incur costs related to these issues. However, the extent of these costs will depend on what regulations ultimately are adopted and on what costs are recovered from customers, either through pricing in a deregulated environment or through the rate structure in a regulated environment. Similarly, as required, Cinergy's MD&A and financial statement Notes discuss known material pending and threatened legal risks. Again, however, the eventual outcome of these matters is unknown.

The Proposal has no time limit or parameters on its request for information on future economic risks. This is a subject on which Cinergy certainly cannot provide information beyond what is given in MD&A. Such "information" would be well beyond forward-looking information and into the realm of speculation on future governmental policy and regulatory and legal actions which, at this time, may not even be contemplated or feasible.

The Staff has consistently taken the position that a proposal relating to the presentation of financial information in reports to shareholders is a matter of ordinary business. This Proposal relates to financial information that is required both in the Notes to Cinergy's financial statements and in MD&A, which is an integral part of the financial package that must be furnished to shareholders. The Proposal is directly analogous to the proposals in J.P. Morgan Chase & Co. (February 28, 2001) and Willamette Industries, Inc. (March 20, 2001). In each case the Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) because it related to an "evaluation of risk" in a report to shareholders.

We do not believe that the Staff's positions on reports concerning ordinary business matters (in Cinergy's case, environmental issues), and particularly on the financial aspects of those matters, are or should be affected by the Staff's recent determination not to treat proposals relating to the expensing of stock options as ordinary business matters. The decision to, or not to, expense options has the potential to make a material difference in a company's reported income and on its financial presentation. (Cinergy announced in July 2002 that it will expense stock options beginning in 2003.) Also, the expensing decision is black or white; there are no shades of gray. On the other hand, as discussed at length above and below in this letter, a report is simply a report and, when it can only duplicate information already required or available, is of no value. Even more important, a report on economic risks and benefits enters into the realm of risk evaluation, and the balancing of often highly uncertain detriments and benefits, that is uniquely the province of management in its ongoing operation of the business. This is not a proper subject for shareholder action.

Therefore, because the Proposal relates to inherent aspects of Cinergy's ordinary business operations, it is excludable under Rule 14a-8(i)(7).

We also note that the Staff has a consistent policy of not allowing revisions under Rule 14a-8(i)(7). Therefore, if any portion of the Proposal is excludable under Rule 14a-8(i)(7), the entire Proposal may be excluded. *See* Kmart Corporation (March 12, 1999), The Warnaco Group, Inc. (March 12, 1999) and Chrysler Corporation (February 18, 1998).

III. The Proposal Is Excludable Under Rule 14a-8(i)(10)

Cinergy believes that the Proposal is moot within the meaning of Rule 14a-8(i)(10) because it has been, and is being, substantially implemented. To the extent possible, Cinergy has previously provided extensive information regarding the topics addressed by the Proposal, and it will continue to do so. A company need not have implemented a shareholder proposal word-for-word to avail itself of Rule 14a-8(i)(10). *See* Exchange Act Release No. 34-20091 (August 16, 1983).

The Proponent asks Cinergy to report on the economic risks associated with the company's emissions of carbon dioxide (CO_2), sulfur dioxide (SO_2), nitrogen oxide (NO_x) and mercury. However, Cinergy already provides pages of information on these topics in its quarterly and annual SEC filings. In addition to the Notes to the financial statements and MD&A concerning past, present and anticipated future costs and regulatory and legal developments, the 2001 Annual Report's MD&A section on Environmental Commitment and Contingency Issues sets out Cinergy's plan for managing the economic risks associated with environmental regulation. The plan includes: "implementing cost-effective greenhouse gas emission reduction and offsetting activities; ...funding research to better understand the causes and consequences of climate change; encouraging a global discussion of the issues and how best to manage them; and advocating comprehensive legislation for fossil-fired power plants." These filings also detail Cinergy's ongoing expenditures to reduce emissions including its current program of installing state-of-the-art NO_x controls at its biggest coal units. This program involves capital expenditures in excess of $800 million.

In addition to these disclosures, Cinergy also provides extensive public information regarding its air emissions and its efforts to reduce those emissions. For instance, last year Cinergy published a report on its environmental track record during the decade of the Nineties. This report, "A Decade of Progress," details Cinergy's progress in addressing key air pollution emissions including NO_x, SO_2 and CO_2. The report is readily available to both shareholders and the general public on Cinergy's website at www.cinergy.com. In the report, Cinergy details expenditures of over $650 million in the last decade to reduce emissions of NO_x and SO_2, along with its extensive investments in combined heat and power projects, integrated coal gasification ("IGCC"), fuel cells and other new energy technologies, and demand management.

In addition, Cinergy publishes an annual environmental report which also discloses the company's emissions of SO2, NOx, mercury and CO2, and discusses the company's present efforts and future plans to reduce these emissions. The 2001 Environmental Progress Report, released in April 2002 ("Environmental Report"), also is available to shareholders and the general public on Cinergy's website at www.cinergy.com. In the Environmental Report's *Letter from the Chairman*, Cinergy's Chairman, President and Chief Executive Officer James E. Rogers states that "it is Cinergy's commitment to produce our essential product more efficiently and with an ever-lessening impact on our environment." The next environmental report covering 2002 is currently being compiled and is slated to be released in the Spring of 2003.

Beyond this disclosure, Cinergy has also led the industry in seeking to create a new workable set of emission reduction targets for coal-fired power. To this end, Mr. Rogers and Cinergy's Vice President for Environment have testified repeatedly before Congress seeking federal multi-pollutant legislation for coal-fired power plants that will create a road map for additional reductions of NOx, SO2 and mercury. In one such hearing held in 2001, Mr. Rogers testified before the Senate Environment and Public Works Committee in favor of including a reasonable CO2 component in multi-pollutant legislation, breaking with the main-stream industry view. In Cinergy's 2001 Annual Report Letter to Stakeholders, Mr. Rogers discussed these efforts to secure long-term environmental legislation and stated that, "If we succeed, we will have taken steps to improve the environment while removing much of the uncertainty that surrounds capital investment decisions associated with coal-fired generation."

These activities are representative of many other actions Cinergy has taken to address the impact of its emissions of NOx, SO2, mercury and CO2. We can and will provide details of these actions if the Commission so desires. But the publications and other information discussed in this letter demonstrate that Cinergy is already undertaking actions, in reporting on risks and on its public stance, that meet both the spirit and letter of the proposed shareholder resolution.

Finally, the Proposal asks Cinergy to report on the economic benefits of committing to a substantial reduction of emissions. As previously discussed, this aspect of the Proposal essentially is directed to future intangibles. The future of deregulation is uncertain. Customer choice currently is not an option in two of the three states in which Cinergy operates, and any attempt to quantify the number of Ohio consumers who might select Cinergy over a competitor because Cinergy's energy is cleaner would be pure speculation. As indicated from the information given above, Cinergy devotes considerable time and resources to being a good environmental citizen. As does the Proponent, Cinergy hopes that its actions enhance its brand and, indeed, its bottom line. However, this portion of the Proposal remains moot and substantially implemented because it cannot be implemented further.

In Houston Industries (March 11, 1985), a shareholder proposal requested that the company present stockholders with a study "of all major areas of risk of [a nuclear power project] including, but not limited to, decommissioning, waste disposal, potential licensing problems, and potential cost of cancellation." At the time of the proposal, studies addressing the shareholder concerns were publicly available at relevant state and federal offices. Further, the company had summarized information from one of the studies in a previous quarterly report to shareholders and, in its letter to the Division, the company stated that the shareholders "will similarly be apprised in the future." The Staff took a no-action position in this instance, where the information sought by the shareholder was already available in studies that were in the public realm and about which the company had already communicated with shareholders, and would continue to do so. *See also,* McDonald's Corporation (March 11, 1991) and Niagara Mohawk Power Corporation (February 16, 1995).

Because all the information that the Proposal seeks Cinergy to report to shareholders already exists in the public domain or is communicated directly to shareholders, Cinergy believes the Proposal is moot and therefore excludable under Rule 14a-8(i)(10).

* * *

In conclusion, for the reasons set forth above, Cinergy respectfully requests your advice that no enforcement action will be recommended if the Proposal is omitted from the proxy solicitation materials for the 2003 Meeting. Should the Staff disagree with the conclusions reached in this letter, we would appreciate the opportunity to confer with you before the issuance of a response.

If you have any questions or desire any further information, please contact the undersigned at (513) 287-3023.

Sincerely yours,

Jerome A. Vennemann

Jerome A. Vennemann
General Counsel

Enclosure

cc: Rev. William Somplatsky-Jarman
Mission Responsibility Through Investment

2003 CINERGY SHAREHOLDER RESOLUTION

WHEREAS:

In 2001 The Intergovernmental Panel on Climate Change concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."

In 2001 the National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago... there is general agreement that the observed warming is real and particularly strong within the past 20 years."

The United States government's "Climate Action Report – 2002," concluded that global climate change may harm the country. The report highlights risks to coastal communities in the Southeast due to sea level rise, water shortages throughout the West, and increases in the heat index and frequency of heat waves.

In July 2002, eleven Attorneys General wrote President Bush, outlining their concern over the U.S. Climate Action Report's failure to recommend mandatory reductions of greenhouse gas emissions. They declared that States are being forced to fill the federal regulatory void through state-by-state regulation and litigation, increasing the ultimate costs of addressing climate change. They urged a reconsideration of his regulatory position, and adoption of a "comprehensive policy that will protect both our citizens and our economy."

U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, approximately 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments.

Standards for carbon dioxide emissions and other air pollutants are emerging across multiple fronts. Ninety-six countries have ratified the Kyoto Protocol, requiring carbon dioxide reductions. Massachusetts and New Hampshire have enacted legislation capping power plants emissions of carbon dioxide and other air pollutants. In June 2002 the Senate Environment and Public Works Committee passed a bill seeking to cap emissions from the generation of electric and thermal energy.

We believe that taking early action on reducing emissions and preparing for standards could better position companies over their peers, including being first to market with new high-efficiency and low-emission technologies. Changing consumer preferences, particularly those relating to clean energy, should also be considered.

Inaction and opposition to emissions control efforts could expose companies to reputation and brand damage, and regulatory and litigation risk.

RESOLVED: That the Board of Directors report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability).

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

February 3, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Cinergy Corporation

Via fax

Dear Sir/Madam:

I have been asked by The Presbyterian Church (USA) (referred to hereinafter as the "Proponent"), which is a beneficial owner of shares of common stock of Cinergy Corporation (hereinafter referred to either as "Cinergy" or the "Company"), and which has submitted a shareholder proposal to Cinergy, to respond to the letter dated December 23, 2002, sent to the Securities & Exchange Commission by the Company, in which Cinergy contends that the Proponent's shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Cinergy's year 2003 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls for the Company to report on the production of global warming gases and toxic emissions by its operations.

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff has consistently ruled that shareholder proposals relating to global warming raise such important policy consideration that Rule 14a-8(i)(7) is inapplicable to them. *American Standard Companies, Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Citigroup, Inc* (February 27, 2002); *Exxon Corporation* (January 30, 1990). Since in *Citigroup* the registrant, in sharp contrast to Company, was not a company whose operations made a major contribution to global warming, *a fortiori*, the Proponent's shareholder proposal raises an important policy issue for Cinergy.

On the merits of why global warming is a significant policy issue for registrants, we refer the Staff to the extensive discussion of that topic in the letters by the undersigned to the Staff, which appear in 2002 SEC No Act. LEXIS 396 (the *American Standard Companies, Inc.* no-action letter of March 18, 2002.) and in 2002 SEC No Act. LEXIS 352 (the *Occidental Petroleum Corporation* no-action letter of March 7, 2002).

RULE 14a-8(i)(3)

A.

We do not believe that there is any ambiguity in the Proponent's request. In answer to the question at the bottom of page 2 of the Company's letter, the proposal deals not only with the types of matters which might be included in the Company's 10K, but also with the information which is described in the final two paragraphs of the whereas clause, including, for example, reputation risk.

Furthermore, not all economic risks are quantifiable, and even those types of soft information which the Company claims to be "quantifiable" are not really quantifiable in any real sense, but rather simply best guesses. Various other types of economic risks, such as reputation risk, are not, so far as we are aware, quantifiable at all. That does not make them any less real. Nor are shareholders unable to understand what is being asked for when a request is made to the Company to discuss possible reputation risk resulting from its course of action or inaction. (With respect to the reality and materiality of reputation risk, we draw the attention of the Staff to the letter, dated May 8, 2001, from Acting Chairman Unger to Congressman Wolf.)

If the Staff were to believe that the Company's second point (concerning punctuation) was well taken, the Proponent would be willing to amend the resolution to make it clear that the report is supposed to address (1) the economic risks associated with emissions and (2) the public stance of Cinergy regarding the reduction of emissions.

B.

We do not believe that the shareholder proposal rule requires proponents to include (in the form of the proposal which appears in the proxy statement) citations for all factual statements made. Instead, it has been the Staff practice to require that such support be supplied to the registrant so that the registrant can check the accuracy of the statement. Nevertheless, were the Staff to request that one or more of these citations be placed in the form of the proposal actually included in J&J's proxy statement, we would, of course, be pleased to comply.

The statistics in the fifth whereas clause are derived, with respect to sulfur dioxide and nitrogen oxides, from information available from the EPA on its website (see www.epa.gov/airtrends (airtrends quality reports (2001)); with respect to carbon dioxide emissions, from information available from the Energy Information Agency of the Department of Energy on its website (see www.eia.doe.gov/emeu/aer (annual energy review 2001)) and, for international comparisons, International Energy Agency, World Energy Outlook, 2002, part D, page 413; with respect to mercury emissions, "Benchmarking Air Emissions of the 100 Largest Electric Generation Owners in the U.S. – 2000", available at www.ceres.org/pdf/emissions.

The statements in the sixth whereas clause are from "The Particulate-Related Health Benefits of Reducing Power Plant Emissions", Abt Associates (October 2000) or its shortened version "Death, Disease & Dirty Power: Mortality and Health Damage Due to Air Pollution from Power Plants" (October 2000), each available at www.cleartheair .org. or at cta.policy.net/fact/mortality.

RULE 14a-8(i)(10)

The Company has failed to carry its burden of proof to show that the Proponent's shareholder proposal is moot.

The Proponent has requested information with respect to:

1) past, present and future emissions of four types of pollutants;

2) the public stance of the company regarding efforts to reduce these four pollutants;

3) economic benefits which may accrue in competitiveness and profitability from a substantial reduction in pollutants.

The Company makes no contention that it has provided any information with respect to item (3).

As to item (2), the only information cited by the Company as having been made available to its shareholders is the statement, quoted in the first full paragraph at the top of page 7, that "it is Cinergy's commitment to produce our essential product more efficiently and with an ever-lessening impact on our environment". We do not believe that a simple platitude constitutes compliance with the Proponent's request for information.

With respect to item (1), the Company has provided some information, but by no means all that has been requested. Although its 2001 Environmental Progress Report gives the actual quantities of emissions of the four pollutants, there is little in the way of projections of future emissions nor is there is a complete discussion of the economic risks associated with these emissions or attempts to reduce them, other than a reference to projected expenditures of $800 million over the next several years to comply with EPA rules. Furthermore, the SEC filed documents do not provide the information requested. For example, although the Company cites its quarterly reports, an examination of its most recent 10Q (for the quarter ended September 30, 2002) reveals that it contains little of the information requested by the Proponent. It has about nine pages of footnotes on environmental matters. However, these pages talk only about existing regulations and litigation about the validity of these regulations. There is almost no forward looking information in the notes, and there certainly is no discussion of the advantages and disadvantages of going beyond the regulatory requirements. Similarly, the MD&A has three paragraphs under the heading "Environmental Issues', all of which refer either to actions by the EPA or to litigation over EPA rules. In the MD&A found in Cinergy's 10K for 2001, there are approximately two pages devoted to Environmental Commitment and Contingency Issues, but, with one exception, the MD&A talks only about regulatory matters and lawsuits about regulatory matters. The exception is a short discussion of the Kyoto treaty, which discussion is quoted in the Company's letter in the second paragraph of its discussion of Rule 14a-8(i)(10). In the 10K financials, Footnote 13 (c) thru (f) contains much the same type of information found in the financials in the 10Q (i.e. the subsections are entitled "Ozone Transport Rulemakings", "New Source Review [by the EPA]", "Beckford Station Notice of Violation" and "EPA Agreement"). Once again, the focus is exclusively on regulatory compliance without any discussion of pro-active possibilities available to the Company.

As can be seen, there is almost nothing of a forward looking nature in response to item (1) of the Proponent's shareholder proposal. Similarly, there is even less with respect to item (2) and absolutely nothing with respect to item (3). Since the Company has made available but a small fraction of the requested information, it cannot be deemed to have substantially implemented the proposal.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-9(i)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Jerome A. Vennemann, Esq.
Rev. William Somplatsky-Jarman
Sister Pat Wolf

To: Grace Lee
FAX 202-942-9525

From: Paul M. Neuhauser
FAX: 941-349-6164
Tel: 941-349-6164

Re: Shareholder proposal submitted to Cinergy Corp by The Presbyterian Church

Number of pages, including this page = 6

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FOCUS - 26 of 160 DOCUMENTS

2007 SEC No-Act. LEXIS 324

Securities Exchange Act of 1934 -- Rule **14a-8(i)(7)**

March 9, 2007

[*1] Dean Foods Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 9, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dean Foods Company
Incoming letter dated January 19, 2007

The proposal requests that an independent committee review the company's **policies** and procedures for its organic dairy products and **report** to shareholders on the adequacy of the **policies** and procedures to protect the company's brands and reputation and address consumer and media criticism.

There appears to be some basis for your view that Dean Foods may exclude the proposal under rule **14a-8(i)(7)**, as relating to Dean Foods' ordinary business operations (i.e., customer relations and decisions relating to supplier relationships). Accordingly, we will not recommend enforcement action to the Commission if Dean Foods omits the proposal from its proxy materials in reliance on rule **14a-8(i)(7)**.

Sincerely,

Tamara M. Brightwell
Special Counsel

INQUIRY-1: ***Dean*** **TM**
FOODS

Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, Texas 75201
Tel 214 303 3400
Fax 214 303 3499

January 19, 2007

U.S. Securities [*2] and Exchange Commission

Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dean Foods Company -- Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Dean Foods Company, a Delaware corporation ("Dean" or the "Company"), files this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Dean's intention to exclude shareholder proposals and supporting statements from the proxy materials for Dean's 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials"). The Proposals were submitted by Boston Common Asset Management, LLC, the Needmor Fund and the Dominican Sisters of Springfield Illinois (collectively, the "Proponents"). Each of the Proponents submitted an identical proposal and supporting statement, which are collectively referred to in this letter as the "Proposal." Dean asks that the staff of the Division of Corporation Finance of the [*3] Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Dean excludes the Proposal from its 2007 Proxy Materials under Rule **14a-8(i)(7)**, because the Proposal deals with matters relating to the Company's ordinary business operations.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2007 Proxy Materials with the Commission.

THE PROPOSAL

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A.

BACKGROUND

The Proposal requests that an independent committee of the Board review the Company's **policies** and procedures for its organic dairy products and **report** to the shareholders on the adequacy of the **policies** and procedures to (i) protect the Company's organic dairy brands and the Company's reputation with organic food [*4] consumers and (ii) address consumer and media criticism of the Company's organic dairy production and sourcing practices.

GROUNDS FOR EXCLUSION

The Proposal relates to the conduct of ordinary business operations of the Company.

Under Rule **14a-8(i)(7)** of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if such proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018(May 21, 1998) (the "1998 Release"), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Here, the Proposal requests a **report** to the shareholders on the Company's **policies** and procedures in connection [*5] with the production of its organic dairy products, as well as its practices related to sourcing raw milk for its organic products. The Company's policies and procedures in connection with its organic dairy products are related to the Company's ordinary business operations for purposes of Rule **14a-8(i)(7)**.

The Proposal addresses the Company's choice of processes used in producing organic milk at its own farms, as well as its choice of additional suppliers of such organic milk. The ability to make such decisions in connection with the Company's organic dairy products requires business judgment regarding allocation of corporate resources and is fundamental to management's ability to control the day-to-day operations of the Company. In addition, in deciding how to produce or source organic milk for its organic dairy products, the Company considers a wide variety of business factors and economic risks that may affect the Company's operations, reputation and brand value. The Company's management must evaluate a broad spectrum of factors and risks, none of which can readily be isolated from other factors. For these reasons, the Company's policies and procedures for its organic dairy products [*6] are not an appropriate subject for a shareholder proposal.

The choice of process, supplies and suppliers are all clearly matters relating to the Company's ordinary business operations. The Staff has consistently taken the position that shareholder proposals regarding the choice of process and supplies may be omitted from the issuer's proxy material pursuant to paragraph (i)(7) essentially because they "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 34-12999 (November 22, 1976). *See e.g., Borden, Inc.* (January 16, 1990) (proposal excludable because choice of process and supplies used in the preparation of its products was a matter relating to the company's ordinary business operations); *The Kroger Co.* (March 23, 1992) (proposal excludable because choice of process and supplies used in the preparation of its products was a matter relating to the company's ordinary business operations); *Seaboard Corporation* (March 3, 2003) (proposal requesting report [*7] on antibiotics in the company's hog production facilities and those of its suppliers excludable as relating to ordinary business operations); *Walgreen Co.* (October 13, 2006) (Staff concurred with the company's view that the "selection of raw materials and ingredients for its private label cosmetics and personal care product lines, within parameters established by FDA regulations" were considerations related to ordinary business operations). Similarly, proposals that potentially provide shareholders with any ability to second-guess management's decisions regarding ordinary business activities constitute an attempt to interfere with the day-to-day conduct of ordinary business operations. See *PetSmart, Inc.* (April 14, 2006).

In addition, in the 1998 Release, the Commission specifically cited "retention of suppliers" as an example of a task that is "so fundamental to management's ability to run a company on a day-to-day basis" that it cannot, "as a practical matter, be subject to direct shareholder oversight." 1998 Release. The Proposal relates directly to the Company's process of producing organic milk and its choice of supply and suppliers of raw materials for its products and [*8] therefore deals with matters relating to the Company's ordinary business operations and should be excluded.

Further, the Proposal seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature. Decisions concerning the Company's production and sources of organic milk are outside the knowledge and expertise of shareholders as a group. The evaluation of alternative sources of organic milk and organic dairy farming processes requires analysis of a myriad of complex supply chain issues, including product quality, product costs, geographic location, processing and distribution costs and availability. The average shareholder, who presumably lacks training in dairy processing, organic farming or supply chain management issues, would have difficulty evaluating these issues and the data associated with producing or procuring organic milk. The Company's management, with a department at Horizon Organic dedicated to organic milk procurement, is better equipped than its shareholders to deal with these complex issues.

In addition to such supply chain issues, all food products sold in the United States which are certified organic are subject to the United States Department [*9] of Agriculture's ("USDA") organic standards. In order to bear the organic seal, the product's ingredients and production methods have been verified by an accredited certification agency meeting USDA standards for certified organic production. Organic certification includes periodic inspections of farming operations, record-keeping, soil and water conditions and processing and distribution facilities. All of the Company's organic products are certified and meet the USDA's organic standards. The selection of raw materials for the Company's organic products, within parameters established by USDA organic standards, relates to ordinary business operations.

The fact that the Proposal is couched in the form of a request for a report does not change the nature of the subject of the requested report. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report...involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff [*10] has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., AT&T Corp.* (February 21, 2001); *The Mead Corporation* (January 31, 2001); *Wal-Mart Stores, Inc.* (March 15, 1999); *Nike, Inc.* (July 10, 1997).

We are aware that the Staff has previously taken the position that proposals relating to ordinary business matters but "focusing on sufficiently significant social policy issues...generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." See 1998 Release. While we believe that the Proposal itself does not purport to address any social policy issues, we note that the Proponents' supporting statement makes reference to environmental concerns and other social policy concerns. As discussed below, were the Staff to question whether the Proposal implicates significant social policy issues, the Company believes that the "significant social policy exception" to Rule **14a-8(i)(7)** is inapplicable with respect to the Proposal.

In Staff Legal Bulletin [*11] No. 14C (June 28, 2005) ("SLB 14C"), the Staff further clarified which shareholder proposals involving environmental and public health issues they believe would fall under the significant social policy exception. According to SLB 14C, shareholder proposals dealing with environmental or public health concerns may be omitted under the ordinary business operations exclusion in Rule **14a-8(i)(7)** if they call for an internal assessment of risks and liabilities of a company's operations that may adversely affect the environment or the public's health, but not if they call for actual minimization or elimination of such operations. The Staff contrasted the proposal it permitted to be excluded in *Xcel Energy Inc.* (April 1, 2003) (calling for board assessment of economic risks and benefits of certain emissions) with the one it did not permit to be excluded in *Exxon Mobil Corp.* (March 18, 2005) (calling for "a report...on the potential environmental damage that would result from the company drilling for oil and gas in protected areas") to illustrate the distinction. To make such a distinction, the Staff has stated that they will consider both the proposal and the supporting statement [*12] as a whole.

In addition to the evaluation of risks related to environmental and public health concerns, the Staff has also permitted the exclusion of proposals seeking an evaluation of other categories of risks. *See e.g., J.P. Morgan Chase & Co.*(Feb. 28, 2001) (proposal recommending that the board of directors include a discussion of the risks of inflation and deflation in the company's annual **report**); *AT&T Corp.*(Feb. 21, 2001) (proposal requiring a **report** on the company's **policies** for involvement in the pornography industry and an assessment of certain liabilities).

Similar to the *Xcel Energy* proposal described above, the Proposal requests that the Company make an internal assessment of the risks to the Company's brand image and reputation as a result of its organic dairy production and sourcing policies and procedures. Although the supporting statement to the Proposal discusses such issues as environmental protection, animal welfare and working conditions for farm workers, it neither requests that the Company change its **policies** and procedures nor demands that the **report** itself address any specific social **policy** issue. Rather, the Proposal directs the Company to review [*13] its **policies** and procedures for its organic dairy products and to **report** on their impact on such things as brand image and reputation, not environmental protection, public health or any other social **policy** issue. For example, the Proposal's supporting statement concludes with the concern for "brand image and shareholder value." Thus, the Proposal focuses on the Proponents' concern that the Company's organic dairy practices may expose it to economic risk, and consequently, decrease shareholder value. Accordingly, based on the distinction set forth in SLB 14C, the Proposal should be omitted from the Company's proxy materials.

The Proposal expressly requests that an independent committee of the Board prepare a **report** on the adequacy of the Company's **policies** and procedures to "protect our organic dairy brands and our [C]ompany's reputation." In other words, the Proposal is seeking an assessment of the financial risks arising from the Company's organic dairy production and sourcing practices. The assessment of reputational and brand risks is highly complex and requires a detailed assessment of economic, legal and statistical factors which are central to the Company's ordinary business [*14] operations. It is well established that shareholder proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations do not raise a significant policy issue and instead involve the ordinary conduct of a business. For example, in *General Electric Company* (January 13, 2006), the Staff concurred that the company could exclude the shareholder proposal requesting a report evaluating "the risk of damage to GE's brand name and reputation" as a result of decisions to "send manufacturing and service work to other countries" because it related to the company's ordinary business operations. In addition, in *Newmont Mining Corporation* (January 12, 2006), the Staff concurred that the company could exclude a proposal seeking a review of the company's business activities, and in particular, certain of the "financial and reputational risks" it faces. In its response, the Staff noted that the proposal was excludable under Rule **14a-8(i)(7)** on the basis that it pertained to the "evaluation of risk." Similarly, in *Xcel Energy* Inc., the Staff permitted the exclusion of a proposal that called for a **report** on the economic risks [*15] associated with the company's greenhouse gas emissions, including the risks to "reputation and brand damage."

In requesting a **report** evaluating the adequacy of the Company's **policies** and procedures to "protect our organic dairy brands and our [C]ompany's reputation," the Proposal focuses on "an internal assessment of risks or liabilities" that the Company faces as a result of its day-to-day operating decisions. The Proposal also relates to matters involving the Company's process of producing organic milk, retention of suppliers, choice of raw materials, compliance with USDA standards and other supply chain issues. Therefore, the Proposal addresses the Company's ordinary business operations, and is excludable under Rule **14a-8(i)(7)**.

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2007 Proxy Materials. Please do not hesitate to call me at (214) 303-3432 if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this [*16] letter and returning it to me in the enclosed stamped, self-addressed envelope.

Thank you for your attention to this matter.

Sincerely,

Steven J. Kemps
Senior Vice President and
Deputy General Counsel

December 11, 2006

ATTACHMENT-1

Steven Heim
Director of Social Research

December 11, 2006

Michelle P. Goolsby
Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
Dean Foods Company
2515 McKinney Ave. Suite 1200
Dallas, Texas 75201

RE: Shareholder proposal by Boston Common Asset Management.

Dear Ms. Goolsby:

Boston Common Asset Management, LLC (Boston Common) is an investment manager that serves investors concerned about the social and environmental impact, as well as the financial return, of their investments. Boston Common currently owns 3,900 shares of Dean Food's common stock, in IBT Omnibus Account BOSTONCOMMON. Our clients hold in total about 21,150 shares in Dean Foods and several have been long-term shareholders.

Dean Foods' Horizon Organic brand is the leading organic milk and dairy products brand in the U.S. Organic foods are an important consumer market for Dean Foods. As you know, last year [*17] Boston Common Asset Management and the Needmor Fund filed a shareholder proposal regarding Dean Foods sourcing of raw organic milk from factory farms. We believe that Horizon's brand reputation has been hurt by increasing negative publicity about this. Further, the USDA may adopt stricter organic dairy standards, or may enforce existing standards, and that could seriously jeopardize Horizon's raw milk supply. We continue to believe that Dean's current organic milk procurement policy is a significant business issue that the company should address for its shareholders. Boston Common seeks to resolve concerns with companies through dialogue. We look forward to continuing our discussions regarding these issues. However, we are filing the enclosed proposal to protect our clients' rights to present our concerns to shareholders via the proxy statement, if necessary. Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Boston Common is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number [*18] of shares. Boston Common has held at least $ 2,000 in market value of these securities for more than one year at the time of the filing of this shareholder proposal and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Boston Common is the primary filer for this shareholder proposal. Verification of ownership will be provided under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We hope that we may discuss our proposal further and reach an agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to my attention, to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (802) 223-4627 or (617) 720-5557, via fax at (617) 720-5665, or via email at sheim@bostoncommonasset.com.

Sincerely,

Steven Heim

Director of Social Research

ATTACHMENT-2

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax
(217) 787-8169 [*19]

December 12, 2006

Michelle P. Goolsby
Executive Vice President, Chief Administrative Officer, General Counsel and
Corporate Secretary
Dean Foods Company
2515 McKinney Ave. Suite 1200
Dallas, Texas 75201

Dear Ms. Goolsby:

The Dominican Sisters of Springfield, IL, is the beneficial owner of 80 shares of Dean Foods common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with Boston Common Asset Management. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with Boston Common Asset Management in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. [*20] Steven Heim, representing Boston Common Asset Management, will serve as primary contact for the co-sponsors.

Sincerely,

Sister Linda Hayes, OP
Dominican Sisters of Springfield, IL

ATTACHMENT-3

BOSTON COMMON
ASSET MANAGEMENT, LLC

Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston MA 02109
Tel: (617) 720 5557
Fax: (617) 720 5665

www.bostoncommonasset.com

December 11, 2006

Michelle P. Goolsby
Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
Dean Foods Company
2515 McKinney Ave. Suite 1200
Dallas, Texas 75201

RE: Shareholder proposal by the Needmor Fund.

Dear Ms. Goolsby:

The Needmor Fund holds approximately 3,400 shares of Dean Foods Company (Dean Foods) common stock. Our client, the Needmor Fund, has authorized us to file the enclosed shareholder proposal on their behalf. The Needmor Fund seeks to reflect its values, principles and mission in its investment decisions.

Dean Foods' Horizon Organic brand is the leading organic milk and dairy products brand in the U.S. Organic foods are an important consumer market for Dean Foods. As you know, last year Boston Common Asset Management [*21] and the Needmor Fund filed a shareholder proposal regarding Dean Foods sourcing of raw organic milk from factory farms. We believe that increasing negative publicity about this has hurt Horizon's brand reputation. Further, the USDA may adopt stricter organic dairy standards, or may enforce existing standards, and that could seriously jeopardize Horizon's raw milk supply. We continue to believe that Dean's current organic milk procurement policy is a significant business issue that the company should address for its shareholders. Boston Common and the Needmor Fund seek to resolve concerns with companies through dialogue. We look forward to continuing our discussions regarding these issues. However, we are filing the enclosed proposal to protect our clients' rights to present our concerns to shareholders via the proxy statement, if necessary.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). The Needmor Fund is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above-mentioned number of shares. [*22] The Needmor Fund has held at least $ 2,000 in market value of these securities for more than one year at the time of the filing of this shareholder proposal and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Boston Common is the primary filer for this shareholder proposal. Verification of ownership will be provided under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We hope that we may discuss our proposal further and reach an agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to my attention, to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (802) 223-4627 or (617) 720-5557, via fax at (617) 720-5665, or via email at sheim@bostoncommonasset.com.

Sincerely,

Steven Heim
Director of Social Research

ATTACHMENT-4

Dean Foods -- 2007

Responding to Widespread Consumer Concerns regarding the Reputation and Propriety of Dean Food's Organic Dairy Labels

RESOLVED: Shareholders [*23] request that an independent committee of the Board review our company's policies and procedures (P&P) for its organic dairy products and report to shareholders by September 1, 2007 on the adequacy of the P&P to:

* protect our organic dairy brands and our company's reputation with organic food consumers;

* address consumer and media criticism of our company's organic dairy production and sourcing practices.

The report, to be prepared at reasonable cost, may omit confidential information.

Supporting Statement

Many consumers are turning to organic food brands because they no longer trust the conventional food system. We believe that protecting consumer confidence is essential for the long-term value of organic food brands, including those of our Company.

We believe a prime motivating interest of consumers buying organic products, including organic milk and dairy products and paying the higher price premium, is that buying organic foods supports environmental protection, humane animal husbandry practices and economic fairness for family farmers. Many believe the survival of family farming nationwide may depend more and more on the legitimacy of organic farming standards [*24] and associated marketing brands.

To some consumers, organics means avoidance of the effects of large-scale livestock operations, The article "Impacts of Wastes from Concentrated Animal Feeding Operations (CAFOs) on Water Quality." *(Environmental Health Perspectives Online* Nov. 14, 2006) states that "Based on available data, generally accepted livestock waste management practices do not adequately or effectively protect water resources from contamination with excessive nutrients, microbial pathogens, and pharmaceuticals present in the waste." Other reports outlined serious impacts on air quality.

The social and environmental benefits of family farm organic food production include soil conservation, protecting groundwater from pollution of manure or pesticide runoff, preventing water depletion in the and western U.S., supporting good working conditions for farm laborers and supporting animal welfare. We believe these are of paramount importance in the eyes of consumers economically supporting organic brands.

Some consumers who for ethical reasons would not ordinarily consume dairy products at all choose to purchase organic dairy products because they view organic milk as [*25] being humanely produced.

In national advertisements, Dean's Horizon Organic brand proclaims, regarding the cows that supply its milk, "We are ... making sure they are never confined." However, according to legal complaints currently being reviewed by the USDA, cows at Horizon Organic's corporate owned farms in Idaho and Maryland, and a number of its contract suppliers, are confined most of the time to pens in feedlots -- restricted from grazing in pastures.

In April 2006 members of the national Organic Consumers Association launched a boycott of several organic dairy brands, including Horizon Organic. In response dozens of U.S. natural foods stores have stopped selling some or all Horizon Organic products such as fluid milk.

Brand image and shareholder value are threatened by these consumer concerns and the associated widespread and increasing media coverage.

We urge shareholders to vote FOR this proposal.

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsGeneral OverviewGovernmentsAgriculture & FoodProcessing, Storage & DistributionGovernmentsFederal GovernmentExecutive Offices

March 8, 1996

000038

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The Gap, Inc. (the "Company")
Incoming letter dated February 1, 1996

The proposal requests that the Board of Directors prepare a report which describes the Company's actions to ensure that its foreign suppliers meet basic standards of conduct.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(c)(10) as moot. Accordingly, the staff will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rule 14a-8(c)(10). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Stephanie D. Marks
Attorney Advisor

000030 9

GAP

96 FEB -5 AM 11: 18

VIA FEDERAL EXPRESS

February 1, 1996

THE GAP INC
ONE HARRISON
SAN FRANCISCO
CA 94105
TELEPHONE
[illegible]
FAX
[illegible]

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-1004

Re: **The Gap, Inc. - Shareholder Proposal of ACTWU - 1934 Act/Rule 14a-8**

Ladies and Gentlemen:

The Gap, Inc., a Delaware corporation ("The Gap" or the "Company"), has received a shareholder proposal ("Proposal") from the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union ("ACTWU" or "Proponent") by letter dated November 22, 1995. Pursuant to Rule 14a-8(d) of the Securities Exchange Act, as amended, we hereby give notice of the Company's intention to omit the Proposal from its proxy statement and form of proxy (collectively the "1996 Proxy Materials") for its 1996 Annual Meeting.

For the reasons set forth in this letter, we also respectfully request confirmation from the staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended based upon The Gap's omission of the Proposal from its 1996 Proxy Materials. As our 1996 Proxy Materials must be in final form by April 19, 1996 so that they can be timely mailed to our shareholders, we would very much appreciate the Division's response to this request as soon as possible, but in any event prior to such date.

Pursuant to Rule 14a-8(d), and by copy of this letter, we are concurrently notifying the ACTWU of The Gap's intention to omit the Proposal from its 1996 Proxy Materials.

Enclosed are six copies of this letter and the Proponent's letter to the Company which sets forth the Proposal and statement in support thereof.

I. THE PROPOSAL

The Proposal requests that the Company's Board of Directors commit the Company to a "code of conduct" with respect to the selection process for its overseas suppliers. The Proposal also requests that the Board of Directors prepare a report to shareholders which describes current and future policies relating to that "code of conduct." The Proposal seeks to preclude the Company from doing business with suppliers that: 1) utilize forced or prison labor; 2) employ children under compulsory school age or legal working age; 3) fail to maintain a safe and healthy work environment; 4) fail to follow prevailing practice and local laws regarding wages and hours; or 5) contribute to local environmental degradation. The Proposal also seeks to require compliance verification through monitoring processes.

II. GROUNDS FOR OMISSION

The Gap believes that the Proposal may be properly omitted from its 1996 Proxy Materials for the following reasons:

(i) Pursuant to Rule 14a-8(c)(1), the Proposal is not a proper subject for action by security-holders under Delaware law;

(ii) Pursuant to Rule 14a-8(c)(7), the Proposal deals with a matter relating to the conduct of the Company's ordinary business operations; and

(iii) Pursuant to Rule 14a-8(c)(10), the Proposal has been rendered moot.

A. The Proposal is Not a Proper Subject for Action by Security-Holders Under the Laws of the Company's Domicile and May Therefore Be Omitted Under Rule 14a-8(c)(1).

Rule 14a-8(c)(1) permits the omission of a proposal which, under the laws of the registrant's domicile, is not a proper subject for action by security-holders. In fact, Section 141(a) of the Delaware General Corporation Law provides that the power and duty to manage the business of a Delaware Corporation is vested in its board of directors unless otherwise specified in its certificate of incorporation. As The Company has not modified its certificate of incorporation in this respect, the Proposal may be properly omitted.

The rationale underlying Section 141(a) is based in part on the fact that a corporation would not be a viable business entity if ordinary business decisions were the subject of shareholder deliberation.[1] Clearly, the ongoing selection and oversight of a corporation's suppliers falls within the scope of its board's responsibility to manage the business of the corporation. Because the Proposal is directed at these very activities, it is not a proper subject for action by security-holders.

B. The Proposal Deals With the Conduct of the Company's Ordinary Business Operations and Therefore May be Omitted from the 1996 Proxy Materials Pursuant to Rule 14a-8(c)(7).

Rule 14a-8(c)(7) permits omission of a proposal which deals with a matter relating to the conduct of the Company's ordinary business operations. The Commission has stated that the policy underlying Rule 14a-8(c)(7) "... is basically the same as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Commission Release No. 34-19135, n. 47 (October 14, 1982), quoting the testimony of Commission Chairman Armstrong at the Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong. 1st Sess., 118 (1957).

As one of the nation's leading clothing retailers, The Gap purchases merchandise from hundreds of suppliers located in over 50 countries. The determination of whether, when and how to do business with a particular supplier is a matter routinely dealt with by management as part of the Company's day-to-day business operations. The ongoing selection and maintenance of its suppliers involves numerous business considerations and decisions, ranging in scope from quality control to competitive pricing to internal and governmental compliance issues.

In a series of no-action letters issued under Rule 14a-8(d), the Commission's Staff (the "Staff") has consistently confirmed its position that the selection of suppliers, vendors and independent contractors is an ordinary course matter and that shareholder proposals relating to these issues may be omitted from a registrant's proxy materials. For example, the Staff allowed the omission of a proposal that requested a report from Wal-Mart Stores regarding certain employment policies as well as a description of Wal-Mart's efforts to

[1] See *In Re Tw Services, Inc. Shareholders Litigation*, C.A. 10298 (Del. Ch. March 2, 1989) ("While corporate democracy is a pertinent concept, a corporation is not a New England town meeting; directors, not shareholders, have responsibilities to manage the business and affairs of the corporation, subject however to a fiduciary obligation.")

publicize its policies to suppliers and to purchase goods from minority and female-owned suppliers (Wal-Mart Stores, Inc., available April 10, 1991 and April 10, 1992). The following no-action letters also addressed, in part, the purchase of goods and services from specified suppliers: American Brands, Inc. (available December 28, 1995); Delta Air Lines, Inc. (available July 27, 1995). See also, LTV Corporation (available November 22, 1995) (selection of audit firm); Bank America Corp. (available February 27, 1986) (selection of independent auditors); Texas Air Corp. (available April 11, 1984) (employment of outside counsel).

Moreover, the fact that the ACTWU Proposal refers to broader social or public policy issues should not impact the operation of Rule 14a-8(c)(7), where the clear goal of the Proposal is to make shareholders directly responsible for the management of an inherently ordinary business operation. In Cracker Barrel Old Country Store, Inc. ("Cracker Barrel") (available October 13, 1992), the Staff allowed Cracker Barrel to exclude a shareholder proposal relating to that company's employment policies and practices, even though the proposal related to broader social issues. The Staff specifically stated that the fact that such a proposal is tied to a social issue "will no longer be viewed as removing the proposal from the realm of the ordinary business operations of the registrant." In reaching this determination, the Staff noted that "the line between includable and excludable employment related proposals based on social policy considerations has become increasingly difficult to draw," and that the lines drawn are often seen as "tenuous, without substance and effectively nullifying the application of the ordinary business exclusion to employment related proposals."

Thus, the mere fact that the ACTWU's Proposal to regulate an ordinary business operation of the Company also refers to social issues does not transform it into something other than what it is - a proposal which can be properly omitted under Rule 14a-8(c)(7).

C. The Proposal May be Properly Omitted as Moot Under Rule 14a-8(c)(10) Because it Has Already Been Substantially Implemented by the Company.

Rule 14a-8(c)(10) provides that any proposal which has been rendered moot may be omitted from a company's proxy materials. In applying this Rule, the Commission has permitted omission of proposals that have been "substantially implemented" by an issuer. Commission Release No. 34-20091 (August 16, 1983).

The Gap currently has in place formal sourcing policies and procedures which govern the operations and employment practices of its suppliers. These standards are clearly outlined in a document entitled "Gap Sourcing Principles and Guidelines," a copy of which is attached hereto as Exhibit A. The Company developed these standards to ensure that all of its suppliers fully understood the Company's expectations and requirements of them.

These sourcing principles also appear at the beginning of the Company's Vendor Handbook, which is used as an ongoing reference guide by all suppliers with which we do business. The Gap initially mailed this Handbook to its existing suppliers in 1993 and most recently in 1995, and also mails it to each new supplier prior to submitting any orders for production.

In fact, The Gap's Sourcing Principles and Guidelines specifically address each and every item requested in the Proposal. The "Forced Labor" section satisfies the Proposal's request relating to forced or prison labor. The "Child Labor" section satisfies the Proposal's request relating to the use of child labor. The "Wages and Hours" section satisfies the Proposal's request relating to compliance with prevailing practice and local laws regarding wages and hours. The "Working Conditions" section satisfies the Proposal's request relating to maintaining a safe and healthy work environment. Finally, the "Environment" section satisfies the Proposal's request relating to environmental degradation.

Moreover, The Gap's purchase order terms expressly require the manufacturer to agree to comply with all wage and hour and other labor laws (including child labor, minimum wage, overtime and safety-related laws) and provide that the Company may terminate any order and withhold payment in the event of non-compliance. A copy of the Company's purchase order is attached hereto as Exhibit B.

With respect to monitoring and enforcement issues, the Company has adopted pre-contract review procedures which must be followed before any supplier is approved. As part of its internal approval process, for example, the Company performs an intensive, on-site factory evaluation of each prospective manufacturer. This on-site interview not only affords us the opportunity to evaluate each manufacturer's facilities first-hand but to explain that our business relationship is conditioned upon the supplier's strict and continuous compliance with all labor laws and The Gap's Sourcing Principles and Guidelines. The Gap also has several ongoing monitoring programs in place and regularly conducts on-site visits of its existing suppliers. In accordance with the Company's stated policy, suppliers which fail to cooperate and comply with our requirements will not receive future business and are taken off of our list of approved contractors.

Finally, the Company's Board of Directors periodically reviews current sourcing issues and is kept appraised of any new developments. Furthermore, last year, at the express request of the ACTWU, The Gap also detailed its sourcing policies on page 16 of its 1994 annual report to shareholders (a copy of which is attached hereto as Exhibit C).

Since The Gap has already acted to adopt, implement, enforce and report upon its comprehensive "code of conduct" for suppliers, each and every concern raised in the Proposal has already been substantially implemented by the Company. Therefore, the Proposal may be omitted as moot under Rule 14a-8(c)(10).

III. CONCLUSION

In light of the above, The Gap believes that the Proposal may be omitted from the 1996 Proxy Materials based on any one of the following grounds: (i) the Proposal is not a proper subject for action by stockholders under the law of The Gap's domicile (Delaware); (ii) the Proposal relates to and seeks to govern the conduct of ordinary business operations of the Company; and (iii) the Proposal has already been substantially implemented and is accordingly moot.

Please address your response to this letter to my attention at 1 Harrison Street, San Francisco, California, 94105. In the interim, please also feel free to call me if you have any questions or comments at (415) 291-2515. Thank you in advance for your consideration of these matters.

Very truly yours,

Anne B. Gust
Senior Vice President and
General Counsel

ABG:cmc
Enclosures

UNITE! A MERGER OF THE AMALGAMATED CLOTHING & TEXTILE WORKERS UNION & THE INTERNATIONAL LADIES' GARMENT WORKERS' UNION

C99036

RECEIVED

NOV 2 ~ 1995

... COUNSEL

Via Facsimile and Registered Mail

November 22, 1995

Ms. Anne B. Gust, Secretary
The Gap, Inc.
1 Harrison Street
San Francisco, CA 94105

Dear Ms. Gust:

On behalf of the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union (ACTWU), I hereby submit the attached resolution which requests that the Company's Board of Directors review its current sourcing code of conduct regarding its relationships with both domestic and foreign contractors and report to shareholders on these sourcing policies, including implementation and enforcement. We believe that the working conditions of foreign and domestic manufacturing suppliers have become an even greater issue of concern to shareholders, U.S. retailers and their customers over the past year.

We would like to have the attached resolution included in the company's proxy statement for the next annual meeting of shareholders pursuant to rule 14-a(8) of the Securities and Exchange Act. Also attached is a letter verifying ACTWU Southern Region's beneficial ownership of twenty-eight (28) shares of The Gap, Inc. common stock. The Southern Region of ACTWU intends to hold this stock through the date of the Company's annual meeting.

If you have any questions or require further information please call me at (202)785-5690.

Sincerely,

Michael R. Zucker

Michael R. Zucker
Director

enclosures

RESOLVED: That the shareholders of The Gap, Inc. ("Company") request that the Board of Directors review our Company's "code of conduct" to ensure its domestic and overseas suppliers meet basic standards of conduct, and prepare a report to shareholders at reasonable expense which describes current policies for its relationships with suppliers and discusses the Company's current and future compliance efforts and plans. We request that our Company's code of conduct include at minimum:

1) that the Company will not do business with suppliers which:
   - utilize forced or prison labor
   - employ children under compulsory school age or legal working age
   - fail to maintain a safe and healthy work environment
   - fail to follow prevailing practices and local laws regarding wages and hours
   - contribute to local environmental degradations; and
2) that the Company will verify its suppliers' compliance through certification, regular inspections and other monitoring processes.

As U.S. companies increasingly import goods from overseas, concern is growing about working conditions in many countries which fall far below the most basic standards of fair and humane treatment. The United Nations reports that the use of child labor continues to be a serious international problem, one which is increasing in Africa and Asia. Human rights groups estimate that over 200 million people work under forced or prison labor conditions world wide. Revelations over the last several months concerning the use of workers held in slave-like conditions in California apparel factories underscore the need for strong oversight of domestic suppliers as well.

Recently The Gap has been confronted with sourcing problems of its own. The New York Times and other major periodicals have published reports of human rights violations, poverty level wages and management law-breaking at a contractor of The Gap's in El Salvador. We believe the pervasive problems delineated by the news media speak to the real need for a more effective approach to sourcing policy and enforcement at The Gap. In addition, we feel the negative publicity surrounding this situation is damaging the reputation of our Company.

The U.S. Congress has responded to concerns about goods made by overseas suppliers by introducing legislation that would make it a criminal offense to import goods made by child labor. The Department of Labor has taken on major initiatives to enforce wage and hour laws among domestic contractors and to promote more vigorous sourcing practices by retailers.

We believe it is important that The Gap, which relies on foreign and domestic manufacturing contractors, not only voice support for minimum supplier standards, but also maintain a system of verification and enforcement that ensures the Company will only do business with contractors who comply with these standards. These standards must be strong enough to protect the Company from legal and other problems caused by wrongful supplier conduct. Our Company's image and the activities which contribute to that image are of great concern to shareholders, and we believe efforts to adhere to high corporate standards make both moral and economic sense.

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

PUBLIC REFERENCE COPY

January 12, 2006

Kevin Keogh
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-12-2006

Re: Newmont Mining Corporation
Incoming letter dated December 2, 2005

Dear Mr. Keogh:

This is in response to your letter dated December 2, 2005 concerning the shareholder proposal submitted to Newmont by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated January 6, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, NY 10007-2341

January 12, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Newmont Mining Corporation
Incoming letter dated December 2, 2005

The proposal urges management to review its operations in Indonesia, with particular reference to "potential financial and reputational risks incurred by the company as an outgrowth of these operations," and to report its findings to shareholders.

There appears to be some basis for your view that Newmont may exclude the proposal under rule 14a-8(i)(7), as relating to Newmont's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Newmont omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

RECEIVED
2005 DEC -5 AM 9: 21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 2, 2005

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Statement of Reasons for Omission of Shareholder Proposal Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being submitted by White & Case LLP on behalf of our client, Newmont Mining Corporation, a Delaware corporation ("Newmont" or the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit the shareholder proposal attached hereto as Exhibit A (the "Proposal") filed by the Office of the Comptroller of New York City on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponents"). The Proponents wish to have the Proposal included in Newmont's proxy statement (the "Proxy Statement") for its 2006 annual meeting of shareholders (the "2006 Annual Meeting"). On behalf of Newmont, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement for filing pursuant to Rule 14a-8(j) under the Exchange Act and hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against Newmont should Newmont omit the Proposal from the Proxy Statement in reliance on one or more interpretations of Rule 14a-8 under the Exchange Act set forth below.

The Proposal

The Proposal states that "shareholders urge management to review its operations in Indonesia, with a particular reference to potential financial and reputational risks incurred by the company as an outgrowth of these operations, and to report to shareholders on the findings of this review."

For the reasons set forth below, the Company believes that the Proposal may be omitted from the Proxy Statement.

Discussion of Reasons for Omission

Ordinary Business Operations

The Proposal should be considered a matter of ordinary business operations. Rule 14a-8(i)(7) under the Exchange Act permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. In *Release No. 34-20091* (August 16, 1983), the Commission specifically addressed the issue of the excludability under Rule 14a-8(c)(7) under the Exchange Act (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to such rule if the subject matter of the special report involves a matter of ordinary business. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Release No. 34-40018* (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Release No. 34-40018* (May 21, 1998).

The Company believes that the Proposal fits squarely within the category of proposals meant for exclusion pursuant to Rule 14a-8(i)(7) under the Exchange Act, because the Proposal seeks an evaluation of the financial and reputational risks of the Company's business operations. The Proposal's focus is the operations of the Company, which are issues exclusively under the aegis of the Board of Directors. The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks a review of the Company's business activities and, in particular, certain of the financial and reputational risks it faces. The review or evaluation of risks is a fundamental part of ordinary business operations and is best left to management and the Board of Directors. *See, e.g., Dow Chemical Company* (available February 23, 2005) (excluding proposal requesting a report describing the impact that certain outstanding issues may reasonably pose on the company, its reputation, its finances and its expansion); *Newmont Mining Corp.* (available February 5, 2005; reconsideration denied March 15, 2005) (excluding proposal requesting a review of and report on the Company's policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the Company by such policies); *Newmont Mining Corp.* (available February 4, 2004) (excluding proposal requesting report on risk to the company's operations, profitability and reputation from its social and environmental liabilities); *Xcel Energy Inc.* (available April 1, 2003) (excluding proposal which urged that the company's board of directors issue a report disclosing the economic risks associated with the company's past, present and future emissions of certain gases and the public stance of the company regarding efforts to reduce these emissions); *Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The Proposal is similar to those in *Dow Chemical Company, Newmont Mining Corp., Xcel Energy Inc.* and *Mead Corporation.*

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. *See, e.g., WPS Resources Corp.* (available January 23, 1997); *American Telephone and Telegraph Company* (available January 29, 1993); *American Stores Company* (available April 7, 1992); *Potomac Electric Power Company* (March 1, 1991); *Pacific Gas and Electric Company* (available December 13, 1989); *Minnesota Mining and Manufacturing Company* (available March 23, 1988); *Arizona Public Service Company* (available February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. *See, e.g., Mead Corporation* (available January 31, 2001); *American Telephone and Telegraph Company* (available January 29, 1993); *Arizona Public Service Company* (available February 22, 1985). The Commission already regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies, including any known risks and uncertainties that might have future impact on such company. The decision to disclose information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. Furthermore, a report on potential risks enters into the realm of risk evaluation that is uniquely the responsibility of the Company's Board of Directors and management in their ongoing operation of the business. Therefore, the Company believes that the Proposal is also excludable based upon the above reasoning.

While proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7) under the Exchange Act, proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. *Release No. 34-12999 (November 22, 1976); Release No. 34-40018 (May 21, 1998).* The Staff recently addressed this distinction relating to shareholder proposals involving environmental and public health issues, clarifying that a company may omit such shareholder proposals if the proposal focuses on the "company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health," but not if the proposal focuses on the "company minimizing or eliminating operations that may adversely affect the environment or the public's health." *Staff Legal Bulletin No. 14C* (available June 28, 2005). In *Staff Legal Bulletin No. 14C*, the Staff compared the proposal it permitted to be excluded in *Xcel Energy Inc.* (available April 1, 2003) (calling for a report by the board of directors on "the economic risks associated with the Company's past, present and future emissions", "the public stance of the company regarding efforts to reduce these emissions," and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability"), with *Exxon Mobil Corp.* (available March 18, 2005) (calling for a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas" and "the implications of a policy of refraining from drilling in such areas"). Here, unlike *Exxon Mobil Corp.*, the Proposal neither requests that the Company minimize or eliminate operations that may adversely affect the environment or the public's health, nor requires that the report focus on the Company minimizing or eliminating such operations. Instead, similar to the proposal in *Xcel Energy Inc.*, the Proposal seeks a report merely assessing the potential risks that the Company faces as a result of certain aspects of its operations that may adversely affect the environment or the public's health. Furthermore, although the preamble to the Proposal alludes to certain environmental and public health issues in Indonesia, the action requested by the resolution in the Proposal is for a report that focuses in particular on "potential financial and reputational risks incurred by the company as an outgrowth of these operations." This language in the Proposal indicates that the main objective of the Proposal is not to address any particular social policy issue, but instead to request a report that focuses on financial aspects of the Company's operations in Indonesia, which as previously discussed fall within the purview of the Company's ordinary business operations. Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside of Rule 14a-8(i)(7) under the Exchange Act. *Release No. 34-40018* (May 21, 1998). Instead, the Proposal merely addresses the ordinary business of the Company.

Based on the foregoing, the Company believes that the Proposal deals with matters that involve the Company's ordinary business operations. Accordingly, and in view of the consistent position of the Staff on prior proposals relating to substantially similar issues, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7) under the Exchange Act and we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Statement.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, filed herewith are six copies of this letter as well as six copies of the Proposal. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call Kevin Keogh of White & Case LLP at (212) 819-8227.

Very truly yours,

White & Case LLP

KK:EY

cc: Britt D. Banks, Esq.
Sharon Thomas, Esq.
Kenneth B. Sylvester, Office of the Comptroller of New York City

RECD NOV 21 2005

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 14, 2005

Mr. Britt D. Banks
Vice President, General Counsel and
Secretary
Newmont Mining Corp.
1700 Lincoln Street
Denver, CO 80203

Dear Mr. Banks:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Letters from Bank of New York certifying the funds' ownership, continually for over a year, of shares of Newmont Mining common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the Company's board of directors decide to endorse its provision, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Enclosures

Newmont Mining human rights ltr. 2005

NEWMONT MINING

WHEREAS, we believe that transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption, or poor labor and environmental standards face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations; and,

WHEREAS, Newmont Mining has extensive mining operations on the islands of Sulawesi and Sumbawa in Indonesia; and,

WHEREAS, the company has employed submarine tailings disposal (STD) as a method of disposing of toxic mining waste generated by its Indonesian mining operations; and

WHEREAS, in September, 2004, the New York Times reported that the STD method employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean Water Act; and,

WHEREAS, in August, 2005, the Indonesian government filed criminal charges against the company as well as a $133 million civil law suit on the grounds that Newmont's Sulawesi operations violated Indonesia's toxic dumping laws, and that the marine environment adjacent to those operations was contaminated with unnatural levels of arsenic and mercury that posed significant health risks to the local population; and

THEREFORE, BE IT RESOLVED, shareholders urge management to review its operations in Indonesia, with a particular reference to potential financial and reputational risks incurred by the company as an outgrowth of these operations, and to report to shareholders on the findings of this review.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP- CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund	96,488 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP-NEWMONT MINING CORP-CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

the New York City Police Pension Fund 294,871 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 457,244 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP- CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System 395,195 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP- CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

the New York City Board of Education Retirement System 21,202 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EXPRESS MAIL

January 6, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Funds") in response to the December 2, 2005 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of White & Case on behalf of Newmont Mining Corporation ("Newmont" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2006 proxy statement and form of proxy (the "Proxy Materials") under Rule 14a-8(i)(7) under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the December 2, 2005 letter. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2006 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporate Finance (the "Division") deny the relief that Newmont seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. Among other things, the whereas clauses note: (a) the serious risk to the reputation and share value of transactional corporations operating in politically and socially troubled countries if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations; (b) the extensive mining operations of Newmont on the Indonesian islands of Sulawesi and Sumbawa; (c) the use of submarine tailings disposal (STD) by Newmont to dispose of toxic mining waste generated by its Indonesian mining operations; (d) an article in the New York Times

(9/8/04) indicating that the STD method employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean Water Act; (e) that in August, 2005, the Indonesian government filed criminal charges against the company as well as a $133 million civil law suit regarding the violation of Indonesia's toxic dumping laws and the contamination of the adjacent marine environment with unnatural levels of arsenic and mercury thereby posing a significant health risk to the local population. These clauses are followed by a resolved clause that states:

> **THEREFORE, BE IT RESOLVED**, shareholders urge management to review its operations in Indonesia, with a particular reference to potential financial and reputational risks incurred by the company as an outgrowth of these operations, and to report to shareholders on the findings of this review.

II. The Company's Opposition and the Funds' Response

In its letter of December 2, 2005, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under one provision of SEC Rule 14a-8: Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet that burden and its request for "no-action" relief should accordingly be denied.

A. The Proposal Does Not Relate to the Conduct of the Company's Ordinary Business Operations and So May Not Be Omitted under Rule 14a-8(i)(7).

Due to Newmont's global stature, there has been extensive reporting of the indictment of Newmont's Indonesian subsidiary and Newmont's top executive in Indonesia, an American citizen and the subsidiary's president, an American, over allegations of dumping toxins into a bay near its mine, causing illnesses in villagers. The Newmont criminal trial is being watched in the boardrooms around the world. Rocky Mountain News (8/6/05). The trial sets a precedent because no American company, in recent history, has been indicted on criminal charges in any developing country. *Id.* The trial is an unusual case of an American corporate giant facing criminal charges in a developing country. The New York Times (8/6/05); The International Herald Tribune (8/6/05). "That the head of operations for a major American company is being criminally prosecuted abroad is exceptional enough. But the case has also become a test both of Indonesia's legal system and of the conduct of international corporations that operate in far-off lands, where local people often feel that foreign businesses keep laxer standards than at home." The New York Times Company (8/5/05); The International Herald Tribune (8/5/05). The case against Newmont is being closely watched by investors and environmentalists who are waiting to see whether the Indonesian government will be prepared to punish a multinational company for the first time in recent memory." The Guardian (8/6/05); Associated Press (8/5/05). A guilty verdict would increase pressure on the Indonesian government to withdraw the license it granted Newmont to dump waste at sea in 1999. "It would also complicate company plans to use submarine tailings disposal at a second mine it plans to open on Sumbawa in the next few years." Associated Press Worldstream (8/6/05). Although Newmont's CEO Wayne W. Murdy stated that Newmont is determined to win this case, "Murdy's headache, and perhaps that of many foreign investors in Indonesia, is that many influential Indonesians are just as determined to win." Fortune International (9/5/05) [1]

Indonesia's criminal trial against Newmont received extensive coverage again during November 2005 when an Indonesian court dropped the civil case referenced in the Proposal on jurisdictional grounds. At the time that news of the dismissal was disseminated, the media consistently discussed details of the criminal trial while pointing out that the separate criminal trial had not been affected by the court's ruling. For example, it was reported in The Financial Times (London) (11/18/05) in an article headlined, "Newmont's Legal Woes Remain in Spite of Victory in Indonesia," that the criminal hearing was unaffected and was expected to continue well into 2006. UPI (11/15/05) reported that while the decision to dismiss the civil suit would ease some of the U.S. company's troubles, it still faced charges of criminal pollution and that the president of Newmont's Indonesian subsidiary faced a possible 10-year jail sentence, if convicted.[2]

Notwithstanding this worldwide attention, the focus of the international business community and the readily apparent significant social significance, the Company, without explanation, chose to ignore completely the indictment and criminal trial in its December 2, 2005 letter. In so doing, Newmont has demonstrated insensitivity and a profound lack of understanding of the significant social policy issues the Proposal raise. Without acknowledging these material facts, the Company reached the erroneous, and indeed, preposterous conclusion that because the Proposal does not address any significant social policy issue, it should be excluded as one falling within the realm of "ordinary business." That the Company ignores its extraordinary predicament in Indonesia is arrogant and strongly conveys the urgency for the Proposal's conclusion.

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . .

---

1 *See also* Taipei Times (8/20/05); The Houston Chronicle (8/7/05); The Washington Post (8/6/05); Associated Press (8/6/05); Charleston Gazette (8/6/05); Pittsburgh Post-Gazette (8/6/05); Financial Times (8/5/05); Deutsche Presse Agentur (8/5/05); Australian Associated Press Pty. Ltd. (8/5/05); Orlando Sentinel (8/5/05); Japan Economic Newswire (8/5/05); BBC (8/5/05); The Atlanta Journal-Constitution (8/5/05); Turkish Press (8/5/05); St. Paul Pioneer Press (8/5/05).

2 *See also* Thai Press Reports (11/17/05); The New York Times (11/16/05); St. Paul Pioneer Press (11/16/05); The Australian (11/16/05); Rocky Mountain News (11/16/05); BBC (11/15/05); Associated Press (11/15/05); Grand Forks Herald (North Dakota) (11/15/05); The Miami Herald (11/15/05); Jakarta Post (11/15/05); Deutsche Presse-Agentur (11/15/05).

> would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

Id.

The extent to which the indictment and the prosecution for alleged criminal pollution has attracted media attention reflects the degree of public concern over the issue and supports a finding that the Proposal is not excludable. The Proposal is concerned with the Company's indicted environmental practices and the deep risks this poses, not only to the Company's finances, but to Newmont's very reputation.

In addition to its disregard of the facts, the Company failed to support its position by citing any persuasive no-action letters. None of the no-action letters Newmont cited present a Proposal intertwined with a grave state of affairs akin to the subject situation. It should be noted that Newmont did not address General Electric (January 28, 2005), which provides the most analogous situation. The factual circumstances surrounding the Proposal in General Electric included conducting business with terrorist states. Not surprisingly, the Staff rejected the Company's argument that the Proposal related only to "ordinary business." Newmont's current situation in Indonesia, i.e., the criminal indictment of a subsidiary and its president based upon the Company's environmental practices and a continuing criminal trial, may present an even more significant social policy issue and be even less like "ordinary business" than was the case in General Electric.

The Company's reliance on the Division's Staff Legal Bulletin No. 14C (June 28, 2005) is misplaced. Contrary to the Company's assertion, the subject situation is more akin to Exxon Mobil Corp. (March 18, 2005) than to Xcel Energy Inc. (April 1, 2003) As in Exxon, the Proposal is focused on a significant social policy issue, i.e., alleged hazardous environmental operations. The Proposal seeks a report on the potential financial and reputational risk to continuing these operations that underlie the indictment and pending criminal trial, and is not seeking internal assessment as was the case in Xcel. A review and risk analysis could result in the recommendation that Newmont minimize or eliminate these operations given the financial and reputational risk. Whether to continue, minimize or stop such mining operations that underlie the indictment against the company represent a significant social policy issue. Further, the Proposal in Xcel did not seek a report on the reputational risk, unlike the subject Proposal, General Electric and Exxon.

For all of those reasons, the Company has failed to prove that the Proposal may be excluded under Rule 14a-8(i)(7).

Conclusion

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Kevin Keogh, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

000030 13

NORDSTROM

95 JAN 12 PM 4:21

January 5, 1995

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nordstrom, Inc. -- Shareholder Proposal of Amalgamated Clothing & Textile Workers Union under Rule 14a-8

Dear Sir/Madam:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act, as amended, Nordstrom, Inc. (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy (collectively, the "1995 Proxy Materials") for its 1995 Annual Meeting a proposal (the "Proposal") submitted by Michael R. Zucker of the Amalgamated Clothing & Textile Workers Union (the "Proponent") by letter dated December 7, 1994.

Enclosed are six copies of each of the following:

(1) this letter;
(2) the Proponent's letter to the Company (including the Proposal and statement in support thereof);
(3) An opinion (the "Legal Opinion") of Lane Powell Spears Lubersky, counsel to the Company, in support of the Company's position that it may omit the Proposal from its 1995 Proxy Materials; and
(4) The Nordstrom Partnership Guidelines, the Company's letter dated April 26, 1994 to its vendors, and a press release by the Company dated May 12, 1994.

The Company believes that it may omit the Proposal from its 1995 Proxy Materials for the reason set forth in the Legal Opinion, i.e., that it is moot under Rule 14a-8(c)(10). Accordingly, the Company requests the concurrence of the staff of the Division of Corporation Finance that no enforcement action will be recommended if the Company omits the Proposal from its 1995 Proxy Materials.

By copy of this letter and all enclosures, the Company is concurrently notifying the Proponent of its intention to omit the Proposal from its 1995 Proxy Materials.

We would appreciate your earliest response to our position that the Proposal may be omitted from the 1995 Proxy Materials in order for the Company to prepare and to mail its 1995 Proxy Materials to shareholders in a timely fashion.

Please acknowledge your receipt of this letter and enclosures by date-stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed envelope. Should you have any questions regarding this no-action request, please call the undersigned at (206) 628-1151 or, if I am unavailable, D. Wayne Gittinger or Michael E. Morgan of Lane Powell Spears Lubersky at (206) 223-7000.

Very truly yours,

NORDSTROM, INC.

Raymond A. Johnson
Co-President

RAJ:bjs
Enclosure
cc: D. Wayne Gittinger

AMALGAMATED CLOTHING AND TEXTILE WORKERS UNION
ACTWU
AFL-CIO, CLC

JACK SHEINKMAN
President

ARTHUR LOEVY
Secretary-Treasurer

Office of Corporate and Financial Affairs
1808 Swann Street, N.W., Second Floor • Washington, D.C. 20009
Tel (202) 745-1710 • Fax (202) 483-6492

Via Facsimile and Registered Mail

December 7, 1994

Karen E. Purpur, Corporate Secretary
Nordstrom, Inc.
1321 Second Avenue, 5th Floor
Seattle, WA 98101
Fax: (206) 233-6339

Dear Ms. Purpur:

On behalf of the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union (ACTWU), we hereby submit the attached resolution which requests that the company's Board of Directors report on its overseas sourcing policies and adopt a set of standards regarding its relationships with overseas suppliers. We believe that conditions at foreign manufacturing facilities is an area of increasing concern for U.S. retailers, their customers and their shareholders.

We would like to have the attached resolution included in the company's proxy statement for the next annual meeting of shareholders pursuant to rule 14-a(8) of the Securities and Exchange Act. Also attached is a letter verifying ACTWU Southern Region's beneficial ownership of forty-one (41) shares of Nordstrom, Inc. common stock. The Southern Region intends to hold this stock through the date of the company's annual meeting.

If you have any questions or require further information, please call me at (202) 745-1710.

Sincerely,

Michael R. Zucker
Director

enclosures

REVISED PROPOSAL

RESOLVED: That the shareholders of Nordstrom, Inc. (the "Company") request that the Board of Directors prepare a report to shareholders at reasonable expense which describes current policies for its relationships with suppliers and discusses the Company's current and future compliance efforts and plans. The report should include a description of how the Company's policies, efforts and plans compare to the following minimum criteria:

1) the Company will not do business with suppliers which:
   - utilize forced or prison labor
   - employ children under compulsory school age or legal working age
   - fail to maintain safe and healthy work environment
   - fail to follow prevailing practice and local laws regarding wages and hours
   - contribute to local environmental degradation; and
2) the Company will verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

SUPPORTING STATEMENT

As U.S. companies increasingly import goods from overseas, concern is growing about working conditions in many countries which fall far below the most basic standards of fair and human treatment. We believe our Company, which relies heavily on imports, should be taking active steps to ensure that its overseas suppliers meet certain minimum standards for the treatment and work conditions of its employees.

While it is illegal to knowingly import goods into the U.S. made by forced or prison labor, it is well-documented that China has an extensive system of forced labor which produces goods for export. International human rights groups estimate that over 200 million people continue to work under forced or prison labor conditions. The United Nations reports that child labor continues to be a serious international problem and is increasing in Africa and Asia. Widely publicized reports on child labor in Bangladesh and unsafe working conditions in Thailand where goods were being manufactured for export to the U.S. have also brought home for American customers, companies, and shareholders alike the need to ask questions about where and under what conditions U.S.-sold goods are being made.

A number of U.S. companies including leading retailers have adopted corporate codes of conduct in recent years that seek to ensure goods they import do not come from suppliers where these kinds of problems persist. The U.S. Congress has responded to concerns about goods made by overseas suppliers by introducing various measures including legislation that would make it a criminal offense to import goods made by child labor, and that would require U.S. businesses participating in joint ventures in China to follow a corporate code of conduct that would incorporate the standards discussed here.

We believe it is important that our Company not only voice support for minimum supplier standards, but also maintain a system of verification that ensures the Company does business with only complying suppliers and that protects the Company from legal and other implications of supplier conduct. Our Company's image and the actions behind that image are of great concern to shareholders, and we believe efforts to adhere to high corporate standards make both moral and economic sense.

LANE
POWELL
SPEARS
LUBERSKY

January 5, 1995

Nordstrom, Inc.
1501 Fifth Avenue
Seattle, WA 98101-1603

Law Offices
1420 Fifth Ave.
Suite 4100
Seattle, WA
98101-2338
(206) 223-7000
Telex: 32-8808
Facsimile:
(206) 223-7107
A Partnership
Including
Professional
Corporations

Re: Nordstrom, Inc. -- Shareholder Proposal of Amalgamated Clothing & Textile Workers Union under Rule 14a-8

Gentlemen:

You have asked us to review the letter dated December 7, 1994, from Michael R. Zucker of the Amalgamated Clothing and Textile Workers Union (the "Proponent"), a record holder of shares of the Company's common stock, and an attached resolution and supporting statement (collectively, the resolution and supporting statement are referred to herein as the "Proposal") for the purpose of determining whether the Proposal must be included in the Company's 1995 proxy statement and form of proxy (the "Proxy Materials").

In rendering this opinion letter, we have relied as to matters of material fact upon the representations of the Company's management, but we have no reason to believe that any such representations are incorrect or incomplete. Furthermore, in our capacity as general counsel to the Company, we have assisted the Company in connection with the formulation, adoption and distribution of The Nordstrom Partnership Guidelines.

Subject to the foregoing, and on our examination of such questions of law we have deemed necessary or appropriate for the purpose of this opinion, it is our opinion that the Proposal may be properly omitted from the Company's Proxy Materials pursuant to the provisions of paragraph (c)(10) of Rule 14a-8, as a proposal that has been rendered moot. Rule 14a-8(c)(10) provides that "the registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy. . . . [i]f the proposal has been rendered moot." The Securities and Exchange Commission permits the omission of proposals that have been "substantially implemented by the issuer." See SEC Release No. 34-20091 (August 16, 1983).

The Proposal requests that the Company's Board of Directors commit the Company to a "code of conduct" and prepare and submit a report to shareholders describing the Company's supplier policy and compliance efforts. Significantly, the code of conduct

Anchorage, AK
Los Angeles, CA
Mount Vernon, WA
Olympia, WA
Portland, OR
Seattle, WA
London, England

requested by the Proponent is nearly identical to The Nordstrom Partnership Guidelines (the "Guidelines"), which was adopted by the Company on April 26, 1994. The Guidelines were mailed to all of the Company's approximately 30,000 vendors in April and May of 1994 and took effect on June 1, 1994. <u>See</u> the Guidelines and the Company's letter to vendors dated April 26, 1994, copies of which are enclosed.

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

Furthermore, the Company continues to monitor compliance with the Guidelines and to undertake random on-site inspections of vendor facilities. We understand that contemporaneously with the adoption of the Guidelines, for example, senior representatives of the Company visited foreign manufacturers to conduct on-site inspections of their facilities.

The Guidelines address each area of business conduct contained in the Proponent's suggested code of conduct. We do not believe that the slight differences between the Proposal and the Guidelines, such as the use of regular or random inspections to ensure compliance, are significant enough to distinguish the Proposal from the Company's ongoing program under the Guidelines. It is well recognized that the Company need not adopt a shareholder proposal word-for-word to avail itself of Rule 14a-8(c)(10), but needs only to have "substantially implemented" it. In the Commission's view, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

The Proponent also requested that the Company prepare a report for its shareholders describing its policies and compliance efforts. The Company has previously provided information regarding its supplier policy to the general public in a press release dated May 12, 1994 (in which it also offered a copy of the Guidelines to interested persons). See the Company's press release dated May 12, 1994, a copy of which is enclosed. This publication conforms to the Commission's position holding proposals that request the disclosure of information to shareholders to be moot where the issuer has already publicized the type of information requested by the proposal. See, e.g., McDonald's Corporation (March 11, 1991); Woolworth Corporation (April 11, 1991).

For all of the above reasons, we believe the Proposal is moot under Rule 14a-8(c)(10) and the Company can properly exclude the Proposal from its Proxy Materials.

Very truly yours,

LANE POWELL SPEARS LUBERSKY

Lane Powell Spears Lubersky

MAR:sjg
cc: Raymond A. Johnson
LPSSA1 K:\0031\MAR\1021MAR.LTR

AMALGAMATED CLOTHING AND TEXTILE WORKERS UNION
ACTWU
AFL-CIO, CLC
Office of Corporate and Financial Affairs
1808 Swann Street, N.W., Second Floor • Washington, D.C. 20009
Tel (202) 745-1710 • Fax (202) 483-5492

JACK SHEINKMAN
President
ARTHUR LOEVY
Secretary-Treasurer

000037

Via Hand Delivery

February 2, 1995

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nordstrom, Inc.: Shareholder Proposal Submitted by the Amalgamated Clothing and Textile Workers Union

Proponent's Reply to Nordstrom, Inc.'s Statement of Intent to Omit Proposal and Request for "No Action" Letter

Dear Sir/Madam:

On behalf of the Amalgamated Clothing and Textile Workers Union, we hereby file this letter in response to Nordstrom, Inc.'s request for a "No Action" letter. Pursuant to Rule 14a-8(d), enclosed are five additional copies of this letter and attachments.

On January 5, 1995, Nordstrom, Inc. (the "Company") notified the Securities and Exchange Commission (the "Commission") of its intention to omit the shareholder proposal (the "Proposal") submitted to the Company by the Amalgamated Clothing and Textile Workers Union (the "Proponent") under Rule 14a-8(c)(10), which states that an issuer may omit a proposal if the issuer has already substantially implemented the proposal, and requested that the Commission issue a "No Action" letter of support of that intention. The Proposal requests that the Company: 1) establish a set of standards for its suppliers which meets certain minimum criteria; and 2) prepare a report to shareholders describing and reporting on its policies as well as its current and future compliance efforts with respect to those policies.

It is our position that the Company has failed to show it has made any serious attempt to implement the reporting aspect of the Proposal, which goes to the substance of the request that shareholders be provided with information to allow them to assess the Company's position and actions in this policy area. In fact the Company's conduct in this matter is evidence of the Company's reluctance to implement the request. The previous Commission decisions cited by the Company only further illuminate the gap between the standard of "substantial implementation" and the Company's actions to date. For these reasons, as set forth in greater detail below, we believe the Company's request for "No Action" should be denied.

Proponent is Prepared to Revise the Proposal

The Proponent recognizes that the Company apparently previously took steps to implement the first aspect of the Proposal, namely adopting a set of standards for its suppliers which meet certain minimum requirements. The Proponent agrees with the Company that the policy statement provided by the Company to the Proponent in response to the submission of the Proposal contains a number of the elements detailed in the first aspect of the request. In order to distinguish for shareholders and the Commission the actions taken by the Company to date from the actions requested which remain to be taken, the Proponent is willing to revise the Proposal to omit the aspect of the request asking the Company to adopt a policy of this type. Attached is a revised proposal for consideration by the Commission and the Company which omits the portion of the Proposal requesting the Company to adopt the policy in question. If the Company's inclusion of the revised Proposal, rather than the Proposal, would avoid confusion over the first aspect of the request, the Proponent is amenable to use of the modified Proposal.

Rule 14a-8(c)(10)

The Company's conduct in this matter -- namely its resistance even prior to receipt of the Proposal to providing information about the existence and substance of any corporate policy on supplier standards -- relates directly to the request that the Proponent seeks to put before shareholders and to the failure by the Company to implement that request. Over one month before the Company's submission deadline for shareholder proposals, in a letter dated October 20, 1994, the Proponent asked the Company for information about any corporate standards it had in place regarding its suppliers and the Company's success in implementing and enforcing any such standards. The letter further informed the Company that the Proponent was considering filing shareholder proposals at certain companies on the issue of supplier standards. (A copy of this letter is attached as Exhibit 1.)

The Company did not respond to this communication before the proposal submission deadline, December 7, 1994, on which date the Proposal was then submitted to the Company. Three weeks later, on December 30, 1994, the Company responded by providing the Proponent with three and a half pages of information along with a cover letter indicating it would seek to omit the Proposal in six calendar days if it was not withdrawn. The information provided by the Company consisted of a one-page policy statement, a double-spaced press release announcing the adoption of the policy, and a cover letter addressed to the Company's vendors. (A copy of this communication from the Company is attached as Exhibit 2.)

The Company's outside counsel spoke with a member of our staff on January 6, 1995, and indicated that although the Company had filed its "No Action" request with the Commission the previous day for scheduling reasons, the Company was interested in whether the Proponent was satisfied with the information provided. Upon invitation, the Proponent detailed in a letter transmitted via facsimile the same day the type of additional information sought. (A copy of this letter is attached as Exhibit 3.) On January 9, 1995, the Company responded through its outside counsel by providing the Proponent with additional copies of the Company's request for "No Action" and the minimal information previously supplied by the Company. Its cover letter does not acknowledge the request made for additional information. (A copy of this communication is attached as Exhibit 4.) It appears to us that although the Company is highly interested in the Proponent withdrawing the Proposal, it has no interest in implementing the Proponent's request.

The Company has also failed to meet its burden of showing that the Proposal is moot under Rule 14a-8(c)(10). The three Commission letters cited by the Company in support of its position in fact draw out these shortcomings and instead make clear that the Company has not met the standards of "substantially implemented" demonstrated in these other cases.

The Company attempts to compare its position favorably with the position of Texaco by citing the Commission letter, Texaco Inc. (available March 28, 1991). (Proposal requesting that the company adopt a detailed set of environmental standards commonly known as the "Valdez Principles.") In the case cited, the company clearly went beyond satisfying the shareholder proposal in question. In support of its position that it had already substantially implemented a comprehensive environmental policy that in fact went beyond the principles it was being asked to institute, the company supplied over one hundred pages from internal and external sources documenting its extensive environmental policies and practices. In rendering its opinion that the company's existing policy compared favorably with the proposal in question, the Commission was able to note that extensive "policies, practices and procedures with respect to the environment administered by the Company address the operational and managerial programs as well as make provisions for periodic assessment and review as outlined by the guidelines of the proposal." We believe the scant information provided by the Company in support of its position that it has substantially implemented a set of sourcing standards make it difficult if not impossible to draw a similar conclusion in this case.

The volume of information provided aside, however, the other distinguishing factor here is that in the case of Texaco, the shareholder proposal involved only adopting a set of standards, while this

Proposal also requests a report to shareholders. There is no basis for the Company's claim that the reporting aspect of the Proposal has been satisfied.

The Company asserts that it satisfied the reporting aspects of the Proposal when it released a 362-word press release over a private business wire on May 12, 1994. A search of on-line indices of all major national and regional newspapers, magazines and business journals, from that date to the date of this letter, however, revealed not a single reference to the Company's policy. (A copy of the record of the indices search is attached as Exhibit 5.) Far from having disseminated the type of communication indicated by the Proposal to its shareholders or, alternatively, the public, we believe the Company instead has barely made the fact of the existence of its policy available.

That the Company has failed to implement the reporting aspects of the Proposal is clearly drawn out by the additional two Commission letters cited by the Company, Woolworth Corporation (available April 11, 1991) and McDonald's Corporation (available March 11, 1991). The shareholder proposal in Woolworth's had two parts, similar to the Proposal, namely that the company's board of directors create a committee to examine the issue of mistreatment of animals in stores that sold pets and that the committee prepare a report to shareholders to be available in the following year, 1992. The company clearly met both these requests. In its determination the Commission noted that the company had both previously created an advisory board of the type and with at least the scope requested by the shareholder proposal, and had committed to having its advisory board produce a report to be available to shareholders sometime in 1992. In the situation here, in contrast, the Company has proved reticent to demonstrate to its shareholders that it has even adopted a policy and totally unwilling to implement the second aspect of the Proposal. It is exactly the standard met in Woolworth's -- that the Company commit to the release of a report to be available to shareholders -- that the Company has ignored and by all appearances intends to continue to ignore.

The Company's shortcomings in making information of the type requested available to shareholders is similarly illuminated in the final Commission letter cited by the Company, McDonald's Corporation. The proposal requests that the company provide information to its shareholders and customers on the environmental and health effects of producing and consuming one of its principle products, ground beef. Notwithstanding that the information requested in the proposal was generally publicly available from sources other than the company, the company was able to demonstrate, as noted by the Commission in its letter, that it had made a "wide variety" of information available on a "regular basis" to customers and shareholders, in its stores and in various shareholder communications. The information shared with these groups included the existence of entire company departments called "Nutrition" and "Environment" which the company said dealt with company matters in these areas, including providing information to shareholders and customers. The Commission further noted that the company intended to "publicize the continued availability of this information in an upcoming shareholder communication" in expressing its view that the company had substantially implemented the proponent's request for information. The insubstantial three pages of information provided by the

Company not upon request, but upon the filing of the Proposal, hardly meets the standard established for providing information in the case of McDonald's. The resistance by the Company to providing the information requested in the Proposal and the Company's attempts to compare its minimal communication to the public about its policies to the extensive and substantial information provided by companies in the other cases cited can only make clear the Company's failure to address the Proposal.

The insubstantial proof of the existence of a corporate policy at the Company is far from the goal of the Proposal of having the Company communicate in a substantial way with shareholders about the nature, operation and success of corporate sourcing standards at our Company. Based on the foregoing, we believe that the Company has failed to show it has rendered the Proposal moot under 14a-8(c)(10). We respectfully request that the Commission deny the Company's request for "No Action."

A copy of this letter and attachments has also been provided to the Company. If the Commission has questions or requires further information, please contact me at (202) 745-1710.

Sincerely,

Michael R. Zucker
Director

Enclosure
cc: Raymond A. Johnson, Co-President, Nordstrom, Inc.

February 8, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Nordstrom, Inc. (the "Company")
Incoming letter dated January 5, 1995

The proposal requests that the Board of Directors commit to a code of conduct to ensure its overseas suppliers meet basic standards of conduct, and prepare a report which describes current policies and discusses the Company's current and future compliance efforts and plans.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(c)(10) as moot. Accordingly, the staff will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rule 14a-9(c)(10). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Public Release

March 20, 2001

Mary Ann Frantz
Miller Nash LLP
3500 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, OR 97204-3699

Act 1934
Section
Rule 14A-8
Public Availability 3-20-2001

Re: Willamette Industries, Inc.
Incoming letter dated January 25, 2001

Dear Ms. Frantz:

This is in response to your letter dated January 25, 2001 concerning the shareholder proposal submitted to Willamette by David L. Johnson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: David L. Johnson
426 White Oak Lane
Natchitoches, LA 71457

March 20, 2001

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Willamette Industries, Inc.
Incoming letter dated January 25, 2001

The proposal provides that the board of directors shall create an independent committee to prepare a report of Willamette's environmental problems and efforts to resolve them, including an estimate of worst case financial exposure due to environmental issues for the next ten years as well as other matters specified in the proposal.

There appears to be some basis for your view that Willamette may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Willamette omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Willamette relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

MILLER | NASH LLP
ATTORNEYS AT LAW

Miller Nash LLP
3500 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, OR 97204-3699
(503) 224-5858
(503) 224-0155 fax

4400 Two Union Square
601 Union Street
Seattle, WA 98101-2352
(206) 622-8484
(206) 622-7485 fax

1100 Riverview Tower
900 Washington Street
Post Office Box 694
Vancouver, WA 98666-0694
(360) 699-4771
(360) 694-6413 fax

Mary Ann Frantz
frantz@millernash.com
(503) 205-2552 direct line

January 25, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RECD S.E.C. RECEIVED JAN 26 2001 310 WASH. D.C. PROCESSING SECTION

Subject: Willamette Industries, Inc.
File No. 1-12545
Shareholder Proposal of David L. Johnson

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we enclose on behalf of our client, Willamette Industries, Inc. (the "Company"), six (6) copies of this letter and a proposal and supporting statement that have been submitted to the Company for inclusion in the Company's proxy materials relating to its 2001 annual meeting of shareholders. This proposal was submitted to the Company by David L. Johnson (the "Proponent"). The proposal relates to "a report to shareholders on the Company's environmental problems and efforts to resolve them."

The Company intends to omit the Proponent's proposal and supporting statement from its proxy materials pursuant to Rules 14a-8(i)(7), 14a-8(i)(10), 14a-8(i)(6), and 14a-8(i)(3) under the Exchange Act. Rule 14a-8(i)(7) authorizes the omission of a proposal if it "deals with a matter relating to the company's ordinary business operations"; Rule 14a- 8(i)(10) authorizes the omission of a proposal if it has been substantially implemented; Rule 14a-8(i)(6) authorizes the omission of a proposal "if the company . . . lack[s] the power . . . to implement the proposal"; and Rule 14a-8(i)(3) authorizes the omission of a proposal if it is vague and misleading.

Bases for Exclusion

1. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Relates to the Company's Ordinary Business Operations.

The proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with compliance with federal, state, and local environmental laws and regulations, a matter that relates to the Company's ordinary business operations.

A. Excludability Under Rule 14a-8(i)(7).

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(7) is intended to exclude proposals that "involve business matters that are mundane in nature and do not involve any substantial policy or other considerations." Exchange Act Release No. 12,999 (Nov. 22, 1976). As explained by the SEC, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decision on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. Exchange Act Release No. 40-018 (May 21, 1998).

B. Compliance with Environmental Regulations.

The Proponent's proposal is directed at what, over the years, has become a significant part of the ordinary business operations of a forest products company. The proposal embodies a request that the Board of Directors of the Company prepare each year an extremely detailed and technical report on the Company's ongoing, day-to-day environmental protection and pollution-control activities. The proposal requests that the report set forth the following:

- the major challenges at Willamette facilities to comply with environmental regulations,
- an explanation of assessed fines due to noncompliance with environmental regulations,
- an assessment of any management culpability or responsibility for the fines as addressed by regulatory agencies,
- an estimate of worst case financial exposure due to environmental issues for the next ten years,
- an evaluation of company efforts to:
  - reduce pollution by such methods as changes in management or operational systems, new capital expenditures, and application of new technologies, and
  - involve employees, community organizations, and environmental groups in efforts to safeguard health and safety.

For many years, the Company's activities have been regulated by federal, state, and local regulations in the environmental and safety areas. Compliance with those laws and regulations are a part of the day-to-day business of the Company as it endeavors to operate its facilities in a clean, safe, efficient, and environmentally acceptable manner. The Company has a substantial staff devoted exclusively to the environmental component of its legal compliance program. This program includes the generation of literally hundreds of publicly available reports required by the environmental laws and regulations that apply to the Company's daily operations. The program also involves stringent oversight of and improvements to the Company's environmental practices.

In numerous other instances the SEC staff has concluded that proposals related to compliance with governmental statutes and regulations involve ordinary business and therefore are excludable pursuant to Rule 14a-8(i)(7). In Duke Power Company ("Duke Power") (February 1, 1988), for example, the SEC staff concurred that a proposal requiring an annual report detailing Duke Power's environmental protection and pollution control activities could be omitted from its proxy statement on Rule 14a-8(i)(7) grounds because compliance with government environmental regulations was considered part of Duke Power's ordinary business operations. This conclusion has been reached even when the subject matter of the report in question related to legal compliance issues. For example, in Allstate Corporation (February 16,

1999), despite the subject matter of the report, the SEC staff concluded that the proposal did not raise significant policy considerations and did relate to Allstate's ordinary business activities even though the proposal concerned the creation of an independent committee to prepare a report on alleged illegal activity by Allstate, other state actions against Allstate, and recommendations to control costs of actions. The SEC staff should not be distracted by the Proponent's references to the recent consent decree negotiated by the Company (which has been reported) and instead should focus on the fact that the Proponent is requesting a report concerning the Company's environmental legal compliance program, a matter which is part of the Company's ordinary business operations.

The Proponent's proposal also seeks to "micro-manage" the Company's environmental program by probing deeply into the often technical as well as economic challenges that may hamper the Company's ability to meet its environmental objectives. The relevant environmental regulations are extremely complex and their actual application to a company's operations confuse many people. The average shareholder, who presumably lacks advanced training in environmental regulation and compliance issues, would have difficulty evaluating the scientific data associated with compliance with environmental laws and regulations and the suitability of relevant equipment and technologies designed to assist in that goal. The Company, as a responsible corporate citizen, recognizes the highly technical and scientific nature of this field and employs a team of highly trained specialists to assist it with its environmental compliance. Meaningful decisions can not be made using a "translation" of this data in terms understood by the average shareholder.

C. Supervision and Accountability of Employees.

The Proponent's proposal also seeks to encroach upon the Company's relations with its employees by "increas[ing] management accountability" and assessing any "management responsibility" for any fines imposed for noncompliance with environmental laws and regulations. There are no limits on the reach of this aspect of the proposal – it applies to all management, regardless of the individual's position in the Company. As highlighted above, management of the workforce falls squarely within one of the two central themes of the ordinary business exclusion. The SEC staff has consistently concluded that "employment policies and practices with respect to . . . [the] non-executive workforce [are] uniquely matters relating to the conduct of the company's ordinary business operations." See, e.g., United Technologies Company (February 19, 1993) and Unisys Corporation (February 19, 1993).

D. The Proposal Does not Raise Significant Social Policy Issues Directly Tied to the Company's Operations Under the "Ordinary Business" Rule Analysis.

Despite the environmental theme and cursory references to "safeguard[ing] health and safety," the proposal does not address significant social policy concerns. Instead, it focuses on the financial consequences of a failure by the Company to comply with environmental laws and regulations. In the past, the SEC staff has distinguished between proposals concerning matters relating to environmental reporting on "ordinary business" grounds, see, e.g., Duke Power (February 1, 1988) and Carolina Power and Light Company (March 30, 1988) (concerning a report addressing Carolina Power and Light Company's releases of hazardous waste and its practices to control and manage such releases) and those that addressed significant social policy concerns, such as R.R. Donnelly & Sons Company (January 26, 1993) (concerning the adoption of the CERES Principles) and Exxon Corp. (March 18, 1999) (concerning the creation of a committee of outside directors to review and report on Exxon's contribution to global warming and recommend changes to Exxon's policies and practices to reduce carbon dioxide emissions).

Unlike the above referenced proposals that raise significant policy considerations, the Proponent's proposal does not seek to transform the Company's environmental practices; rather, it seeks to highlight the Company's environmental compliance problems, identify responsible individuals, and consider the impact of future fines for non-compliance with environmental laws and regulations on the Company's earnings, all of which are connected to the day-to-day operations of the Company's plants and facilities. None of these issues raise significant policy considerations nor are they a topic of widespread public debate. The proposal is concerned with the financial impact on the Company's earnings and the value of its shares, both of which are matters associated with the daily operation of the Company. Accordingly, the proposal may be properly omitted under Rule 14a-8(i)(7).

2. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented by the Company.

The proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the proposal.

A. Excludability Under Rule 14a-8(i)(10).

A company need not implement a proposal word-for-word to rely on Rule 14a-8(i)(10). SEC Exchange Act Release No. 20,091 (August 16, 1983). The Company provides the majority of the requested information in legally mandated and voluntary disclosures. Any information requested by the proposal not covered by such disclosures concerns the Company's ordinary business operations or proprietary information.

B. Disclosures Under the Exchange Act.

Item 103 of Regulation S-K requires disclosure of administrative and judicial proceedings dealing with environmental matters. Such disclosure must be made if: (1) the proceeding is material to the business or financial condition of the Company; (2) the proceeding involves a claim for damages or potentially involves monetary damages exceeding 10 percent of the Company's or a subsidiary's consolidated current assets; or (3) a governmental authority is a party to the proceeding and the monetary sanctions are likely to be $100,000 or more. Item 303 of Regulation S-K requires a Management's Discussion and Analysis in which companies are required to disclose known future uncertainties and trends that may materially affect financial performance. The Company's Exchange Act reports include the disclosure required by Items 103 and 303 of Regulation S-K. In addition, the Company's Form 10-K reports, such as the one filed for the fiscal year ended December 31, 1999, attached hereto as Exhibit A, provide under Item 7 summaries of the federal, state, and local regulations governing the Company's emission of various substances and its compliance with such regulations. In essence, the Proponent's proposal requests that the Board of Directors of the Company produce an additional report on activities that the Company is already obligated to report on under the requirements of the Exchange Act. In the past, the SEC staff has concurred that such duplicative reporting is unnecessary when the subject matter of the additional report concerns a matter of ordinary business, which, as discussed above, the requested report does. See e.g., Eastman Kodak Company (February 1, 1991) (concluding that a proposal requiring disclosure of information contained in SEC disclosures is moot), and Johnson Controls, Inc. (October 26, 1999) (concerning the presentation of financial statements in reports to shareholders).

C. Disclosures Pursuant to Environmental Laws and Regulations.

In order to comply with federal, state, and local environmental laws and regulations, the Company must record and report on much of its activities. For example, to comply with laws and regulations relating to air emission and water discharges, the Company must report to governmental authorities on the levels of emissions discharged into the air or into water from all manufacturing facilities. Similarly, before any trees may be harvested, the Company must file a plan with the state forestry department detailing the location to be harvested, the equipment to be used, and the protective methods that will be implemented to protect the surrounding forest. From these publicly available reports, one could easily discover information requested by the Proponent, such as why a particular fine was imposed.

D. Disclosures Pursuant to Generally Accepted Accounting Principles.

The Company's annual reports to shareholders and the notes to its financial statements discuss in great detail the regulatory acts that govern the Company in the environmental arena. As required for all registrants under the Exchange Act, the Company utilizes generally accepted accounting principles (GAAP) in preparing its financial statements. In accordance with GAAP, the Company creates reserves for all likely contingent liabilities, including anticipated regulatory fines. The report requested by the Proponent goes well beyond the forward looking reserves created under GAAP and seeks predictions about future regulatory actions which, at this time, may not even be contemplated or feasible. As demonstrated by its 1999 Annual Report to Shareholders (the "1999 Annual Report"), attached hereto as Exhibit B, the Company ensures that its shareholders are informed of these anticipated costs in an appropriate manner.

E. Voluntary Disclosures in the Company's Annual Report.

The Company voluntarily discloses additional information in its annual reports to shareholders. As detailed in its 1999 Annual Report, the Company participates in the Sustainable Forestry Initiative Program, has developed a written environmental policy program, has hired a Vice President for Environmental Affairs, and has formed a Corporate Compliance Committee. Similar to the proposed committee of "outside" independent directors, the Corporate Compliance Committee is responsible for implementing the Company's environmental policies and procedures and reports to the board of directors annually on how the program is functioning. In addition, designated managers throughout the Company are responsible for conducting operations in a way that minimizes environmental damage and maximizes environmental protection. Engineers, legislative analysts, and personnel from various departments are responsible and accountable for the Company's environmental performance.

In short, the Company believes that it has already substantially implemented the Proponent's proposal through mandatory and voluntary public reporting and the development of an internal network of staff who are accountable for the Company's environmental performance. There is precedent for concluding that the proposal has been substantially implemented because of existing practices. In International Business Machines Corporation (January 31, 1994), for example, the SEC staff concluded that a proposal requiring the company to adopt an environmental policy was moot because of the company's existing practices. Therefore, the proposal properly may be omitted under Rule 14a-8(i)(10).

3. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because it Is Beyond the Company's Power to Implement the Proposal.

The proposal may be omitted pursuant to Rule 14a-8(i)(6) because the Company lacks the ability to implement the requested proposal to publish financial predictions concerning future fines for noncompliance with environmental laws and regulations.

The report requested by the Proponent asks for an estimate of the worst case financial exposure due to environmental issues for the next ten years. In effect, the proposal asks the Company to quantify an uncertainty. The Company has no means to accurately predict what its financial exposure will be for the next ten years for noncompliance with environmental regulations, because the regulations themselves are evolving nearly as rapidly as the technologies available to measure or capture contaminants discharged by companies. In common with most large manufacturing companies, the Company would like to be able to predict that it will have no future financial liabilities for environmental noncompliance. However, other than the projections reflected by established reserves set out in its financial statements, the Company has no way of responsibly complying with the Proponent's request. Additionally, as mentioned in 2(D) above, the proposal requests the disclosure of information which is inconsistent with GAAP. Accordingly, if the Company is required to prepare the requested report, it would expose the Company to allegations that its financial reports are inaccurate or misleading. As the Company is obligated under the Exchange Act and related regulations to use GAAP and ensure that there is a reasonable basis for all forward looking statements, it is beyond the Company's power to implement the proposal and it may be omitted under Rule 14a-8(i)(6).

4. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Vague and Misleading.

Lastly, the Company believes that the Proponent's proposal may properly be omitted from its proxy materials under Rule 14a-8(i)(3) as vague and misleading.

The proposal seeks a report setting forth, among other things, "major challenges at Willamette facilities with environmental regulations," "an assessment of management culpability or responsibility for the fines," an "estimate of worst case financial exposure due to environmental issues for the next ten years," and an "evaluation of efforts to reduce pollution through changes in management, new capital expenditures, and the application of new technologies." The requested report's scope is extremely broad and receipt of such a report is likely to leave the Company's shareholders at a loss as to how to respond to it, particularly as the proposal lacks any description of the intended use by the shareholders of the information to be set out in the report.

Rule 14a-8(i)(3) allows a company to exclude proposals that contain false or misleading statements of material facts as defined in Rule 14a-9. As set forth in Rule 14a-9(a), false and misleading statements include omissions of material facts necessary to make the statements which are included not false or misleading. The proposal omits facts that are needed to give shareholders an accurate picture of the situation. Additionally, the proposal makes broad assertions likely to lead the average shareholder to make erroneous conclusions. Material may be considered misleading within the meaning of Rule 14a-9 if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Note (b) to Rule 14a-9. Because the omitted facts and erroneous implications could influence how a reasonable shareholder might vote on this proposal, they are clearly material. See <u>TSC Industries v. Northway, Inc.</u>, 426 US 438 (1978) (an omitted fact is material when there is a "substantial likelihood that a reasonable shareholder would consider [the omitted fact] important in deciding how to vote" on the proxy).

As shown below, the proposal and supporting statement are misleading in that, taken collectively, they imply that the Company has failed to inform its shareholders about the potential magnitude of the EPA fine and has not implemented effective systems to ensure future environmental compliance.

Paragraph one of the supporting statement addresses the fine levied against the Company by the EPA. The Proponent refers to an EPA estimate that the Company may need to spend "as much as $82 million . . . to bring its facilities into compliance;" however, he does not reference the source of this information. In its press release dated July 7, 2000, the EPA estimated that the Company would need to spend $74 million, not $82 million, to bring its facilities into compliance with current Clean Air Act regulations. More significantly, the Company's estimate of this cost is $28,000,000, as reflected in its press release dated July 20, 2000, and Part II, Item 1, of its Form 10-Q report for the quarter ended June 30, 2000.

Paragraph two of the supporting statement states that the magnitude of the fine has "shocked" the shareholders. No support for this conclusory statement is provided. Its alarmist tone is unwarranted because the Company has taken numerous steps to inform its shareholders of the potential magnitude of the fine. For example, on page 3 of its 1999 Annual Report, Duane C. McDougall, the Company's president and chief executive officer, explained to the shareholders that the Company was engaged in settlement talks with the EPA and that the Company had established a $10 million reserve to cover the potential fines, exclusive of the cost of implementing environmental controls. This paragraph also implies that the Company intentionally and knowingly misled its shareholders when it stated that it "believed it [was] in substantial compliance with federal, state, and local laws regarding environmental quality." Contrary to this implication, the statement accurately reflected the Company's belief notwithstanding the Company's subsequent settlement of the matter by consent decree to avoid litigation.

Paragraph three of the supporting statement implies that the Company continues to intentionally violate environmental regulations by stating "if continued, Willamette's environmental performance could diminish shareholder value." This paragraph also suggests that the Company has failed to adopt any environmental compliance practices when it states, "[f]urther damage to Willamette's image and shareholder value caused by successive environmental problems and attendant major fines and liabilities could occur if remedial action is not taken." As stated above, the Company has implemented and continues to implement new policies and procedures to ensure its compliance with environmental laws and regulations.

Paragraph four of the supporting statement implies, without providing any supporting evidence, that the corporate officers who sit on the Corporate Compliance Committee do not perform their assigned tasks effectively since their lack of independence "severely compromises" their ability to provide proper environmental oversight. Additionally, the Proponent fails to support his conclusion that an "outside independent director" would be more capable of ensuring compliance with existing and future environmental laws and regulations.

As a result of the foregoing misstatements and omissions, the supporting statement is vague and misleading in violation of Rule 14a-9 and is, therefore, excludable under Rule 14a-8(i)(3).

Conclusion

The Proponent's proposal properly may be omitted from the Company's proxy materials because it concerns matters relating to the Company's ordinary business operations, the Company has already substantially implemented the majority of the requested reporting and is not capable of reporting other requested information, and it contains false and misleading statements.

Pursuant to the provisions of Rule 14a-8(d), the Company, by copy of this letter with its exhibits, is notifying the Proponent of its intention to omit his proposal and supporting statement from its proxy materials relating to its 2001 annual meeting of shareholders.

The Company respectfully requests your review of this matter and your advice as to your position with respect thereto as soon as possible. As the Company is currently the subject of a tender offer and proxy contest by Weyerhaeuser Company, the timing of its 2001 annual meeting is presently uncertain, but the Company currently does not anticipate filing definitive proxy materials before early March.

Very truly yours,

Mary Ann Frantz

Mary Ann Frantz

cc via Federal Express: Mr. David L. Johnson
Mr. G. W. Hawley

David L. Johnson
426 White Oak Lane
Natchitoches, LA 71457
November 2, 2000

G.W. Hawley
Secretary
Willamette Industries Inc.
1300 SW 5th Avenue, Suite 3800
Portland, OR 97201

Via Certified Mail, Return Receipt Requested

RE: Shareholder Resolution

Dear Mr. Hawley:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Willamette Industries Inc. ("Company") proxy statement to be circulated to company shareholders in the conjunction with the 2001 annual meeting.

I own shares of Company common stock exceeding $2,000 in current value, and I have held these shares continuously for more than one year prior to the date of submission.

Either I or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Sincerely,

David L. Johnson

David L. Johnson

SHAREHOLDER PROPOSAL

RESOLVED that the Board of Directors shall create a committee of independent directors to prepare a report to shareholders on the company's environmental problems and efforts to resolve them. The report should discuss the following: the major challenges at Willamette facilities to comply with environmental regulations, an explanation of assessed fines due to noncompliance with environmental regulations, an assessment of any management culpability or responsibility for the fines as addressed by regulatory agencies, and an estimate of worst case financial exposure due to environmental issues for the next ten years. In addition, the report should include an evaluation of company efforts to reduce pollution by such methods as changes in management or operational systems, new capital expenditures, application of new technologies, and the involvement of employees, community organizations and environmental groups in efforts to safeguard health and safety. The report shall be released at least four weeks prior to the annual meeting of shareholders and posted on the company's web page.

SUPPORTING STATEMENT

Willamette Industries received a $11.2 million fine in 2000 by the Environmental Protection Agency (EPA). This was the largest industrial air pollution fine ever levied by the EPA against a company. In addition to the fine, it is estimated that Willamette may have to expend as much as $82 million (excluding the fine), according to EPA estimates, to bring its facilities into compliance.

The magnitude of the EPA fine is an embarrassment to our Company and has shocked shareholders. The fine was particularly startling since Willamette stated in a 1998 disclosure to the shareholders filed with the Securities and Exchange Commission, less than two years before the EPA fine was imposed, that "(the) Company believes it is in substantial compliance with federal, state and local laws regarding environmental quality."

If continued, Willamette's environmental performance could diminish shareholder value. This could be in part due to the exclusion of Willamette stock from the portfolios of many investors and funds who choose not to invest or are prohibited from investing in companies that pollute the environment and run afoul of environmental laws. Also, fines of this magnitude deprive the company of needed revenue and shareholders of a return on their investment. Further damage to Willamette's image and shareholder value caused by successive environmental problems and attendant major fines and liabilities could occur if remedial action is not taken.

The Company currently conducts periodic audits to evaluate the effectiveness of environmental programs and has established a Corporate Compliance Committee consisting of six "inside" corporate officers to monitor compliance with Company environmental policy. However, the independence of this inside committee is severely compromised. Clearly, a committee consisting of "outside" independent directors, as opposed to inside Company management, is needed to provide proper environmental oversight.

The establishment of a committee made up of independent directors to oversee and prepare a report on our Company's environmental compliance should increase management accountability to the Board of Directors, reduce regulatory fines, promote sound environmental and ethical practices, and improve our Company's image, financial performance and value to shareholders. Moreover, such a report should demonstrate to the public and the investment community that our Company is moving in the direction of greater disclosure on environmental matters and is attempting to solve its environmental problems in a forthright manner.

Willamette Industries, Inc. 1999 ANNUAL REPORT
AND REVIEW OF SUSTAINABLE FORESTRY PRACTICES





Before...
...pictured on the cove...
...Black Rock fire (circl...
...fire burned so tho...
...for reseeding. Thi...
...6, then planted wi...
... The cover fore...
...'s first refo...

1999 *and* 1998 Financial Highlights

(dollar amounts, except per share amounts, in thousands)

Net Sales
billions of dollars



5.0
4.0
3.0
2.0
1.0
89 90 91 92 93 94 95 96 97 98 99

Dividends Paid per Share
dollars



$0.80
0.60
0.40
0.20
89 90 91 92 93 94 95 96 97 98 99

Diluted Earnings per Share
dollars



$5.00
4.00
3.00
2.00
1.00
89 90 91 92 93 94 95 96 97 98 99

	1999	1998	CHANGE
Net sales	$ 4,077,969	3,700,282	10.2%
Net earnings	$ 260,475	88,983	192.7%
Per share - diluted	$ 2.33	0.80	191.3%
Cash dividends paid	$ 77,984	71,227	9.5%
Per share	$ 0.70	0.64	9.4%
Total assets	$ 4,797,861	4,697,668	2.1%
Stockholders' equity	$ 2,203,712	2,002,431	10.1%
Return on stockholders' equity	13.0%	4.5%	
Number of outstanding shares	111,587,000	110,981,000	
Number of stockholders *(beneficial)*	23,000	22,000	
Number of employees	14,250	14,000	

Total annualized return to shareholders*	
Last 5 years	16.56%
Last 10 years	15.49%
Last 15 years	18.51%
Last 20 years	16.35%
Last 25 years	17.86%

*Includes reinvestment of all dividends.

The following shows quarterly earnings and dividends per share along with the range of closing prices. The company expects to continue paying regular cash dividends, although there is no assurance as to future dividends as they are dependent upon earnings, capital requirements and financial condition. The company's common stock trades on the New York Stock Exchange (NYSE) under the symbol WLL.

	1999 Diluted Earnings	1999 Dividends Paid(a)	1999 Closing Price High–Low	1998 Diluted Earnings	1998 Dividends Paid	1998 Closing Price High–Low
1st quarter $	0.28	0.16	39 15/16–31 3/4	0.20	0.16	39 3/4–30 15/16
2nd quarter	0.57	0.18	49 15/16–37 15/16	0.21	0.16	40 1/16–29 3/4
3rd quarter	0.73	0.18	51 1/16–39 3/4	0.32	0.16	32–23 3/4
4th quarter	0.75	0.18	46 7/16–38 7/8	0.07	0.16	36–26 3/4

(a) The quarterly dividend was increased to $.21 per share commencing in the first quarter of 2000.

To Our Shareholders:



The year 1999 was a good one for Willamette Industries. Our 1999 earnings were nearly triple those of 1998; sales were over $4 billion for the first time.

As a result of our excellent earnings, the board voted at its February meeting to increase dividends substantially – from $.72 per year to $.84 annually.

Almost all of our product lines ended 1999 with results substantially above those of 1998. Our corrugated container volumes continued their steady, incremental climb, growing at a rate that was more than double that of the industry as a whole.

Uncoated free sheet markets strengthened substantially during the last half of the year. Our 1998 addition of an uncoated free sheet machine at Hawesville, Kentucky, gave us the opportunity to take advantage of these market moves with volume and efficiency improvements.

Building materials markets continued their strong performance. Housing starts remain strong, home size is increasing and remodeling demand continues at a brisk pace. We begin 2000 with prices in most of our commodity lines at a higher level than last year at the same time.

We launched or completed several capital projects in 1999 designed to expand markets in our core businesses and improve our utilization of available fiber resources.

We announced plans for a new particleboard plant and began construction of a new sawmill in South Carolina in 1999. The sawmill will use the abundant supply of small pine logs available in the Chester area to make narrow dimension lumber when it goes on-line in 2000. The particleboard plant near Bennettsville will have a continuous press line and will use existing residual fiber from local processing plants as its raw material. This strengthens our vertical integration in the Carolinas and puts our manufacturing facilities close to the end users of our products.

Also during 1999, the company acquired a particleboard plant in Linxe, France, and announced plans to nearly double its capacity. The plant is located in a fiber-rich portion of France, near our medium density fiberboard plant. This efficient facility will allow us to expand our marketing of composite panels in Europe.

In February the board announced plans for a modernization of our sawmill in Dodson, Louisiana, to increase efficiency and fiber utilization.

Our sixth cut sheet plant opened in Washington Court House, Ohio, near the end of 1999. Our other cut sheet plants are at capacity, and the new facility allowed us to meet increased market demand and to provide an additional outlet for the production of the new uncoated free sheet machine in Hawesville.

We announced plans to shut down the 1940s-vintage #2 uncoated free sheet machine at the Johnsonburg, Pennsylvania, paper mill when a modernization of the #5 machine at that facility is completed. While the change will not result in a capacity increase, it will provide production cost efficiencies. We also shut down the #3 machine in Kingsport, Tennessee. This machine, which made 50,000 tons of coated-one-side paper and forms bond annually, was too small to effectively compete in a shrinking market.

On the brown paper side of our business, we are in the start-up phase of the new recovery boiler at the Albany, Oregon, linerboard mill. This new boiler will improve our environmental performance and our ability to efficiently recycle pulping liquors. Further upgrades to the causticizing area, the lime kiln, and associated equipment were approved by the board at its February meeting.

Turbine generators are being installed at the Albany mill and the Kentucky complex to reduce costs, improve energy efficiency and increase self-sufficiency.

We also began construction of a box plant in the Phoenix, Arizona, area and completed modernization of the Compton, California, plant. These projects enhance our ability to serve the growing market in the Southwest.

Relocation of the Elk Grove, Illinois, corrugated container plant also began during the year. The expansion will allow the plant to take advantage of additional demand in the Chicago area. At its February meeting, the board approved the relocation of our Tigard, Oregon, preprint plant as well as the purchase of a new press. This will increase production of this specialty corrugated product, improving our ability to produce high-quality graphics for boxes destined for warehouse store shelves where the box, rather than a salesperson, sells the product.

We continued settlement talks with the U.S. Environmental Protection Agency (EPA) concerning our panel plants. We have a strong commitment to environmental protection, but we don't have a crystal ball. Decisions that we made in good faith with state agencies up to 20 years ago have been reviewed by the EPA under new interpretations of the regulations. We are cooperatively working through this process with the EPA and have opened our mills and records to them for their review. These cooperative discussions are still ongoing but we hope to reach conclusion by the end of 2000. We have established a $10 million reserve as an approximation of the potential non-tax deductible penalties, based on the size of settlements made with other companies in our industry.

There were several changes in the board and officer group. Sam Wheeler announced his retirement at the February board meeting. He will be replaced by Mike Thorne, executive director of the Port of Portland. Retiring during 1999 were Jerry Parsons, executive vice president and chief financial officer; Ron Stover, who was vice president in charge of the Communication Papers Division; Dave Hill, vice president in charge of the Southern Building Materials Group; and Daryl Burke, vice president in charge of national accounts for the Corrugated Container Division. We will miss the benefit of their experience and expertise and wish them each a happy, healthy retirement.

Added to our officer group were Mike Bacon, a 32-year employee who replaced Ron Stover; Richard L. Thomas, who has been with Willamette in various marketing positions since 1992, and who became vice president in charge of business and converting papers; Wayne Parker, a 26-year employee with the company, who replaced Dave Hill; Doug Leland, also a 26-year employee of the company, who became vice president in charge of bags, preprint and specialty products; and Jeff Murray, a 35-year employee of the company who became a division vice president in charge of Western corrugated plants. Greg Hawley, vice president-controller, was named to replace Jerry Parsons. All of these promotions were internal. Our philosophy of promoting from within helps us retain talented, experienced employees who know the company and its markets and manufacturing operations. Our active management training programs ensure that we have well-trained candidates for advancement.

We were pleased during 1999 to have our Oregon timberlands certified by PricewaterhouseCoopers as sustainably managed under the American Forest and Paper Association's Sustainable Forestry Initiative℠. This year's annual report details the rigorous verification audit done on our Western timberlands and our plans for future audits. I want to recognize the professionalism and enthusiasm that our foresters, wildlife biologists and other resource-related workers displayed during the audit and during their preparations for this year's audit. There was evidence of a high level of technical skills, a real love of and dedication to our forests and a sincere, deserved pride in their collective forestry accomplishments.

In closing, I'd like to note that the outlook for the next several years is promising. Improvements in paper markets, a stable building materials market and our recent capital expenditures designed to improve efficiencies should result in several good years. We are well positioned for future growth. We've reduced our debt and we're one of the few companies in our industry to have an "A" rating from credit-reporting agencies. The prospects for the future of your company look excellent.

Sincerely,

DUANE C. MCDOUGALL
President and Chief Executive Officer

February 10, 2000

Sustainable Forestry



At Willamette Industries, we define sustainable forestry as managing our forests in a manner that provides, to future generations, all the benefits of the forest we enjoy today. Benefits include wood and paper products, fish and wildlife habitat, clean water and air, beautiful scenery, recreational experiences, healthy forests and community and job stability.


Red-legged Frog
Roosevelt Elk
Winter Grazing

Projects Cooperative management programs and preservation of special places.

Willamette leases 1,060 acres to the Oregon Department of Fish and Wildlife for Roosevelt elk habitat at the Jewell Meadows Wildlife Area in Northwest Oregon. The objective of the wildlife area is to provide diverse habitat for 450 elk and year-round viewing and educational opportunities for the public. The lease allows the department to control public access to the wildlife area and helps compensate Willamette for the expense of protecting newly planted seedlings inside the boundary of the refuge.

In partnership with the Nature Conservancy, Willamette protects the 167-acre Fanno Meadows Complex in the mid-Willamette Valley. Fanno Meadows consists of four large meadows and wetlands that contain two rare plants, the elegant fawn lily and the bog anemone. Willamette also uses these meadows as a site to study pond-breeding amphibians such as the red-legged frog, rough-skinned newts, and Pacific giant and Northwest salamanders.

Over 2,000 special places are preserved in Willamette's Western forests. These include nesting sites for bald eagles, osprey, marbled murrelet, spotted owls, great blue herons and goshawks; pioneer cemeteries; ponds, swimming holes, natural springs and waterfalls; view points; communications sites; caves; municipal water supply intakes; and geological formations.



Taken from Goat Mountain Lookout in 1952 and again in 1997. This area was the product of clearcuts from 1947-1951. Today the area supports a healthy 47-year-old forest that Willamette acquired in 1996 from Cavenham Forest Industries. As this forest near Molalla, Oregon, becomes ready for harvest, it will be replaced in the next three decades with a landscape containing a diversity of ages.

How do you manage forests sustainably?

Our foresters have spent years developing a set of principles to guide them in the practice of sustainable forestry on our 1.7 million acres of U.S. timberland. These principles have been named Sustainable Management for Timber, Water Quality and Wildlife.

George Gerlinger, founder of Willamette Industries, was the architect of our first sustainable management program. Prior to 1939, we logged lands in the Oregon Coast Range by means of railroad logging, allowing nature to reforest the resulting large clearcuts. In 1938, Gerlinger purchased our first land in the Cascades with the intent of building permanent all-weather truck roads to access the forest. He called his new program "The Staggered Setting Harvest System" because permanent logging roads allowed the company to log in spots across the ownership, creating a checkerboard pattern of harvests; in effect, creating a diversity of ages and forest conditions across the landscape. Leaving green forest expanses between clearcuts resulted in smaller accumulations of slash, and thus less fire hazard. The system also left a nearby seed source for reforestation.

Aerial seeding of forests became part of our forest management program in 1946 after a 13,000-acre fire west of Dallas, Oregon, burned the area so thoroughly that few seed trees were left *(see inside cover)*. In 1949, the area was re-seeded by hand, and later planted after hand planting of seedlings became the preferred reforestation method on company lands in 1952.

As scientists and foresters learned more about non-timber values of the forest, these lessons were incorporated into forestry plans. This evolutionary process resulted in what we now call Sustainable Management for Timber, Water Quality and Wildlife. It emphasizes continuous improvement of management practices as the science of forest management advances.

The principles of Willamette's Sustainable Management Program (SMP) are based on long-term observation of natural ecosystems and decades of scientific research on forests, wildlife and water resources.

We've used the word "sustainable" because of our 93-year history with the forest and the strength and length of our plans for the future. Our forests are our future, so we manage them with a long-term view.

We've pinpointed "management" as the tool for maintaining forest health and productivity. The objective of Willamette's SMP is to sustainably manage our forests while creating diversity for forest health and productivity, protecting special sites or resources, and enhancing water quality and wildlife habitat while harvesting timber to make products that enrich the lives of American families.

How is the SMP carried out on the landscape?

The old clearcut harvest, wherein a logger removes all the trees in a huge area and walks away, was abandoned long ago for modern harvests designed to protect wildlife and fish resources and to permit prompt reforestation. Today, Willamette's clearcut harvests take place after surveys have identified unique features deserving special protection. These harvests, which averaged 61 acres in 1999 in the West, remove trees for making products while retaining some live trees, snags and downed logs for wildlife habitat, stream protection and soil replenishment. Replanting with native tree species in our conifer forests quickly follows harvest, restarting the forest. Careful attention to forest health and competition in the early years of the forest keeps the area productive. Thinning and fertilization improve growth.

The forest pictured on pages 13-16 shows what the SMP looks like on the landscape: It is the picture of the future of Willamette's private forests in the West.

The SMP has resulted in the following on Willamette's Western timberlands:

- Harvest levels do not exceed forest growth.
- More trees are growing more volume per acre today than 10 years ago.
- Within the first planting season after harvest, 85 percent of our harvest areas are successfully replanted. The remaining 15 percent are reforested as soon as conditions allow, but always within two years.
- All fish-bearing streams and domestic water supplies are protected with streamside management areas that remain in permanent forest cover.
- Currently 50,000 acres are managed as protected habitat for threatened or endangered species and for fish, domestic water quality and preservation of 2,000 "special places" in the forest.

How do you determine whether the SMP results in sustainable forestry?

As a member of the American Forest and Paper Association, we must comply with its Sustainable Forestry Initiative℠ (SFI). Scientists, conservationists and professional foresters developed SFI. It specifies a comprehensive system of principles, objectives and performance measures to sustain forest values, including the conservation of soil, air, water and visual quality; biodiversity; and fish and wildlife habitat (*see p.17*). SFI creates a framework for each company to continually improve its management system and environmental performance toward the goal of sustainable forestry.

An independent Expert Review Panel made up of environmental and conservation organizations, public agencies and academics critically reviews SFI annual progress reports and data and provides input on how the program can more effectively achieve forest sustainability. The SFI program has received statements of support from nearly two dozen conservation groups and other organizations and eight state legislatures.

During 1999, Willamette Industries' Western forests were audited by an independent third party to certify that our forest management meets SFI standards.

Why did you decide to have independent third-party certification?

We chose to have an independent third party, PricewaterhouseCoopers, certify our forests because we believe certification adds value to our products without adding substantial costs to our customers. We also feel we have an obligation to our employees, shareholders and customers to use the most credible verification process available to certify we are operating our forests in the manner we report.

Why did you choose PricewaterhouseCoopers?

We looked at several options and determined that the best approach would be to ask a recognized public accounting firm with a strong background in forest auditing to certify that our forest practices meet the standards of the Sustainable Forestry Initiative.

PricewaterhouseCoopers audited our forest practices with the same thoroughness used by KPMG LLP to audit our financial statements.

How was the audit conducted?

The first phase, consisting of an audit of the company's 610,000 acres in Oregon, was completed in 1999. The remaining 1.1 million acres in the South and East will be audited in 2000.

The audit team consisted of two registered professional foresters who are accredited lead auditors in forestry standards, a former head of the department of forest management at Oregon State University, a forest engineer and a wildlife biologist.

They audited our forest management policies and records, but spent most of their time in our forests, at random sites selected by the auditors themselves, making certain that our practices in the forest match our policies.

What were the results of the audit?

PricewaterhouseCoopers has certified that we meet the standards for forest sustainability of the Sustainable Forestry Initiative. Their opinion appears on page 12 of this report.

PricewaterhouseCoopers commended Willamette for exceeding required standards in several areas: stream rehabilitation programs to enhance fish survival and passage, interaction with citizens' groups in watershed and visual quality management, reforestation success, providing additional wildlife trees beyond requirements and strategically positioning them to support protection of unique habitats, providing habitat for forest bat species, engaging in wildlife research and playing a leadership role in industry committees that affect forest management policy.


Coho Fry

Project Coho salmon habitat improvement in Seeley Creek near Alsea, Oregon.

Work done Seeley Creek was identified by the Oregon Department of Fish and Wildlife as a priority stream for salmon habitat enhancement. Logs and boulders ("structure") were added to the stream in 1996 to create slow, deep pools to allow fish to rest. An adjacent abandoned log pond was connected to the stream to provide off-channel habitat for young native coho salmon.

Results of work The stream channel work done in 1996 was reviewed with state biologists. Some of the structure added to the stream is working exceptionally well. The remainder of the areas were improved with additional structure in 1999 and a larger-sized culvert was added to expand fish passage. State biologists have found "heavy use" of the abandoned log pond by young native cutthroat trout and coho. Coho live in fresh water for the first half of their lives, then move to the ocean for the next 18 months. The first fish that used habitat provided by the project returned in the fall and winter of 1999, but no data are available yet on improved returns.

Award The Oregon Department of Fish and Wildlife (ODF&W) gave Willamette its Fish and Wildlife Steward Award, saying "Willamette Industries has set the standard for cooperative action in the mid-coast on behalf of fish and wildlife. If other industrial timber companies do as well, our chances of recovering coastal coho populations will be much improved."

Future work Seeley Creek is one of 55 salmon and steelhead habitat enhancement projects that have been completed by Willamette at a total cost of $473,000. Ten more improvement projects have been identified for completion in 2000. Others will be added in the future through a cooperative effort with ODF&W and the Wildlife Heritage Foundation.

"The Klootchy Creek and Seeley Creek stream rehabilitation programs demonstrate a strong commitment to fishery conservation practices." *PricewaterhouseCoopers*



Project Working with a citizens' advisory board to improve visual and watershed management in the coastal town of Cannon Beach, Oregon.

Work done The Cannon Beach-Willamette Communication Committee, consisting of the mayor, a city council representative, two other local residents and Willamette foresters, meets regularly to review forest management and road construction plans. The group has identified five view-sensitive areas, which have been mapped in the company's computerized geographic information system (GIS). The GIS combines layers of information, such as elevation and topography, to predict which harvest areas will be visible from view-sensitive areas, allowing the group to "see" what the year's harvest plans will look like. A unique form of harvest, called strip cutting, has been used in view-sensitive areas. It involves cutting a strip 60 feet wide bordered by 120 feet of mature trees perpendicular to the views from the town. The harvest is nearly invisible from the town. As the young replanted trees (hemlock and Sitka spruce) in the strip grow taller, the mature trees can be cut, in two separate harvests, without disturbing the view.

Willamette also owns the Ecola Creek watershed. Ecola Creek is an important supplementary source for domestic water for Cannon Beach during periods of peak usage. Agreements exist on the management tools that will be used in the area.

The non-Willamette residents on the committee are responsible for explaining Willamette's viewshed and watershed plans to others in the community. While the cooperative effort is time consuming and the strip cutting is more expensive than traditional logging, there are literally no complaints about Willamette's harvests in the area.

"The Seaside operation should be commended for its effort to better model viewsheds and its interaction with watershed committees to assess visual quality concerns." *PricewaterhouseCoopers*



Wilson's Warbler

Project Four-year study of neotropical migrant and resident birds in Willamette's Oregon Coast Range forests.

Findings Breeding season surveys found 53 bird species that are active in the early morning. Forty-two percent of these prefer young forests, especially those between five and nine years of age. This preference is probably due to the mix of shrubs, deciduous trees and growing conifer seedlings, which provide habitat for nesting, feeding and hiding. As the forests age, habitat diversity changes and fewer birds use 10- to 40-year-old forests. Bird activity increases as the forest reaches age 40 when openings once again provide diversity. About 40 percent of species prefer conditions typically found in older forests.

Future work Studies in Willamette's Cascade forests will compare the practice of leaving specially chosen trees around the edge of a harvest area to the practice of leaving trees within the harvest unit, either clumped or scattered. Data from this research will show the effect of various leave-tree strategies on bird species and help refine future activities aimed at providing forest structure and habitat.

Other surveys and joint research projects include: marbled murrelet, northern goshawk, spotted owls, amphibians, mitosis bats, barred owls, pigmy owls, deer and elk.

"The region should be commended for its efforts in support of research to better understand habitat relationships of various priority species that occur on Willamette Industries' ownership, ... for their effort to place bat boxes to enhance habitat conditions for priority species of bat, ... for strategically positioning wildlife trees to support protection of unique habitats (and) ... for providing additional wildlife trees above that required by state law." *PricewaterhouseCoopers*

PricewaterhouseCoopers also made suggestions to help Willamette maintain its leadership role in forest management through continuous improvement. These included: implementing a more detailed process for pre-harvest planning, enlarging programs to identify rare or uncommon habitats for plants and wildlife, and expanding the company's current visual management program. Willamette will show substantial progress in these areas when the Western region is re-audited in the future.

Is this type of certification typically done in the industry?

No. Several companies have had verification audits on portions of their land but only a few have been certified under the stringent requirements of SFI.

Sources and Uses of Fiber

Willamette Industries' Western Operations


Scraps from non-company wood facilities
Post-consumer urban wood waste 7% (Duraflake) 30% (Eugene)
Contaminants to landfill 100%
LOGS
Plants
Bark to energy
Bark to energy
Ash for farm & potting soil amendment; remainder to landfill
Sludge to farmers for soil enrichment; animal bedding; remainder landfilled


Wood scraps from non-company facilities 13%
White softwood and hardwood pulp 2%
Post-consumer recycled fiber 66%
Short fibers to farmers for soil enrichment
Fibers trapped in plastic contaminants from recycled fiber are made into cattle bedding or landfilled

Does this mean Willamette's products have "green certification"?

There has been great confusion about the issue of "certification" and what it means. Part of this confusion stems from the fact that product certification and forest certification are sometimes assumed to be the same. They are not. Forest certification verifies that we are managing our lands in a responsible, sustainable manner, using scientific principles and meeting regulatory requirements. However, not all of Willamette's fiber supply comes from our own forestlands. Other privately owned forests provide 42 percent of our fiber supply nationwide.

Product certification would require us to dictate our own land management approach to other private forest landowners from whom we purchase logs. In the US, there are 150 million acres of private timberland owned by 10 million private forest landowners. Our responsibility is to help educate these small landowners in how forestlands should be managed for sustainability, rather than dictate their responsibilities to them. All parties selling logs directly to Willamette receive information on the environmental benefits of the SFI program.

What happens next?

Willamette has hired a sustainable forestry coordinator, Marvin Brown. Brown was most recently state forester of Missouri and had been with the Missouri Department of Forestry for 22 years. He was also on the SFI independent Expert Review Panel for its first four years and was co-chair of the Society of American Foresters' Forest Certification Policy study. Brown will be helping Willamette's Southern and Eastern foresters prepare for their audits and helping Willamette's Western foresters maintain their leadership role in forest management by implementing suggestions from PricewaterhouseCoopers. Sustainable forestry is an evolutionary process.

But forest certification is only part of the picture. Do you effectively use all of the fiber that comes from the certified forest?

Full utilization is a process we've been working to perfect since the Great Depression when we found markets for our scrap fiber and products from trees then considered "trash." We began to internalize our use of these fiber leftovers in 1955 with the construction of the Albany, Oregon, paper mill, one of the first paper mills to rely exclusively on scrap fiber for its raw material, and further in 1960 when we built our first particleboard plant. We began using post-consumer recycled paper for fiber in 1961.

Our company structure—vertical integration—gives us an exceptional opportunity to use the forest's fiber to the fullest, as our Western fiber flow chart to the left shows.

We are constantly working to improve fiber utilization (such as making boxes with linerboard that contains less fiber) and reduce our operations' impact on the environment. Programs to find uses for the small amount of remaining waste continue, such as our efforts to provide ash as a soil amendment and our transfer of plastics and other contaminants found in bales of post-consumer paper to a facility to process it for fuel to provide energy. Similar to sustainable forestry, complete utilization of the resource for its highest and best use is an evolutionary process that allows opportunities for continuous improvement.

What about the environmental impact of your manufacturing operations? Continuous improvement is the rule there, as well. We are completing construction of a recovery boiler at the Albany Paper Mill to replace an older boiler to improve air quality and allow for efficient recycling of pulping liquors. Over the next several years, we will install emission control equipment in certain plywood, particleboard and medium density fiberboard (MDF) plants in Oregon and in the South.



The black and white photo was taken by Crown Zellerbach Corp. in 1952. This area was harvested by them in 1948 and hand planted in 1949 with Douglas-fir and Port Orford cedar. Today this area is part of Willamette's Molalla Forest. The stump on the left hand side still retains an aluminum tag placed there by the photographer in 1952. Eight tree species can be found within 100 feet of the tag.

Smaller projects are continuous: replacement of solvent-based paints with water-based paints at our particleboard plants; development of a recovery system for sap stain treatment at our Dallas, Oregon, sawmill; and installation of wet scrubbers on press vents to improve opacity at our particleboard plant in Bend, Oregon.

Some environmental projects are effective and efficient. Others don't turn out that way. Our Albany, Oregon, Custom Products plant was a major source of VOC emissions from the solvent-based paint used to manufacture MDF drawer sides. We installed systems that use water-based paint, thereby dramatically reducing VOC emissions. But the resulting product proved too expensive to compete with those of others in the industry still using solvent-based paint. The drawer side production line is now closed; its business having gone to competitors that continue to use the old technology.

Our job is to use every ounce of creativity we can muster to find cost-effective solutions that will allow us to maintain our progress in treading lightly on the environment while providing necessary products, sustainable jobs and an adequate return to our shareholders.


Western
Red Cedar


Western
Hemlock


"DOUGLAS-FIR (100-250 FT.)"



Project Improve fish passage and water quality by bringing legacy roads up to today's road construction standards.

The South Santiam Watershed Council, one of 85 cooperative citizen and industry groups in Oregon, identified Hamilton Creek and its tributaries in the foothills of the Cascades as a priority for stream restoration work. To improve fish habitat, Willamette replaced a six-foot span pipe-arch culvert with an 18-foot span open-bottom arch culvert that allows water to pass through the natural streambed opening. Concrete weirs were poured on the bedrock bottom inside the bottomless culvert to slow the velocity of the stream flow and provide a higher level of water year-round. A deep pool was created in bedrock at the outlet. The weirs and pool give the fish good resting places as they travel up and downstream and make passage easier during all levels of stream flow. The project was designed to meet state requirements for a 50-year flood event.

In a separate project, 115 logs were added to two Hamilton Creek tributaries at 25 different sites to provide refuge, shelter and decrease water velocity during high flows. The log structures are designed to mimic naturally occurring logjams, which create gravelly pools for spawning beds.

The projects, completed in the summer of 1999, cost $57,000 and opened two miles of stream for steelhead and cutthroat trout passage.

Similar Projects There is no legal requirement to replace sub-standard stream crossings that do not allow fish passage, but Willamette plans to do so long before its legacy road program is completed in 2006. Willamette has spent nearly $6 million in Oregon on priority road improvement projects of a $20 million legacy road repair estimate.

"There is clear indication of using oversized and baffled water conveyances in order to maintain/enhance fish passage." *PricewaterhouseCoopers*



Project Willamette's Western timberlands are reforested as soon as possible after harvest (85 percent within the first planting season and the remainder in the second) with seven species of trees common to Oregon: Douglas-fir, 60 percent; Western hemlock, 15 percent; Western red cedar, noble fir, grand fir, ponderosa pine and Sitka spruce, 25 percent.

Work done Prompt reforestation is critical to restarting a healthy forest. Willamette maintains a seed orchard and other seed sources to help ensure that harvested lands can be replanted with tree species adapted to the site. In many areas, multiple species are planted to add diversity to the landscape.

The seed orchard, established in 1973, allows for consistent availability of seed. In the wild, trees produce seed infrequently, often in response to stress. *In a seed orchard, artificial "stress" can be applied* to the trees, providing more reliable seed crops. By testing and selecting well-adapted, fast-growing, better-formed parents for the seed orchard and using the seed produced for reforestation, we can expect growth levels to improve 10 to 20 percent over the life of the stand.

Willamette produces 85 percent of its own seed for reforestation.

"The commitment and performance on regeneration of harvested stands deserves recognition."
PricewaterhouseCoopers

Sustainable Forestry Initiative Program
Report of Independent Accountants

To Board of Directors and Management of Willamette Industries, Inc.

We have examined the following management assertion:

> To promote the protection of America's forests, the American Forest and Paper Association formed The Sustainable Forestry Initiative℠ (SFI) Independent Expert Review Panel, which includes representatives from the forest industry, government, conservation and environmental organizations, and other interested parties. This panel contributes to the development of the Sustainable Forestry Initiative Program (the Program) for implementing, maintaining, and improving sustainable forest management. The Program includes sustainable forestry objectives (the Objectives) and criteria and indicators (the Criteria) for meeting those Objectives. In furtherance of its continuing efforts to implement, maintain, and [illegible] sustainable forest management on [illegible] lands [illegible] stumpage tracts, the [illegible] Region of Willamette Industries, Inc. (the [illegible]) has adopted these [illegible] which are listed on page 17, [illegible] primary indicators [illegible] whether the Objectives [illegible] opinion of [illegible] Region is in complian[illegible] Program at Se[illegible]

Management [illegible] Western Region's complian[illegible] responsibility [illegible] management's assert[illegible] complied wi[illegible] our examination.

Our e[illegible] accordance with attestation [illegible] Americ[illegible] Accountants and, accordi[illegible] on a te[illegible] Region's compliance [illegible] formi[illegible] considered necessary in the [illegible] that o[illegible] basis for our opin[illegible] provide [illegible] Region's complian[illegible]

In our op[illegible] in all materia[illegible] Objecti[illegible] the Criteria set fo[illegible]

Mike Bradetich

Kevin Russell

Rickreall Cre



K


Dan Upton
Mark Baumgartner

6

4


Kristin Ross
Gene Stevens
5
7
3
1972


7

Objectives *and* Criteria *for* Sustainable Forestry Initiative Program

The American Forest & Paper Association has developed general indicators to meet the SFI objectives. These general indicators include:

General Indicators of Meeting Program Objectives

- Written policy and programs for achieving the Program Objectives
- Training programs as appropriate for staff and/or logging contractors
- Implementation of state Best Management Practices (BMPs)
- Compliance with state laws and regulations
- Financial or in-kind support of forest research
- A system for monitoring attainment of Program Objectives

Willamette has developed several criteria and indicators by which to assess conformance with the SFI objectives. The SFI program objectives along with the company's primary criteria used to assess conformance with these objectives are listed below.

Objective 1 Broaden the practice of sustainable forestry by employing an array of scientifically, environmentally, and economically sound practices in the growth, harvest and use of forests.

- Long-term resource analysis leading to a written forest management plan
- Reporting to senior management on meeting Program Objectives

Objective 2 Promptly reforest harvested areas to ensure long term forest productivity and conservation of forest resources.

- All management units designated for reforestation
- Clear criteria to judge adequate regeneration
- Protect long-term soil productivity during site preparation
- Appropriately deploy genetically improved stock

Objective 3 Protect the water quality in streams, lakes and other waterbodies by establishing riparian protection measures based on soil type, terrain, vegetation, and other applicable factors, and by using EPA approved Best Management Practices (BMPs) in all forest management operations.

- Field staff are trained in water quality laws and state BMPS
- Map and mark streamside management areas on the ground
- Field audits documenting protection of streams, lakes, and riparian zones

Objective 4 Enhance the quality of wildlife habitat by developing and implementing measures that promote habitat diversity and the conservation of plant and animal populations found in forest communities.

- Inventory and map unique habitats and special species
- Silvicultural management to improve habitats and promote wildlife habitat diversity

Objective 5 Minimize the visual impact by designing harvests to blend into the terrain, by restricting clearcut size and/or by using harvest methods, age classes and judicious placement of harvest units to promote diversity in forest cover.

- Incorporate aesthetic considerations into harvesting and road design
- Implement the "green-up" requirement in policies and plans

Objective 6 Manage company lands of ecologic, geologic or historic significance in a manner that accounts for their special qualities.

- Identify and manage special sites
- Work with internal and external groups to address the protection of important sites and rare, threatened or endangered species
- Maintain public access for recreation and education as appropriate

Objective 7 Contribute to biodiversity by enhancing landscape diversity and providing an array of habitats.

- Manage company lands to achieve a diversity of forest age classes
- Implement a land classification system based on management intensity and/or ecological objectives

Objective 8 Continue to improve forest utilization to help ensure the most efficient use of forest resources.

- Work with mill managers to better utilize species and low-grade material
- Merchandise harvested material to ensure highest and best use

Objective 9 Continue the prudent use of forest chemicals to improve forest health and growth while protecting employees, neighbors, the public, and sensitive areas, including streamcourses and adjacent lands.

- Supervision of forest chemical applications by designated state trained or certified applicator.
- Implement plans for appropriate handling of forest chemicals, including storage, transport, spills, drift, signage, and public notification

Objective 10 Broaden the practice of sustainable forestry by further involving nonindustrial landowners, loggers, consulting foresters and company employees who are active in wood procurement and landowner [illegible]

- Staff positions devoted to natural resource education
- Support development of educational materials for use with nonindustrial [illegible]
- Use only professionally trained loggers on Willamette operations [illegible]

Objective 11 Publicly report Program Participants' progress in fulfilling their commitment [illegible]

- Track all categories of information needed for annual reports
- Promptly respond to the annual SFI survey questionnaire

Objective 12 Provide opportunities for the public and the forestry community to partic[illegible]

- Support State Implementation Committee efforts to address [illegible] Program Objectives [illegible]
- Support [illegible] fields [illegible]

Glossary

Bd. ft. (board feet)

Clearcut

Conifer

Deciduous trees

Downed logs

Ecosystem

Fee lands

Free to grow

Green-up

Habitat

Landscape diversity

Leave trees

Legacy roads

[illegible]

[illegible]

[illegible]

[illegible]

Purchased stumpage tracts

Recovery boiler

Riparian

Sap stain treatment

Seed orchard

Slash

Snag

Special sites

[illegible]

Sustainable [illegible]

Thinning

Vertical [illegible]

VOC

Business Overview

Willamette Industries, Inc. (the "company") was founded in 1906 as the Willamette Valley Lumber Co. in Dallas, Oregon. In 1967, Willamette Valley and several related firms merged to form Willamette Industries, Inc. Our stock has been publicly traded since 1968. Willamette is a diversified, integrated forest products company with 103 manufacturing facilities in 24 states, France, Ireland and Mexico.

We operate in a very competitive industry consisting of thousands of companies, some larger and more diversified, others much smaller, producing only one or two products. Very competitive conditions exist in every industry segment in which the company operates. The company competes in its markets primarily through price, quality and service. We feel our strengths are our vertical integration; our geographically diverse, modern, fiber- and energy-efficient facilities; our engineering and construction capabilities; our concentration on a focused, related product range; our balance among building materials and white and brown paper products; our 58% sawlog self-sufficiency; and an organizational structure that encourages teamwork as well as individual initiative.

White Paper

Market Pulp and Fine Paper Four fine paper mills manufacture 11% of the nation's uncoated free sheet production. The company's pulp mills produce pulp primarily for consumption at our fine paper mills, but we also produce [illegible] of the nation's bleached hardwood market pulp, which is sold to outside customers. Chips from [illegible] the primary fiber source [illegible]

Communication Papers [illegible] plants manufacture 22% [illegible] ness forms. Additionally [illegible] brand and Willamette brand [illegible] sheet printer paper. Our [illegible] production. Business [illegible] own sales force to [illegible]

Brown Paper

Brown Paper [illegible] production of [illegible] Nearly all of the [illegible] Willamette's [illegible] and Oregon [illegible]

Building Materials

Lumber Nine sawmills manufacture 2% of the nation's lumber production. Lumber products are marketed through independent wholesalers and distributors throughout the U.S.

Structural Panels Plywood panels manufactured at nine plants and oriented strand board (OSB) manufactured at one plant account for 9% and 3%, respectively, of the nation's production. Both products are marketed nationwide through independent wholesalers and distributors.

Composite Panels Four particleboard plants manufacture 13% of the nation's particleboard. In addition, the company has a particleboard plant in France that produces 1% of European production. Three medium density fiberboard (MDF) plants produce 22% of the nation's MDF. MDF is also manufactured at facilities in Ireland and France, which account for 6% of European production. The composite panel plants produce value-added products including color-coated, laminated, fire-rated and moisture-resistant boards. Composite panel products are sold nationwide through independent [illegible] distributors.

Engineered Wood Products Two [illegible] plants account for [illegible] of the nation's production. [illegible] veneer [illegible] 9% [illegible]

Supplementary Business Segment Information (dollar amounts in thousands)

	1999	%	1998	%	1997	%	1996	%	1995	%
Sales to outside customers:										
White Paper:										
Communication papers and cut sheets	$ 814,464	20	725,866	20	683,435	19	722,881	21	829,472	[illegible]
Market pulp and fine paper	327,847	8	340,657	9	346,214	10	316,383	9	403,741	[illegible]
Total White Paper	1,142,311	28	1,066,523	29	1,029,649	29	1,039,264	30	1,233,213	32
Brown Paper:										
Packaging	1,229,548	30	1,151,366	31	1,007,765	29	1,077,892	31	[illegible]	[illegible]
Other	238,892	6	227,644	6	201,270	6	226,756	7	[illegible]	[illegible]
Total Brown Paper	1,468,440	36	1,379,010	37	1,209,035	35	1,304,648	38	[illegible]	[illegible]
Building Materials:										
Lumber	290,233	7	233,997	6	220,822	6	179,323	5	[illegible]	[illegible]
Structural panels	465,967	11	361,958	10	366,246	10	380,977	11	[illegible]	[illegible]
Composite panels	383,296	10	367,072	10	344,624	10	[illegible]	8	[illegible]	[illegible]
Other wood products	327,722	8	291,722	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Building Materials	1,467,218	36	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total net sales[1]	$ 4,077,969	100	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Intersegment sales at market value:										
Building Materials	$ 48,279		[illegible]		[illegible]		[illegible]		[illegible]	
Gross profit (GP):		GP%								
White Paper	$ 177,486	16	[illegible]		[illegible]		[illegible]		[illegible]	
Brown Paper	326,990	22	[illegible]		[illegible]		[illegible]		[illegible]	
Building Materials	312,191	21	[illegible]		[illegible]		[illegible]		[illegible]	
Total gross profit	$ 816,667	20	[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]										
[illegible]	$ 118,955		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	225,283		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	253,910		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	(47,879)		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 550,269		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	(11,710)		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	125,284		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 413,275		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]										
[illegible]	$ 124,175		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	68,333		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	106,496		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	4,715		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 303,719		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 62,269		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	161,144		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	64,426		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	2,407		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 290,246		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 1,830,043		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	1,149,123		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	1,734,945		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	83,750		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 4,797,861		[illegible]		[illegible]		[illegible]		[illegible]	

Management's Discussion & Analysis OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The company's three basic businesses—white paper, brown paper and building materials—are affected by changes in general economic conditions. White and brown paper sales and earnings tend to follow the general economy. The sales and earnings of the building materials business are closely related to new housing starts, remodeling activity and the availability and terms of financing for construction. All industry segments are influenced by global economic factors of supply and demand. In addition, the costs of wood and recycled fiber, basic raw materials for the company's three segments, are sensitive to various supply and demand factors including environmental issues.

Results of Operations 1999 vs. 1998

Consolidated net sales increased 10.2% and operating earnings increased 109.4% in 1999 compared to 1998. Improved performances from all three segments contributed to the increase over the prior year. Also contributing to the improvement in earnings was a change in estimate for the depreciable lives of property, plant and equipment. The change was based on a study performed by the company's engineering department, comparisons to typical industry practices and the effect of the company's extensive capital investments which have resulted in a mix of assets with longer productive lives due to technological advances. The change in estimate increased 1999 operating earnings by $82.4 million and net income by $51.9 million, or $0.46 per diluted share.

White paper struggled in the early part of 1999 as markets continued to be depressed from the Asian turmoil of 1998. However, by the third quarter markets were rebounding and the upswing continued into the fourth quarter. Net sales increased 7.1% and operating earnings were up 102.8% (40.3% before the effect of the depreciation change) when compared to the prior year. The improvement was due to increased unit shipments which offset average sales price declines. Forms shipments increased 11.2% as a result of increasing our market share. Cut sheet volumes improved 20.0% primarily due to our continued focus on sales to office superstores. Additionally, 1999 included a full year of operation from our Brownsville, Tennessee, cut sheet plant, which came on line in February 1998, and a new cut sheet plant in Washington Court House, Ohio, which came on line in November 1999. Hardwood market pulp unit shipments increased 15.9% as the company was able to take advantage of pulp markets in 1999.

While unit shipments were strong in 1999, average sales prices remained below 1998 levels. Continuous forms average sales prices declined 2.3%; cut sheets 4.8% and fine paper, 1.1%. The only product line to exceed 1998 levels was hardwood market pulp, which increased 18.1%. While prices were down year-over-year, third and fourth quarter trends were positive. As a result, 1999 fourth quarter average sales prices were above 1998 yearly averages. Raw material costs slightly reduced operating margins during the period as chip costs increased 1.5% over 1998. The gross profit margin for white paper increased to 15.5% in 1999 from 10.9% in 1998.

Brown paper sales and earnings were solid throughout 1999, as we once again out-performed the industry in percentage of volume growth for the year. Net sales increased 6.5% and earnings increased 35.2% (21.0% before the effects of the depreciation change) compared to 1998. Unit shipments for corrugated containers improved 4.3% and grocery bags increased 5.1% over 1998 levels. The increased volume in corrugated containers resulted from additional converting capacity from capital improvements and strong demand from our expanding customer base. Bag unit shipments increased for the first time since 1994 due to the continued growth of the handle bag, which is recapturing market share from plastics. Average sales prices increased for all product lines in 1999; corrugated containers were up 2.9% and grocery bags were up 1.4% over the prior year.

Raw material costs reduced brown paper earnings as old corrugated container (OCC) prices increased 6.3% from 1998 levels. The gross profit margin for brown paper was 22.3% in 1999 compared to 19.1% in 1998.

Building materials posted a strong year in 1999 as net sales improved 16.9% and operating earnings increased 215.0% (187.5% before the effect of the depreciation change) compared to 1998. Average sales prices were up in every product line in 1999 except for our international products. Oriented strand board (OSB) showed the greatest improvement as average sales prices increased 30.1% over 1998. Other product lines showed increases of 17.4% for plywood, 16.3% for lumber, 2.6% for particleboard and 4.1% for domestic medium density fiberboard (MDF). The only decline in sales price realizations came from our international MDF line, which experienced a decline of 17.2%.



Operating Earnings
millions of dollars
Brown Paper
White Paper
Building Materials
400
320
240
160
80
95
96
97
98
99

Unit shipments increased in 1999 as demand remained strong. Plywood improved 11.4% and OSB increased 7.4%. The increased plywood volume partially resulted from a full year of production at the Zwolle, Louisiana, plant which closed for six months in 1998 due to fire damage. Lumber shipments were strong as well, improving 8.6% over 1998 levels. Volume increases were the result of a strong U.S. housing market through late fall and a full year of operation at our new small-log sawmill in Taylor, Louisiana. The company's composite panel markets also saw growth in 1999, as particleboard increased 12.0% and MDF increased 6.2%. These improvements were the result of the acquisition of an MDF plant in Morcenx, France in March 1998 and a particleboard plant in Linxe, France in June 1999. As a result of the favorable price and volume changes, the gross profit margin for building materials increased significantly to 21.3% in 1999 from 10.8% in 1998.

Selling and administrative expenses increased $13.9 million or 5.5% in 1999 due to the continued expansion of company operations. Selling and administrative expenses as a percentage of sales decreased to 6.5% in 1999 from 6.8% in 1998.

Other income (expense) of $11.7 million was primarily related to the reserve set up to approximate potential non-tax deductible penalties from a federal Clean Air Act assessment.

Interest expense decreased $6.7 million or 5.1% in 1999 to $125.3 million. The reduction occurred despite a decrease in capitalized interest to $4.0 million from $13.6 million in 1998. Interest expense declined as a result of reducing total debt in 1999 by $231.8 million. The company's effective interest rate increased to 7.16% from 7.06% in the prior year.

Results of Operations 1998 vs. 1997

Consolidated net sales improved 5.7% and operating earnings increased 16.2% in 1998 compared to 1997. A strong performance from the brown paper segment and increases in unit shipments for many product lines contributed to the results.

White paper net sales improved 3.6% over the prior year as increases in unit shipments more than offset decreases in average sales prices. While sales were up compared to 1997, operating earnings declined [illegible] in 1998, primarily as a result of pricing pressures on [illegible] pulp and fine paper. Average sales prices for cut sheet and continuous forms showed slight increases over the prior year, while hardwood market pulp and fine paper declined 9.0% and [illegible], respectively, from 1997. The price decline resulted [illegible] in Asian economies. [illegible] paper results were increased [illegible] for the new paper machine [illegible]

White paper [illegible] 1998 as cut sheets increased [illegible] 5.5%. The [illegible] Brownsville [illegible] February [illegible] fine paper [illegible] improve [illegible]

[illegible]

While prices declined for most product lines, strong housing starts and low interest rates helped fuel unit ship[illegible] increases for most product lines in 1998. Lumber was the primary benefactor as unit shipments improved 21.0% over the prior year. In addition, the start-up of our new small-lo[illegible] sawmill in Taylor, Louisiana, in August 1998 and other ca[illegible] project completions helped increase unit shipments. Oth[illegible] unit shipment improvements included particleboard of [illegible] and MDF of 15.7% over the prior year. MDF shipments increa[illegible] due to capital projects and the acquisition of a facility in Morcenx, France in March 1998. Decreased plywood ship[illegible] of 7.7% were the result of the closure of the Taylor, Lou[illegible] mill in July 1997, and downtime at our Zwolle, Louisian[illegible] due to a fire that halted production in April 1998.

Selling and administrative expenses increased [illegible] 1998 due to assimilation of acquisitions and expansions during the year. Selling and administrative expense a[illegible] centage of sales, however, declined to 6.[illegible] to 7.0% for 1997.

Interest expense [illegible] $117.0 million in [illegible] interest rate [illegible] crease in [illegible] million in [illegible] ised interest [illegible] 1997, result[illegible] in June 199[illegible]

Liquidity & C[illegible]

Willamette [illegible]

[illegible]

Capital Expenditures
millions of dollars


600
500
400
300
200
100
89 90 91 92 93 94 95 96 97 98 99

Major capital projects underway at December 31, 1999 include:

- *Construction and installation of a new recovery boiler and steam turbine generator at the Albany, Oregon, paper mill.*
- *Construction of a new corrugated box plant in Phoenix, Arizona.*
- *Relocation of the Elk Grove, Illinois corrugated facility.*
- *Installation of a steam turbine generator at Kentucky Mills.*
- *Upgrade of the #5 paper machine at Johnsonburg, Pennsylvania.*
- *Construction of a new particleboard plant near Bennettsville, South Carolina.*
- *Construction of a new small-log sawmill near Chester, South Carolina.*
- *Capacity increase at our particleboard plant in Linxe, France.*

The cost of all major projects in progress at December 31, 1999 is estimated to be approximately $422.9 million, of which $179.4 million has already been spent. These projects will be funded with internally generated cash flows and external borrowings if needed.

In December 1998, the company sold 117,000 acres of southwest Washington timberland for $234.0 million. The company acquired the land in 1996 as part of the purchase of Cavenham Forest Industries. The forestlands were sold as they were not critical to the long-term fiber supply needs of the company's operations. Proceeds of the sale were used to pay down debt during 1998.

In June 1998, the company initiated a medium-term note program and issued $100.2 million of notes as of December 31, 1998. The medium-term notes carry interest rates ranging from 6.45% to 6.60% and maturities from 11 to 15 years. In addition, in January 1998, the company issued $200.0 million in debentures - $100.0 million at 6.45% due 2005 and $100.0 million at 7.00% due 2018. Proceeds from both issuances were used to replace notes maturing in 1998 and reduce other bank borrowing.

The total debt-to-capital ratio declined to 42.8% at December 31, 1999 from 48.3% at December 31, 1998, representing a debt reduction of $231.8 million. The company believes it has the resources available to meet its long-term liquidity requirements. Resources include internally generated funds and borrowing agreements.

Total Debt-to-Capital Ratio
percentage


60
40
20
89 90 91 92 93 94 95 96 97 98 99

In 1998, the company's board of directors authorized the repurchase of $25.0 million of the company's common stock. The company repurchased 470,900 shares for $13.0 million during the third and fourth quarters of 1998.

On April 20, 1999, the company's board of directors voted to raise the quarterly cash dividend from $0.16 to $0.18 per share, which was a 12.5% increase; however, there is no assurance as to future dividends as they depend on earnings, capital requirements and financial condition.

Other Matters

The company believes it is in substantial compliance with federal, state and local laws regarding environmental quality.

In early 1998, the U.S. Environmental Protection Agency (EPA) released the final rules regarding air and water quality known as the "cluster rules." Compliance with the cluster rules is required by 2001, however, certain exceptions to the rules extend the time period for specific compliance requirements up to eight years from adoption. The company, through previously completed and future projects, has made significant progress toward upgrading our mills and plans to have all mills in compliance with the cluster rules by the required deadlines.

The company's other operations are faced with increasingly stringent environmental regulations. In the fourth quarter of 1997, the company received a series of requests for information from the EPA under Section 114 of the Clean Air Act (the Act) with respect to the company's building materials operations. The requests have focused on compliance with regulations under the Prevention of Significant Deterioration (PSD) Program under the Act. On May 7, 1998, the EPA issued a Notice of Violation (NOV) alleging violations of the Act and related state regulations, and on December 11, 1998, issued a second NOV supplementing and clarifying the first NOV. The company has responded to the allegations and has had many meetings and extensive correspondence with the EPA and the U.S Department of Justice to negotiate a resolution of the issues raised by the NOVs. Settlements by other companies in the wood products industry that have received NOVs under the Act have involved the payment of substantial penalties and agreements to install emission control equipment and undertake supplemental environmental projects. The company has established a $10.0 million reserve as an estimate of the potential non-tax deductible penalties resulting from these proceedings.

In November 1998, the company received from the EPA a request for information under Section 114 of the Act requesting information with respect to the company's Johnsonburg, Pennsylvania, pulp and paper mill. This request also focused on compliance with PSD regulations. Subsequently, on April 19, 1999, the company received an NOV relating to its Johnsonburg mill. The NOV asserts violations of the Act relating to two alleged major modifications to the plant, allegedly without proper PSD permits and without complying with applicable PSD requirements. The company is reviewing the allegations contained in this NOV and has been meeting with federal and state officials to discuss the issues raised by the NOV. In August 1999, the company received another Section 114 information request from the EPA relating to the company's paper mill in Campti, Louisiana. Also, in November 1999, the company received Section 114 information requirements from the EPA relating to the company's paper mill in Hawesville, Kentucky.

Based upon either enacted or proposed regulations, the company estimates that over the next five years, additional capital expenditures to comply with environmental regulations will not exceed $100.0 million. Although future environmental capital expenditures cannot be predicted with any certainty because of continuing changes in laws, the company believes that compliance with such environmental regulations will not have a material adverse effect upon the company's financial position.

In 1996, the company began addressing the possible effects of the Y2K issue on its information, financial and manufacturing systems. These efforts included inventory assessment, modification and testing of these key systems.

Modification, testing and implementation of all critical systems was completed early in the fourth quarter of 1999. With the passing of January 1, 2000, the company has experienced no significant Y2K problems. As of December 31, 1999, the company had spent $8.3 million on Y2K compliance. These costs were expensed as incurred. No further significant expenditures are expected.

Over the years, inflation has resulted in replacement costs higher than those originally needed to purchase existing plant and equipment. Advances in technology and environmental concerns also contribute to higher costs. Productivity gains because of technological improvements may partially offset these increased costs. Our use of LIFO to value inventories allows us to include these inflationary costs in the cost of sales.

Forward-looking Statements

Statements contained in this report that are not historical in nature, including without limitation the discussion of forecasted sales and production volumes, the impact of environmental regulations, the impact of Y2K compliance and the adequacy of the company's liquidity resources, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Such risks and uncertainties with respect to the company include the effect of general economic conditions; the level of new housing starts and remodeling activity; the availability and terms of financing for construction; competitive factors, including pricing pressures; the cost and availability of wood fiber; the effect of natural disasters on the company's timberlands; construction delays; risk of nonperformance by third parties; and the impact of environmental regulations and the construction and other costs associated with complying with such regulations. In view of these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements. The [illegible] any obligation to publicly announce the [illegible] to any forward-looking statements [illegible] reflect future events or developments.

Independent Auditors' Report

The Board of Directors and Stockholders
Willamette Industries, Inc.:

KPMG LLP

KPMG LLP
Portland, Oregon
February [illegible]

Index to Financial Statements

CONSOLIDATED Balance Sheets

(dollar amounts, except per share amounts, in thousands)

DECEMBER 31,	1999	1998
Assets		
Current assets:		
Cash	$ 25,557	[illegible]
Accounts receivable, less allowance for doubtful accounts of $3,222 (1998—$4,300)	382,763	[illegible]
Inventories (note 3)	445,110	[illegible]
Prepaid expenses and timber deposits	36,160	[illegible]
Total current assets	889,590	[illegible]
Timber, timberlands and related facilities, net (note 9)	1,057,529	[illegible]
Property, plant and equipment, net (note 4)	2,751,210	[illegible]
Other assets	99,532	[illegible]
	$4,797,861	[illegible]
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments on long-term debt (note 5)	$ 3,256	[illegible]
Notes payable (note 5)	13,617	[illegible]
Accounts payable, includes book overdrafts of [illegible] (1998—$55,080)	212,222	[illegible]
Accrued payroll and related expenses	77,043	[illegible]
Accrued interest	38,525	[illegible]
Other accrued expenses	65,256	[illegible]
Accrued income taxes (note 6)	22,208	[illegible]
Total current liabilities	432,119	[illegible]
[illegible]	491,374	[illegible]
Other liabilities	41,813	[illegible]
[illegible]	1,628,843	[illegible]
[illegible]		
[illegible]	55,794	[illegible]
[illegible]	303,626	[illegible]
[illegible]	1,844,292	[illegible]
[illegible]	2,203,712	[illegible]
	$4,797,861	[illegible]

CONSOLIDATED STATEMENTS *of* Earnings (dollar and share amounts, except per share amounts, in thousands)

FOR THE YEARS ENDED DECEMBER 31,	1999	1998	1997
Net sales	$ 4,077,969	3,700,282	3,501,376
Cost of sales	3,261,302	3,185,028	3,029,892
Gross profit	816,667	515,254	471,484
Selling and administrative expense	266,398	252,510	245,319
Operating earnings	550,269	262,744	226,165
Other income (expense)	(11,710)	2,029	2,088
	538,559	264,773	228,253
Interest expense	125,284	131,990	116,990
Earnings before provision for income taxes	413,275	132,783	111,263
Provision for income taxes (note 6)	152,800	43,800	38,300
Net earnings	$ 260,475	88,983	72,963
Earnings per share — basic	$ 2.34	0.80	0.66
Earnings per share — diluted	$ 2.33	0.80	0.65
Weighted average shares outstanding — basic	111,375	111,302	110,975
Weighted average shares outstanding — diluted	112,001	111,747	111,550

Per share earnings, both basic and diluted, are based on the weighted average number of shares outstanding.

Diluted weighted average shares outstanding are calculated using the treasury stock method and assume all stock options are exercised. See note 8.

See accompanying notes to consolidated financial statements.

SELECTED QUARTERLY Financial Data (dollar amounts, except per share amounts, in thousands)

(UNAUDITED)

				[illegible]	
		Net Sales	Gross Profit	Amount	Per Share (diluted)
1999	1st Quarter	$ 923,453	145,158	31,594	.28
	2nd Quarter	1,007,369	198,961	63,314	.57
	3rd Quarter	1,087,899	242,919	81,958	.73
	4th Quarter	1,059,248	229,629	83,609	.75
	Total	$ 4,077,969	816,667	260,475	2.33
1998	1st Quarter	$ 900,075	124,252	22,081	.20
	2nd Quarter	946,390	128,947	24,014	.21
	3rd Quarter	956,794	151,308	35,735	.32
	4th Quarter	897,023	110,747	7,153	.07
	Total	$ 3,700,282	515,254	88,983	.80
1997	1st Quarter	$ 855,192	109,296	13,317	.12
	2nd Quarter	879,348	118,815	17,750	.16
	3rd Quarter	888,795	122,668	20,697	.18
	4th Quarter	878,041	120,705	21,199	.19
	Total	$ 3,501,376	471,484	72,963	.65

CONSOLIDATED STATEMENTS *of* Stockholders' Equity (dollar amounts, except per share amounts, in thousands)

FOR THE YEARS ENDED DECEMBER 31,	1999	1998
Common Stock:		
Balance at beginning of year	$ 55,490	55,675
2-for-1 stock split	—	—
Shares issued for options exercised	304	50
Stock repurchased and canceled	—	(23[illegible])
Balance at end of year	$ 55,794	[illegible]
Capital Surplus:		
Balance at beginning of year	$ 285,140	[illegible]
2-for-1 stock split	—	[illegible]
Shares issued for options exercised	18,486	[illegible]
Stock repurchased and canceled	—	[illegible]
Balance at end of year	$ 303,626	[illegible]
Retained Earnings:		
Balance [illegible]	$ 1,661,801	[illegible]
Net [illegible]	260,475	[illegible]
[illegible] common stock ($.70, $.64, and [illegible] and 1997, respectively)	(77,984)	[illegible]
[illegible]	$ 1,844,292	[illegible]

[illegible] statements

CONSOLIDATED STATEMENTS *of* Cash Flows

(dollar amounts, except per share amounts, in thousands)

FOR THE YEARS ENDED DECEMBER 31,	1999	1998	1997
Cash Flows from Operating Activities:			
Net earnings	$ 260,475	88,983	72,963
Adjustments to reconcile net earning to net cash from operating activities:			
Depreciation	240,374	296,466	268,030
Cost of fee timber harvested	46,197	54,376	52,649
Other amortization	17,148	20,299	18,270
Increase in deferred income taxes	86,938	7,683	28,650
Changes in working capital items:			
Accounts receivable	(69,760)	4,167	(34,293)
Inventories	(31,015)	(14,623)	(28,646)
Prepaid expenses and timber deposits	23,224	(7,778)	1,463
Accounts payable and accrued expenses	23,159	(26,381)	23,568
Accrued income taxes	6,126	12,250	(13,276)
Net cash from operating activities	602,866	435,442	389,378
Cash Flows from Investing Activities:			
Proceeds from sale of assets	5,965	237,422	162,711
Expenditures for property, plant and equipment	(267,856)	(417,772)	(506,348)
Expenditures for timber and timberlands	(8,026)	(8,767)	(7,782)
Expenditures for roads and reforestation	(14,364)	(15,300)	(13,778)
Other	(33,329)	(9,582)	9,624
Net cash from investing activities	(317,610)	(213,999)	(335,573)
Cash Flows from Financing Activities:			
Net change in operating lines of credit	(33,635)	(27,630)	23,985
Debt borrowing	27,770	591	175,415
Proceeds from sale of common stock	18,725	3,117	16,109
Repurchased common stock	—	(12,979)	—
Cash dividends paid	(77,984)	(71,227)	(71,005)
Payment on debt	(225,934)	(109,556)	(172,931)
Net cash from financing activities	(291,058)	(217,684)	(28,427)
Net change in cash	(5,802)	3,759	5,378
Cash at beginning of year	31,359	27,608	22,222
Cash at end of year	$ 25,557	31,359	27,600
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 126,292	[illegible]	116,987
Income taxes	$ 52,916	24,369	[illegible]

See accompanying notes to consolidated financial statements.

Notes to CONSOLIDATED FINANCIAL STATEMENTS December 31 1999, 1998 and 1997 (dollar amounts, except per share amounts, in thousands)

NOTE 1 Nature of Operations

Willamette Industries, Inc. is a diversified, integrated forest products company with 103 manufacturing facilities in 24 states, France, Ireland and Mexico. The company's principal lines of business are white paper, brown paper and building materials. The company produces hardwood market pulp, fine paper, specialty printing papers, business forms, cut sheets kraft linerboard, corrugating medium, bag paper, corrugated containers, paper bags, inks, lumber, plywood, particleboard, MDF, OSB, laminated beams, LVL, I-joists and other value-added wood products. Based on 1999 sales, the company's business is comprised of 28% white paper, 36% brown paper and 36% building materials. The company sells approximately 91% of its products in the United States; its primary foreign markets are Asia and Europe.

NOTE 2 Summary of Significant Accounting Policies

A **Principles of Consolidation** The consolidated financial statements include the accounts of all majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated upon consolidation.

B **Inventories** Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for all major classes of inventory. All other inventories are valued at average cost.

C **Property, Plant and Equipment** Property, plant and equipment [illegible] for new facilities [illegible] lives [illegible] minor [illegible] are [illegible] are [illegible] loss [illegible] ation [illegible] useful [illegible]

D [illegible]

[illegible]

G **Business Segments** The company's various product lines have been aggregated into three segments—white paper, brown paper and building materials—based on the similar nature of the products, the economic conditions affecting those products and the management and reporting of those products within the company. Information with respect to the segments is included in the Supplementary Business Segment Information on page 20.

H **Use of Estimates** Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amount of assets, liabilities and contingencies at the date of the financial statements and the amounts of revenues and expenses during the period. Actual results could differ from those estimates.

I **Reclassifications** Certain reclassifications have been made to prior years' data to conform with the 1999 presentation.

NOTE 3 Inventories

The major components of inventories are as follows:

DECEMBER 31,	1999
Finished product	$ 139,385
Work in progress	7,722
Raw material	198,866
Supplies	99,137
	$ 445,110
Valued at:	
LIFO cost	$ 288,161
Average cost	156,949

If current cost rather than [illegible] company, inventories would [illegible] $49,648 higher [illegible]

NOTE 4 Property [illegible]

Property, plant [illegible] follows:

	19[illegible]
Land	$ 41,9[illegible]
Buildings	388,0[illegible]
Machinery & equipment	4,560,[illegible]
Furniture & fixtures	92,[illegible]
Leasehold improvements	6,[illegible]
Construction in progress	[illegible]
	[illegible]
Accumulated depreciation	[illegible]
	$ 2,[illegible]

NOTE 5 Long-term Debt

Long-term debt consists of the following:

DECEMBER 31,	1999	1998
Notes payable to public:		
9.625%, due in 2000	$ 150,000	150,000
7.75%, due in 2002	100,000	100,000
9.125%, due in 2003	50,000	50,000
6.45%, due in 2005	100,000	100,000
7.00%, due in 2018	100,000	100,000
9.00%, due in 2021	150,000	150,000
7.35%, due in 2026	200,000	200,000
7.85%, due in 2026	200,000	200,000
Medium-term notes, with interest rates ranging from 6.45% to 7.20%, due in varying amounts through 2013	205,700	205,700
Bank loans, with interest rates averaging 6.20% and 5.52%, due in varying amounts through 2006	250,625	445,000
Revenue bonds, with interest rates averaging 5.04% and 4.59%, due in varying amounts through 2026	113,440	113,800
Other long-term debt, with interest rates averaging 8.62% and 7.43%, due in varying amounts through 2006	12,334	8,850
	1,632,099	1,823,350
Less: Current installments	3,256	2,267
	$ 1,628,843	1,821,083

Principal payment requirements on the above debt for the four years subsequent to 2000 are: 2001, $ 230,088; 2002, $117,503; 2003, $69,852; 2004, $10,458.

The company has a revolving loan with a group of banks that provides for borrowings up to $450,000 in principal amount and provides backup for a master note program. At December 31, 1999, the outstanding balance covered under the revolving loan was $225,000. At December 31, 1999, $150,000 of notes payable due in 2000 were classified as long-term debt as the company plans to refinance the notes in 2000.

The company utilized short-term borrowings with a number of banks at various times during 1999 and 1998 of which $13,617 was outstanding at December 31, 1999. The weighted average interest rate on short-term borrowings at December 31, 1999 and 1998 was 5.65% and 5.46%, respectively. Interest is based upon prevailing short-term rates in effect at the time of the transaction.

The fair value of the company's long-term debt is estimated to be approximately $1,606,000, based on the quoted market prices for the same or similar issues or on the current rates offered to the company for debt with the same remaining maturities.

NOTE 6 Income Taxes

The provision for income taxes includes the following:

	1999	1998	1997
Payable (receivable) from taxable earnings	$ 85,563	26,018	(4,350)
Payable (receivable) due to AMT	(19,700)	10,100	14,000
Currently payable	65,863	36,118	9,650
Deferred taxes due to temporary differences for:			
Accelerated depreciation	81,667	26,974	23,395
Other	5,270	(19,292)	5,255
Total deferred	86,937	7,682	28,650
Total provision	$ 152,800	43,800	38,300
Federal income taxes	$ 135,343	36,664	31,600
Other income taxes	17,457	7,136	6,700
	$ 152,800	43,800	38,300

The company's deferred income tax liability is mainly due to depreciation. Differences between the effective tax rate and the federal statutory rate are shown in the following table as a percentage of pretax income:

	1999	1998	1997
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of Federal tax effect	2.5%	2.3%	2.3%
Benefit from foreign taxes	(0.5%)	(3.6%)	(1.3%)
Estimated non-deductible EPA penalty	1.0%	—	—
Other	(1.0%)	(0.7%)	(1.6%)
	37.0%	33.0%	34.4%

The company's consolidated federal income tax returns through 1995 have been examined by the Internal Revenue Service and while final settlement has not been made, management believes that the company has provided for any deficiencies that ultimately might be assessed.

The Tax Reform Act of 1986 expanded the corporate alternative minimum tax (AMT). Under this Act, the company's tax liability is the greater of its regular tax or the AMT. To the extent that the company's AMT liability exceeds its regular tax liability, the AMT liability may be applied against future regular tax liabilities. At December 31, 1999, the company had $4,400 in AMT credits.

NOTE 7 Pension and Retirement Plans

Contributory Plans The company covers all salaried employees and some hourly employees under 401(k) plans. The amounts contributed by the company vary for the plans. Total plan expenses were $11,515; $11,221; and $10,903 in [illegible] and 1997, respectively.

Defined Benefit Plans The company contributes to [illegible] employer retirement plans at fixed payments per [illegible] certain hourly employees. Substantially all [illegible] the company are covered by non-[illegible] plans. Retirement benefits are [illegible] compensation prior to [illegible] 1999, 1998 and [illegible] $10,770, [illegible]

As advised by its actuaries, the company makes contributions to provide for benefits attributed to past service, and for those benefits expected to be earned in the future.

Postretirement Benefit Plans The company has a contributory postretirement health plan primarily covering its salaried employees. Employees become eligible for these benefits if they meet minimum age and service requirements.

The following table sets forth reconciliations of the benefit obligation, plan assets, funded status and disclosure of assumptions utilized in the December 31 calculations:

	Defined Benefit Plans		*Postretirement Benefit Plans*	
	1999	1998	1999	1998
Change in Benefit Obligation:				
Benefit obligation—				
Beginning of year	$ 386,108	342,065	37,348	34,277
Service cost	17,431	15,401	1,203	1,182
Interest cost	27,748	24,585	2,426	2,428
Amendments	17,186	1,671	—	—
Other	(821)	274	783	680
Actuarial (gain) loss	(24,965)	15,448	(2,078)	3,072
Benefits paid	(16,057)	(13,336)	(4,275)	(4,291)
Benefit obligation—				
End of year	$ 406,630	386,108	35,407	37,348
Change in Assets:				
Fair value of assets—				
Beginning of year	$ 528,456	[illegible]	—	—
Actual return on				
plan assets	77,218	[illegible]	—	—
Employer contribution	4,819	[illegible]	3,381	3,611
Other	(1,194)	[illegible]	894	[illegible]
Benefits paid	(16,057)	[illegible]	(4,275)	[illegible]
Fair value of assets—				
End of year	$ 593,242	[illegible]	—	—
Reconciliation of Funded Status:				
Funded status	$ 186,612	[illegible]	(35,407)	[illegible]
Unrecognized actuarial				
(gain) loss	(211,453)	[illegible]	6,127	8,516
Unrecognized prior				
service cost	26,201	[illegible]	251	[illegible]
Unrecognized [illegible]	[illegible]	[illegible]	—	[illegible]
Prepaid (accrued) [illegible]				
benefit cost	[illegible]	[illegible]	(29,029)	[illegible]
Assumptions [illegible]				
Discount [illegible]	[illegible]	[illegible]	7.50%	[illegible]
[illegible]	[illegible]	[illegible]		
[illegible]	9.00%	[illegible]	—	[illegible]
[illegible]				
[illegible]	5.00%	[illegible]	—	[illegible]
[illegible]	—	[illegible]	8.00%	[illegible]

decrease the PBO by $3,141 and decrease the service and [illegible] cost by $306. Various pension plans have benefit obligations [illegible] excess of plan assets. The following table sets forth the unfunded [illegible] status of those plans:

	Defined Bene[illegible]	
	1999	[illegible]
Benefit obligation	$ 22,381	[illegible]
Plan assets (fair value)	$ 21,718	[illegible]

The components of net periodic benefit cost are as foll[illegible]

	Defined Benefit Plans		*Postretirement [illegible]*	
	1999	1998	1999	[illegible]
Service cost	$ 17,431	15,401	1,203	[illegible]
Interest cost	27,748	24,585	2,426	[illegible]
Expected return on				
plan assets	(40,754)	[illegible]	—	[illegible]
Amortization of prior				
service cost	3,194	[illegible]	31	[illegible]
Amortization of net				
transition obligation	(566)	[illegible]	—	[illegible]
Recognized actuarial				
(gain) loss	(3,901)	[illegible]	199	[illegible]
Net periodic benefit cost	$ 3,152	[illegible]	3,859	[illegible]

NOTE 8 Stockholders' [illegible]

The company's 1995 [illegible] (the Plan) provides fo[illegible] stock appreciation rig[illegible] to directors and key e[illegible] prices not less than th[illegible] date of grant. Options [illegible] year in 33⅓% increm[illegible] date of grant. The [illegible] distribution under th[illegible] for stock-based com[illegible] Board Opinion #25 [illegible]

A summary of sto[illegible]

Outstanding December [illegible]	[illegible]
Granted	[illegible]
Exercised	[illegible]
Canceled or surrend[illegible]	[illegible]
Outstanding Decemb[illegible]	[illegible]
Granted	[illegible]
Exercised	[illegible]
Canceled or surrend[illegible]	[illegible]
Outstanding December 31, 1998	[illegible]
Granted	[illegible]
Exercised	[illegible]
Canceled or surrendered	[illegible]
Outstanding December 31, 1999	[illegible]
Shares exercisable	[illegible]

Restricted [illegible] no cost [illegible] performance [illegible] annual [illegible]

The company has a shareholder rights plan providing for the distribution of rights to shareholders ten days after a person or group becomes the owner of 20% or more of the company's common stock or makes a tender or exchange offer which would result in the ownership of 30% or more of the common stock. Once the rights are distributed, each right becomes exercisable to purchase, for $280, 1/100th of a share of a new series of company preferred stock, which 1/100th share is intended to equal four common shares in market value. Each right is exercisable to purchase, for $280, common shares with a market value of $560. The rights will expire in February 2000.

The board of directors has approved a new shareholder rights plan that will extend the benefits of the existing plan. The new plan lowers the percentage of the company's common stock that a person can own and the threshold for a tender or exchange offer that would trigger the plan to 15%. The new stock purchase rights will have an exercise price of $200.

In September 1998, the board of directors authorized the repurchase of up to $25,000 of the company's common stock. The company repurchased 470,900 shares of common stock for $13,000 in the third and fourth quarters of 1998.

NOTE 9 Dispositions

In December 1998, the company sold 117,000 acres of timberland in southwestern Washington for $234,000. The timberland was acquired in 1996 as part of the Cavenham acquisition. The timberland was sold as it was not critical to the long-term supply needs of the company's Northwest operations. Proceeds of the sale were used to pay down existing debt.

NOTE 10 Contingencies

The company has established a $10,000 reserve as an estimate of non-tax deductible penalties resulting from a federal Clean Air Act assessment of the building materials operations.

There are various other lawsuits, claims and environmental matters pending against the company. While any proceeding or litigation has an element of uncertainty, management believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on the company's financial condition or operations.

Manufacturing Facilities
December 31, 1999 · 103 facilities

Plywood Production
billions of square feet – 3/8"



2.5
2.0
1.5
1.0
0.5
89 90 91 92 93 94 95 96 97 98 99

Lumber Production
millions of board feet



1000
800
400

Particleboard Production
millions of square feet – 3/4"



MDF Production
millions of square feet – 3/4"



Building Materials

		2000 FORECAST	1999 PRODUCTION
Plywood		*M Square Ft. (3/8" Basis)*	
9 plants	Chester, SC	246,000	[illegible]
	Dallas, OR	156,000	[illegible]
	Dodson, LA	227,000	[illegible]
	Emerson, AR	241,000	[illegible]
	Foster, OR	148,000	[illegible]
	Moncure, NC	115,000	[illegible]
	Ruston, LA	148,000	[illegible]
	Springfield, OR	122,000	[illegible]
	Zwolle, LA	238,000	[illegible]
	Total Plywood	1,641,000	[illegible]
Oriented Strand Board *1 plant*	Arcadia, LA	307,000	[illegible]
	Total Structural Panels	1,948,000	[illegible]
Lumber		*M Board Ft.*	
9 mills	Chester, SC[1]	24,000	[illegible]
	Coburg, OR	180,000	[illegible]
	Dallas, OR	[illegible]	[illegible]
	Dodson, LA	[illegible]	[illegible]
	Lebanon, OR (2 mills)	[illegible]	[illegible]
	Taylor, LA	[illegible]	[illegible]
	Warrenton, OR	[illegible]	[illegible]
	Zwolle, LA	[illegible]	[illegible]
	Total Lumber	[illegible]	[illegible]
Particleboard			
5 plants	[illegible]	[illegible]	[illegible]
Medium Density Fiberboard			
5 plants	[illegible]	[illegible]	[illegible]
Engineered Wood			
7 plants	[illegible]	[illegible]	[illegible]
Other Divisions	[illegible]	[illegible]	[illegible]

Brown Paper

		2000 FORECAST	1999 PRODUCTION
Brown Paper		*Tons*	
4 mills	Albany, OR	567,000	
	Campti, LA	936,000	
	Hawesville, KY	176,000	
	Oxnard, CA	202,000	
	Total Brown Paper	1,881,000	1,839,000
Corrugated Container and Sheets		*M Square Ft.*	
36 plants	Aurora, IL	1,201,000	
	Beaverton, OR	860,000	
	Bellevue, WA	704,000	
	Bellmawr, NJ	718,000	
	Bowling Green, KY	933,000	
	Cerritos, CA	866,000	
	Compton, CA	825,000	
	Dallas, TX	1,042,000	
	Delaware, OH	666,000	
	Elk Grove, IL	542,000	
	Fort Smith, AR	1,020,000	
	Fridley, MN	1,032,000	
	Golden, CO	743,000	
	Griffin, GA	1,107,000	
	Huntsville, AL	987,000	
	Indianapolis, IN	781,000	
	Kansas City, KS	869,000	
	Lincoln, IL	506,000	
	Louisville, KY	608,000	
	Lumberton, NC	881,000	
	Maryland Heights, MO	740,000	
	Matthews, NC	385,000	
	Memphis, TN	40,000	
	Mexico City, Mexico	434,000	
	Moses Lake, WA	769,000	
	Newton, NC	593,000	
	Phoenix, AZ[2]	265,000	
	Plant City, FL	834,000	
	Portland, OR	256,000	
	Sacramento, CA	826,000	
	San Leandro, CA	1,186,000	
	Sanger, CA	942,000	
	Sealy, TX	840,000	
	St. Paul, MN	634,000	
	[illegible], OR	43,000	
	[illegible] Memphis, AR	860,000	
	Total Corrugated Containers	26,538,000	25,700,[illegible]
Kraft Bags and Sacks		*Tons*	
4 plants	[illegible], OR	36,000	
	[illegible] Park, CA	38,000	
	Dallas, TX	22,000	
	Kansas City, MO	20,000	
	Total Kraft Bags and Sacks	116,000	
Preprinted Linerboard		*M Square Ft.*	
2 plants	Richwood, KY	526,000	
	Tigard, OR	857,000	
	Total Preprinted [illegible]	1,383,000	
Inks and Specialty Products		*Tons*	
2 plants	[illegible]	5,000	
	[illegible]	3,000	
	Total [illegible]	8,000	

Brown Paper Production
millions of tons



2.0
1.6
1.2
.8
.4
89 90 91 92 93 94 95 96 97 98 99

Corrugated Production
billions of square feet



30
25
20
15
10
5
89 90 91 92 93 94 95 96 97 98 99

Bag & Sack Production
thousands of tons



White Paper

		2000 FORECAST	1999 PRODUCTION
Market Pulp and Fine Paper	Hawesville, KY	Tons	
5 mills	Market Pulp	136,000	
	Fine Paper	563,000	
	Johnsonburg, PA	408,000	
	Kingsport, TN	167,000	
	Marlboro, SC	322,000	
	Total Market Pulp and Fine Paper	1,596,000	1,593,000
Communication Papers	Cerritos, CA	59,000	
6 plants	Dallas, TX	43,000	
	Indianapolis, IN	61,000	
	Langhorne, PA	60,000	
	Rock Hill, SC	53,000	
	West Chicago, IL	66,000	
	Total Communication Papers	342,000	334,000
Cut Sheets and Other Converting			
6 plants	Brownsville, TN	122,000	
	DuBois, PA	159,000	
	Kingsport, TN	126,000	
	Owensboro, KY	203,000	
	Tatum, SC	108,000	
	Washington Court House, OH	69,000	
	Total Cut Sheets	787,000	697,000

White Paper Production
millions of tons


1.6
1.2
.8
.4
89 90 91 92 93 94 95 96 97 98 99

Forms Production
thousands of tons


400
300
200
100

Cut Sheet Production
thousands of tons


700
600
500
400
300
200
100

Geographic Locations


Legend

ELEVEN-YEAR **Selected Financial Data** (dollar amounts, except per share amounts, in thousands)

	1999
Net sales	$ 4,077,9[illegible]
Cost & expenses	
Depreciation, amortization and cost of fee timber harvested	$ 303,7[illegible]
Materials, labor and other operating expenses	2,957,5[illegible]
Gross profit	816,6[illegible]
Selling and administrative expenses	26[illegible]
Operating earnings	550,2[illegible]
Interest expense	125,2[illegible]
Other income (expense) [illegible]	(11,71[illegible]
Earnings [illegible]	413,2[illegible]
Provision [illegible]	152,8[illegible]
Earnings [illegible]	260,4[illegible]
Accounting [illegible]	
Net earnings [illegible]	260,4[illegible]
Cash divid[illegible]	77,9[illegible]
Earnings re[illegible]	182,4[illegible]
Capital exp[illegible]	290,2[illegible]
Financial Condition [illegible]	
Working cap[illegible]	$ 457,4[illegible]
Long-term [illegible]	1,628,8[illegible]
Stockholders' [illegible]	2,203,7[illegible]
Total assets [illegible]	4,797,8[illegible]
Common Stock [illegible]	
Number [illegible]	23,0[illegible]
[illegible]	111,5[illegible]
[illegible]	$ 2[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
Earnings [illegible]	[illegible]
[illegible]	19[illegible]
[illegible]	46[illegible]
[illegible]	1[illegible]
[illegible]	[illegible]
[illegible]	[illegible]

	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989
	3,700,282	3,501,376	3,425,173	3,873,575	3,007,949	2,622,237	2,372,396	2,004,501	1,904,853	1,891,824
	371,141	338,949	302,937	249,165	217,252	194,202	173,784	151,258	107,654	104,250
	2,813,887	2,690,943	2,495,345	2,528,570	2,239,185	1,997,246	1,833,919	1,563,939	1,421,241	1,338,692
	515,254	471,484	626,891	1,095,840	551,512	430,789	364,693	289,304	375,958	448,882
	252,510	245,319	231,862	201,784	184,699	174,413	167,094	145,329	136,624	114,029
	262,744	226,165	395,029	894,056	366,813	256,376	197,599	143,975	239,334	334,853
	131,990	116,990	92,804	71,050	71,513	63,290	66,422	63,263	29,899	28,836
	2,029	2,088	3,861	798	(6,377)	(3,918)	(1,725)	(7,103)	(764)	2,039
	132,783	111,263	306,086	823,804	288,923	189,168	129,452	73,609	208,671	308,056
	43,800	38,300	114,000	309,000	111,300	78,500	47,900	27,800	79,100	117,000
	88,983	72,963	192,086	514,804	177,623	110,668	81,552	45,809	129,571	191,056
	—	—	—	—	—	26,364	—	—	—	—
	88,983	72,963	192,086	514,804	177,623	137,032	81,552	45,809	129,571	191,056
	71,227	71,005	68,520	62,874	52,807	48,213	45,200	40,715	40,676	36,853
	17,756	1,958	123,566	451,930	124,816	88,819	36,352	5,094	88,895	154,203
	441,839	527,908	485,769	453,523	393,161	386,864	367,173	244,373	346,617	279,958
	366,846	308,093	289,134	359,258	138,528	157,576	157,822	147,194	156,677	181,297
	1,821,083	1,916,001	1,766,917	790,210	915,797	941,710	843,618	746,622	565,224	387,646
	2,002,431	1,994,480	1,976,281	1,846,890	1,387,865	1,257,870	1,164,828	994,460	987,439	981,042
	4,697,668	4,811,055	4,720,681	3,413,585	3,033,398	2,804,553	2,527,416	2,219,067	[illegible]	[illegible]
	22,000	20,000	20,000	19,000	17,000	14,000	11,500	10,500	[illegible]	[illegible]
	110,981	111,350	110,707	110,448	110,072	109,794	109,540	101,934	[illegible]	[illegible]
	0.80	0.65	1.73	4.65	1.62	1.01	0.76	0.45	[illegible]	[illegible]
	—	—	—	—	—	0.24	—	—	—	—
	0.80	0.65	1.73	4.65	1.62	1.25	0.76	0.45	[illegible]	[illegible]
	0.64	0.64	0.62	0.57	0.48	0.44	0.42	0.40	[illegible]	[illegible]
	18.04	17.91	17.85	16.72	12.61	11.46	10.64	9.76	[illegible]	[illegible]
	33.50	32.188	34.813	28.125	[illegible]	24.75	20.625	14.875	[illegible]	[illegible]
	4.5%	3.7%	[illegible]	[illegible]	[illegible]	9.5%	8.2%	4.6%	[illegible]	[illegible]
	2.4%	2.1%	[illegible]	[illegible]	5.9%	4.2%	3.4%	2.3%	[illegible]	[illegible]
	14,000	13,800	[illegible]	[illegible]	[illegible]	12,040	12,000	11,390	[illegible]	[illegible]
	734,068	717,693	[illegible]	[illegible]	[illegible]	551,172	507,469	451,776	[illegible]	[illegible]

Willamette Industries, Inc.

Board of Directors

WINSLOW H. BUXTON, St. Paul, MN (60)
Chairman, Chief Executive Officer of Pentair, Inc.

GERARD K. DRUMMOND, Portland, OR (62)
Of Counsel of Stoel Rives LLP — Retired

KENNETH W. HERGENHAN, Portland, OR (68)
Retired Partner of Miller Nash LLP

PAUL N. MCCRACKEN, Portland, OR (71)
Chairman and Chief Executive Officer of Tumac Lumber Co.

G. JOSEPH PRENDERGAST, Atlanta, GA (54)
President and Chief Operating Officer of Wachovia Corporation

STUART J. SHELK, JR., Prineville, OR (55)
Managing Director of Ochoco Management, Inc.

ROBERT M. SMELICK, San Francisco, CA (57)
Managing Principal of Sterling Payot Company

WILLIAM SWINDELLS, Portland, OR (69)
Chairman of the Board and
Retired Chief Executive Officer of the Company

MICHAEL G. THORNE, Portland, OR (59)
Executive Director, Port of Portland

[illegible]
Chairman and Chief [illegible]
of Standard [illegible]

Corporate Officers

[illegible]

Group Officers

CHARLES L. CARL (57)
Vice President — Paper Group

MARIO M. COLL, JR. (60)
Vice President — Paper Group

JOHN D. LEFORS (56)
Vice President — Building Materials Group

Division Officers

MICHAEL J. BACON (59)
Vice President — Communication Papers

BILL R. BLACK (58)
Vice President — Building Materials Engineering

PAUL G. BYRNE (60)
Vice President — Corrugated [illegible]

FRED R. KLING (58)
Vice President — Corrugated [illegible]

DOUGLAS C. LELAND [illegible]
Vice President — [illegible]

JEFFREY A. MURRAY [illegible]
Vice President — [illegible]

JAMES C. MYERS [illegible]
Vice President — [illegible]

D. WAYNE PARKER [illegible]
Vice President — [illegible]

[illegible]

WILLAMETTE INDUSTRIES INC

Filing Type:	**10-K**
Description:	**Annual Report**
Filing Date:	**Mar 22, 2000**
Period End:	**Dec 31, 1999**

Primary Exchange:	**New York Stock Exchange**
Ticker:	**WLL**

Table of Contents

To jump to a section, double-click on the section name.

10-K

EX-4.D

EX-12

EX-23

EX-27

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999 Commission file number 1-12545

WILLAMETTE INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

OREGON (State of incorporation)	93-0312940 (I.R.S. Employer Identification No.)
1300 S.W. FIFTH AVENUE, SUITE 3800 PORTLAND, OREGON (Address of principal executive offices)	97201 (Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (503) 227-5581

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common stock, $.50 par value	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes -X- No---

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

State the aggregate market value of the voting stock held by non-affiliates of the registrant.

$3,219,380,103 at February 29, 2000

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Class	Outstanding at February 29, 2000
Common Stock, $.50 par value	111,299,146 shares

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the registrant's definitive proxy statement for its 2000 annual meeting of shareholders are incorporated by reference into Part III hereof.

CROSS REFERENCE SHEET
Showing Location in Definitive Proxy Statement of Items Required
By Form 10-K

Item No Caption	Form 10-K Caption	Definitive Proxy Statement
Item 10	Directors and Executive Officers of the Registrant	Election of Directors Section 16(a) Beneficial Ownership Reporting Compliance
Item 11	Executive Compensation	Executive Compensation Compensation Committee Interlocks and Insider Participation Compensation of Directors Employment Agreements
Item 12	Security Ownership of Certain Beneficial Owners and Management	Holders of Common Stock
Item 13	Certain Relationships and Related Transactions	Compensation Committee Interlocks and Insider Participation

INDEX

Page

Part I

PART I

Item 1. Business

GENERAL

Willamette Industries, Inc. (the "company") was founded in 1906 as the Willamette Valley Lumber Co. in Dallas, Oregon. In 1967, Willamette Valley and several related firms merged to form Willamette Industries, Inc. Our stock has been publicly traded since 1968. Willamette is a diversified, integrated forest products company with 103 manufacturing facilities in 24 states, France, Ireland and Mexico.

We operate in a very competitive industry consisting of thousands of companies, some larger and more diversified, others much smaller, producing only one or two products. Very competitive conditions exist in every industry segment in which the company operates. The company competes in its markets primarily through price, quality and service. We feel our strengths are our vertical integration; our geographically diverse; modern, fiber-and energy-efficient facilities; our engineering and construction capabilities; our concentration on a focused, related range of products; our balance among building materials and white and brown paper products; our 58% sawlog self-sufficiency; and an organizational structure that encourages teamwork as well as individual initiative.

BUSINESS SEGMENT INFORMATION

The company operates in three business segments: white paper, brown paper and building materials. Sales and operating data for the three segments for the past five years are set forth in the five-year comparison captioned "Supplementary Business Segment Information" located on page 30. The company is not dependent on any one significant customer or group of customers. Approximately 91% of the company's total output is sold domestically.

WHITE PAPER

Market Pulp and Fine Paper

Four fine paper mills manufacture 11% of the nation's uncoated free sheet production. The company's pulp mills produce pulp primarily for consumption at our fine paper mills, but we also produce 5% of the nation's bleached hardwood market pulp which is sold to outside customers. Chips from nearby wood converting facilities serve as the primary fiber source for our white paper products.

Communication Papers and Cut Sheets

Six business forms plants manufacture 22% of the nation's production of continuous forms. Additionally, six cut sheet facilities make private brand and Willamette brand (Willcopy(R)) photocopy and cut sheet printer paper. Our cut sheets represent 14% of the nation's production. Business forms and cut sheets are marketed by our own sales force to a variety of consumers and distributors.

1

BROWN PAPER

Brown Paper

Four paper mills manufacture 5% of the nation's production of linerboard, corrugating medium and bag paper. Nearly all of the product is used by, or traded for, the needs of Willamette's box and bag manufacturing plants. In Louisiana and Oregon, our sawmills, plywood plants and timberlands can provide nearly all of our chip needs for our linerboard mills. Recycled fiber, in the form of old corrugated containers, provides 58% of our total fiber needs.

Corrugated Containers and Sheets

Thirty-six corrugated container and sheet plants manufacture 6% of the nation's corrugated box production. Products range from colorful store displays to eye-catching preprinted boxes; from sturdy wax-coated shipping containers to the plain brown box. Corrugated containers are marketed by our own sales force to a variety of industrial and agricultural customers.

Bags

Four bag plants make 13% of the nation's paper bags, marketed by our sales force to grocery, department, drug and hardware stores in the West, Midwest and South.

BUILDING MATERIALS

Lumber

Nine sawmills manufacture 2% of the nation's lumber production. Lumber products are marketed through independent wholesalers and distributors throughout the U.S.

Structural Panels
Plywood panels manufactured at nine plants and oriented strand board (OSB) manufactured at one plant account for 9% and 3%, respectively, of the nation's production. Both products are marketed nationwide through independent wholesalers and distributors.

Composite Panels
Four particleboard plants manufacture 13% of the nation's particleboard. In addition, the company has a particleboard plant in France that produces 1% of European production. Three medium density fiberboard (MDF) plants produce 22% of the nation's MDF. MDF is also manufactured at facilities in Ireland and France, which account for 6% of European production. The composite panel plants produce value-added products including color-coated, laminated, fire-rated and moisture-resistant boards. Composite panel products are sold nationwide through independent wholesalers and distributors.

Engineered Wood Products
Two laminated beam plants account for 26% of the nation's production. Three laminated veneer lumber (LVL) plants and two I-joist plants manufacture 9% of the nation's total production for each product.

Engineered wood products are sold in both the domestic and international markets.

TIMBERLANDS

Willamette's 1,728,000 acres of timberland supply approximately 58% of our long-term sawlog needs. The remainder is purchased through private timber sales and open market purchases. Our timberlands are comprised of 734,000 acres in Louisiana, Arkansas and Texas; 610,000 acres in Oregon; and 384,000 acres in Tennessee, Missouri and the Carolinas. We continually look for opportunities to expand our fee timber base and make purchases when it is profitable to do so.

ENERGY

Through cogeneration, the burning of waste materials and the recycling of spent pulping liquors, Willamette's manufacturing facilities are able to generate 61% of our total energy needs.

EMPLOYEES

Willamette employs approximately 14,250 people, of whom about 48% are represented by labor unions with collective bargaining agreements. Agreements covering approximately 1,295 employees expired in 1999. Agreements involving about 1,550 hourly employees are subject to renewal in 2000. Approximately 47% of all salaried employees have been with the company for more than twelve years.

ENVIRONMENTAL MATTERS

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Matters" for a discussion of the effect on the company of laws relating to environmental matters.

Item 2. Properties

MANUFACTURING FACILITIES

The following table sets forth information regarding the company's 103 manufacturing facilities at December 31, 1999:

Facility	2000 Forecast	1999 Production
Building Materials		
Plywood (9 Plants)	M Square Ft. (3/8" Basis)	
Chester, South Carolina	246,000	
Dallas, Oregon	156,000	
Dodson, Louisiana	227,000	
Emerson, Arkansas	241,000	
Foster, Oregon	148,000	
Moncure, North Carolina	115,000	
Ruston, Louisiana	148,000	
Springfield, Oregon	122,000	
Zwolle, Louisiana	238,000	
Total Plywood	1,641,000	
Oriented Strand Board (1 Plant)		
Arcadia, Louisiana	307,000	
Total Structural Panels	1,948,000	1,900,000
Lumber (9 Mills)	M Board Ft.	
Chester, South Carolina(1)	24,000	
Coburg, Oregon	180,000	
Dallas, Oregon	154,000	
Dodson, Louisiana	59,000	
Lebanon, Oregon (2 Mills)	167,000	
Taylor, Louisiana	51,000	
Warrenton, Oregon	166,000	
Zwolle, Louisiana	68,000	
Total Lumber	869,000	820,000
Particleboard (5 Plants)	M Square Ft. (3/4" Basis)	
Albany, Oregon	221,000	
Bend, Oregon	180,000	
Lillie, Louisiana	120,000	
Linxe, France	169,000	
Simsboro, Louisiana	110,000	
Total Particleboard	800,000	689,000

(1) Production to begin in the second quarter of 2000.

4

Facility	2000 Forecast	1999 Production
Medium Density Fiberboard (5 Plants)	M Square Ft. (3/4" Basis)	
Bennettsville, South Carolina	130,000	
Clonmel, Ireland	181,000	
Eugene, Oregon	65,000	
Malvern, Arkansas	145,000	
Morcenx, France	82,000	

Total MDF	603,000	573,000
Engineered Wood Products (7 Plants)	M Board Ft.	
Laminated Beams		
Simsboro, Louisiana	28,000	
Vaughn, Oregon	59,000	
Total Laminated Beams	87,000	83,000
Laminated Veneer Lumber	Hundred Cubic Ft.	
Albany, Oregon	18,800	
Simsboro, Louisiana	20,300	
Winston, Oregon	16,200	
Total LVL	55,300	46,400
I-Joists	M Lineal Ft.	
Simsboro, Louisiana	33,000	
Woodburn, Oregon	47,000	
Total I-Joists	80,000	55,000
Other Divisions (2 Facilities)		
Coburg Veneer - Coburg, Oregon		
Custom Products - Albany, Oregon		
Brown Paper		
Brown Paper (4 mills)	Tons	
Albany, Oregon	567,000	
Campti, Louisiana	936,000	
Hawesville, Kentucky	176,000	
Oxnard, California	202,000	
Total Brown Paper	1,881,000	1,839,000

Facility	2000 Forecast	1999 Production
Corrugated Container and Sheets (36 Plants)	M Square Ft.	
Aurora, Illinois	1,201,000	
Beaverton, Oregon	860,000	
Bellevue, Washington	704,000	
Bellmawr, New Jersey	718,000	
Bowling Green, Kentucky	933,000	
Cerritos, California	866,000	
Compton, California	825,000	
Dallas, Texas	1,042,000	
Delaware, Ohio	666,000	
Elk Grove, Illinois	542,000	
Fort Smith, Arkansas	1,020,000	
Fridley, Minnesota	1,032,000	
Golden, Colorado	743,000	
Griffin, Georgia	1,107,000	
Huntsville, Alabama	987,000	
Indianapolis, Indiana	781,000	

Kansas City, Kansas	869,000	
Lincoln, Illinois	506,000	
Louisville, Kentucky	608,000	
Lumberton, North Carolina	881,000	
Maryland Heights, Missouri	740,000	
Matthews, North Carolina	385,000	
Memphis, Tennessee	40,000	
Mexico City, Mexico	434,000	
Moses Lake, Washington	769,000	
Newton, North Carolina	593,000	
Phoenix, Arizona(2)	265,000	
Plant City, Florida	834,000	
Portland, Oregon	256,000	
Sacramento, California	826,000	
San Leandro, California	1,186,000	
Sanger, California	942,000	
Sealy, Texas	840,000	
St. Paul, Minnesota	634,000	
Tulsa, Oklahoma	43,000	
West Memphis, Arkansas	860,000	
Total Corrugated Containers	26,538,000	25,709,000

(2) Production to begin in the third quarter of 2000.

Facility	2000 Forecast	1999 Production
Kraft Bags and Sacks (4 Plants)	Tons	
Beaverton, Oregon	36,000	
Buena Park, California	38,000	
Dallas, Texas	22,000	
Kansas City, Missouri	20,000	
Total Kraft Bags and Sacks	116,000	111,000
Preprinted Linerboard (2 Plants)	M Square Ft.	
Richwood, Kentucky	526,000	
Tigard, Oregon	857,000	
Total Preprinted Linerboard	1,383,000	1,328,000
Inks and Specialty Products (2 plants)	Tons	
Beaverton, Oregon	5,000	
Delaware, Ohio	3,000	
Total Inks	8,000	8,000
White Paper		
Market Pulp and Fine Paper (5 Mills)	Tons	
Hawesville, Kentucky		
Market Pulp	136,000	
Fine Paper	563,000	
Johnsonburg, Pennsylvania	408,000	
Kingsport, Tennessee	167,000	
Marlboro, South Carolina	322,000	
Total Market Pulp and Fine Paper	1,596,000	1,593,000

Communication Papers (6 Plants)	Tons	
Cerritos, California	59,000	
Dallas, Texas	43,000	
Indianapolis, Indiana	61,000	
Langhorne, Pennsylvania	60,000	
Rock Hill, South Carolina	53,000	
West Chicago, Illinois	66,000	
Total Communication Papers	342,000	334,000

Cut Sheets and Other Converting (6 Plants)	Tons	
Brownsville, Tennessee	122,000	
DuBois, Pennsylvania	159,000	
Kingsport, Tennessee	126,000	
Owensboro, Kentucky	203,000	
Tatum, South Carolina	108,000	
Washington Court House, Ohio	69,000	
Total Cut Sheets	787,000	697,000

7

TIMBERLANDS

See Item 1, "Business--Timberlands" for information with respect to the company's timberlands.

Item 3. Legal Proceedings

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters" for a discussion of the effect on the company of laws relating to environmental matters and pending proceedings brought thereunder.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the year ended December 31, 1999.

8

Executive Officers of the Registrant

The executive officers of the company are elected annually by the board of directors. At February 10, 2000, the executive officers of the company, their ages at December 31, 1999, and their positions with the company were as follows:

Name	Age	Position
Duane C. McDougall	47	President and Chief Executive Officer
Marvin D. Cooper	56	Executive Vice President - Pulp and paper mills
Greg W. Hawley	39	Executive Vice President and Chief Financial Officer, Secretary and

		Treasurer
William P. Kinnune	60	Executive Vice President-Corrugated containers and bags
J. Eddie McMillan	54	Executive Vice President - Building materials group
Michael R. Onustock	60	Executive Vice President-Pulp and fine paper marketing

Each executive officer, excluding Mr. Hawley, has been employed by the company in his present or in another senior management capacity for more than five years. Mr. Hawley was employed by the company as Vice President - Controller for the past four years until his promotion to his present position effective December 1, 1999. The previous five years he was a Vice President for Nosler, Inc., a private manufacturing company in Oregon.

9

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The company's common stock trades on the New York Stock Exchange (NYSE) under the symbol WLL. At December 31, 1999, there were approximately 23,000 holders (beneficial) of the company's common stock. The following table shows quarterly earnings and dividends per share along with the range of closing prices for 1998 and 1999. The company expects to continue paying regular cash dividends, although there is no assurance as to future dividends as they are dependent upon earnings, capital requirements and financial condition.

	1999			1998		
	Diluted Earnings	Dividends Paid(a)	Closing Price High-Low	Diluted Earnings	Dividends Paid	Closing Price High-Low
1st Quarter	$ 0.28	0.16	39 1/16 - 31 3/4	0.20	0.16	39 3/4 30 13/16
2nd Quarter	0.57	0.18	49 1/16 - 37 13/16	0.21	0.16	40 7/16 29 7/8
3rd Quarter	0.73	0.18	51 3/16 - 39 5/8	0.32	0.16	32 23 1/4
4th Quarter	0.75	0.18	46 9/16 - 38 7/8	0.07	0.16	36 26 1/4

(a) The quarterly dividend was increased to $0.21 per share commencing in the first quarter of 2000.

10

Item 6. Selected Financial Data

The following table shows selected financial data for the company for the periods indicated:

Financial Results
(dollar amounts, except per share amounts, in thousands)

	1999	1998	1997	1996	1995

Net Sales	$ 4,077,969	3,700,282	3,501,376	3,425,173	3,873,575
Costs and Expenses:					
Depreciation, amortization and cost of fee timber harvested $	303,719	371,141	338,949	302,937	249,165
Materials, labor and other operating expenses	2,957,583	2,813,887	2,690,943	2,495,345	2,528,570
Gross profit	816,667	515,254	471,484	626,891	1,095,840
Selling and administrative expenses	266,398	252,510	245,319	231,862	201,784
Operating earnings	550,269	262,744	226,165	395,029	894,056
Interest expense	125,284	131,990	116,990	92,804	71,050
Other income (expense)	(11,710)	2,029	2,088	3,861	798
Earnings before provision for income taxes	413,275	132,783	111,263	306,086	823,804
Provision for income taxes	152,800	43,800	38,300	114,000	309,000
Net earnings	260,475	88,983	72,963	192,086	514,804
Cash dividends paid	77,984	71,227	71,005	68,520	62,874
Earnings retained in the business	182,491	17,756	1,958	123,566	451,930
Capital expenditures	290,246	441,839	527,908	485,769	453,523
Financial Condition:					
Working capital $	457,471	366,846	308,093	289,134	359,258
Long-term debt (noncurrent portion)	1,628,843	1,821,083	1,916,001	1,766,917	790,210
Stockholders' equity	2,203,712	2,002,431	1,994,480	1,976,281	1,846,890
Total assets	4,797,861	4,697,668	4,811,055	4,720,681	3,413,555
Common Stock:					
Number of stockholders	23,000	22,000	20,000	20,000	19,000
Shares outstanding (in thousands) (1)	111,587	110,981	111,350	110,707	110,448
Per Share: (1)					
Net earnings-diluted $	2.33	0.80	0.65	1.73	4.65
Cash dividends paid	0.70	0.64	0.64	0.62	0.57
Stockholders' equity	19.75	18.04	17.91	17.85	16.72
Year-end stock price	46.438	33.50	32.188	34.813	28.125
Financial Returns:					
Percent return on equity (2)	13.0%	4.5%	3.7%	10.4%	37.1%
Percent return on net sales	6.4%	2.4%	2.1%	5.6%	13.3%
Employment:					
Number of employees	14,250	14,000	13,800	13,700	13,180
Wages, salaries and cost of employee benefits $	781,392	734,068	717,693	672,280	627,835

(1) All share and per share amounts have been adjusted for stock splits.
(2) Calculated on stockholders' equity at the beginning of the year.

[OBJECT OMITTED]

11

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The company's three basic businesses - white paper, brown paper and building materials - are affected by changes in general economic conditions. White and brown paper sales and earnings tend to follow the general economy. The sales and earnings of the building materials business are closely related to new housing starts, remodeling activity and the availability and terms of financing for construction. All industry segments are influenced by global economic factors of supply and demand. In addition, the costs of wood and recycled fiber, basic raw materials for the company's three segments, are sensitive to various supply and demand factors including environmental issues.

RESULTS OF OPERATIONS 1999 VS. 1998

Consolidated net sales increased 10.2% and operating earnings increased 109.4% in 1999 compared to 1998. Improved performances from all three segments contributed to the increase over the prior year. Also contributing to the improvement in earnings was a change in estimate for the depreciable lives of property, plant and equipment. The change was based on a study performed by the company's engineering department, comparisons to typical industry practices and the effect of the company's extensive capital investments which have resulted in a mix of assets with longer productive lives due to technological advances. The change in estimate increased 1999 operating earnings by $82.4 million and net income by $51.9 million, or $0.46 per diluted share.

White paper struggled in the early part of 1999 as markets continued to be depressed from the Asian turmoil of 1998. However, by the third quarter markets were rebounding and the upswing continued into the fourth quarter. Net sales increased 7.1% and operating earnings were up 102.8% (40.3% before the effect of the depreciation change) when compared to the prior year. The improvement was due to increased unit shipments which offset average sales price declines. Forms shipments increased 11.2% as a result of increasing market share. Cut sheet volumes improved 20.0% primarily due to a continued focus on sales to office superstores. Additionally, 1999 included a full year of operation from the Brownsville, Tennessee, cut sheet plant, which came on line in February 1998, and a new cut sheet plant in Washington Court House, Ohio, which came on line in November 1999. Hardwood market pulp unit shipments increased 15.9% as the company was able to take advantage of pulp markets in 1999.

While unit shipments were strong in 1999, average sales prices remained below 1998 levels. Continuous forms average sales prices declined 2.3%, cut sheets 4.8% and fine paper, 1.1%. The only product line to exceed 1998 levels was hardwood market pulp, which increased 18.1%. While prices were down year-over-year, third and fourth quarter trends were positive. As a result, 1999 fourth quarter average sales prices were above 1998 yearly averages. Raw material costs slightly reduced operating margins during the period as chip costs increased 1.5% over 1998. The gross profit margin for white paper increased to 15.5% in 1999 from 10.9% in 1998.

12

Brown paper sales and earnings were solid throughout 1999, as we once again out-performed the industry in percentage of volume growth for the year. Net sales increased 6.5% and earnings increased 35.2% (21.0% before the effects of the depreciation change) compared to 1998. Unit shipments for corrugated containers improved 4.3% and grocery bags increased 5.1% over 1998 levels. The increased volume in corrugated containers resulted from additional converting capacity from capital improvements and strong demand from our expanding customer base. Bag unit shipments increased for the first time since 1994 due to the continued growth of the handle bag, which is recapturing market share from plastics. Average sales prices increased for all product lines in 1999, corrugated containers were up 2.9% and grocery bags were up 1.4% over the prior year.

Raw material costs reduced brown paper earnings as old corrugated container (OCC) prices increased 6.3% from 1998 levels. The gross profit margin for brown paper was 22.3% in 1999 compared to 19.1% in 1998.

Building materials posted a strong year in 1999 as net sales improved 16.9% and operating earnings increased 215.0% (187.5% before the effect of the depreciation change) compared to 1998. Average sales prices were up in every product line in 1999 except for our international products. Oriented strand board (OSB) showed the greatest improvement as average sales prices increased 30.1% over 1998. Other product lines showed increases of 17.4% for plywood, 16.3% for lumber, 2.6% for particleboard and 4.1% for domestic medium density fiberboard (MDF). The only decline in sales price realizations came from the international MDF line, which experienced a decline of 17.2%.

Unit shipments increased in 1999 as demand remained strong. Plywood improved 11.4% and OSB increased 7.4%. The increased plywood volume partially resulted from a full year of production at the Zwolle, Louisiana, plant which closed for six months in 1998 due to fire damage. Lumber shipments were strong as well, improving 8.6% over 1998 levels. Volume increases were the result of a strong U.S. housing market through late fall and a full year of operation at a new small-log sawmill in Taylor, Louisiana. The company's composite panel markets also saw growth in 1999, as particleboard increased 12.0% and MDF increased 6.2%. These improvements were the result of the acquisition of an MDF plant in Morcenx, France in March 1998 and a particleboard plant in Linxe, France in June 1999. As a result of the favorable price and volume changes, the gross profit margin for building materials increased significantly to 21.3% in 1999 from 10.8% in 1998.

Selling and administrative expenses increased $13.9 million or 5.5% in 1999 due to the continued expansion of company operations. Selling and administrative expenses as a percentage of sales decreased to 6.5% in 1999 from 6.8% in 1998.

Other income (expense) of $11.7 million was primarily related to the reserve set up to approximate potential non-tax deductible penalties from a federal Clean Air Act assessment.

13

Interest expense decreased $6.7 million or 5.1% in 1999 to $125.3 million. The reduction occurred despite a decrease in capitalized interest to $4.0 million from $13.6 million in 1998. Interest expense declined as a result of reducing total debt in 1999 by $231.8 million. The company's effective interest rate increased to 7.16% from 7.06% in the prior year.

RESULTS OF OPERATIONS 1998 VS. 1997

Consolidated net sales increased 5.7% and operating earnings improved 16.2% in 1998 compared to 1997. A strong performance from the brown paper segment and increases in unit shipments for many product lines contributed to the results.

White paper net sales improved 3.6% over the prior year as increases in unit shipments more than offset decreases in average sales prices. While sales were up compared to 1997, operating earnings declined 20.0% in 1998, primarily as a result of pricing pressures on market pulp and fine paper. Average sales prices for cut sheet and continuous forms showed slight increases over the prior year, while hardwood market pulp and fine paper declined 9.0% and 9.6%, respectively, from 1997. The price decline resulted from difficulties in Asian economies. Also negatively affecting white paper results were increased chip costs of 6.6% and start-up costs for the new paper machine at Kentucky Mills in 1998.

White paper unit shipments were mixed in 1998 as cut sheets increased 12.7% while continuous forms decreased 5.5%. The increased cut sheet volume was the result of our new Brownsville, Tennessee, cut sheet plant which came on line in February 1998. Hardwood market pulp decreased 6.9% while fine paper unit shipments increased 12.7%. The fine paper improvement was the result of our new Kentucky paper machine.

Brown paper was the top performing segment in 1998 as operating earnings improved 141.5% when compared to 1997. Net sales increased 14.1% as average sales prices improved 7.3% for corrugated containers and 4.8% for grocery bags over the prior year. Unit shipment fluctuations also played a significant role in increasing sales and earnings in 1998 as corrugated container unit shipments improved 7.9% over the prior year, while grocery bag unit shipments declined 7.3%. Approximately 50.0% of the improvement in corrugated container shipments was due to increased internal converting capacity from capital projects. The remainder of the increase was a result of a full year of operation at a box plant in Plant City, Florida, and a sheet plant in Portland, Oregon, both of which came on line in the second quarter of 1997.

Raw material costs had a positive impact on operating earnings during 1998 as OCC costs declined 16.5% from the prior year.

Building materials operating earnings decreased 35.4% in 1998 and net sales dropped slightly from the prior year, as average sales prices declined for most products. Lumber reflected the most dramatic erosion as average sales prices dropped 18.7%. Other price declines included 4.9% in particleboard and 2.4% in MDF. The difficulties in Asian economies created supply and demand imbalances, keeping prices depressed

14

for these products in 1998. The pricing exception in 1998 was OSB, which realized a price increase of 38.3% over the prior year.

While prices declined for most product lines, strong housing starts and low interest rates helped fuel unit shipment increases for most product lines in 1998. Lumber was the primary benefactor as unit shipments improved 21.0% over the prior year. In addition, the start-up of our new small-log sawmill in Taylor, Louisiana, in August 1998 and other capital project completions helped increase unit shipments. Other unit shipment improvements included particleboard of 3.8% and MDF of 15.7% over the prior year. MDF shipments increased due to capital projects and the acquisition of a facility in Morcenx, France in March 1998. Decreased plywood shipments of 7.7% were the result of the closure of the Taylor, Louisiana, mill in July 1997, and downtime at our Zwolle, Louisiana, mill due to a fire that halted production in April 1998.

Selling and administrative expenses increased 2.9% in 1998 due to assimilation of acquisitions and expansions during the year. Selling and administrative expense as a percentage of sales, however, declined to 6.8% for 1998 compared to 7.0% for 1997.

Interest expense was $132.0 million in 1998 compared to $117.0 million in 1997, a 12.8% increase. The weighted average interest rate remained stable at 7.1% in both years. The increase in expense was primarily due to an increase of $166.0 million in average outstanding debt and a decrease in capitalized interest to $13.6 million in 1998 from $19.9 million in 1997, resulting from the completion of the Kentucky expansion in June 1998.

LIQUIDITY AND CAPITAL RESOURCES

Willamette generates funds internally via net earnings adjusted for non-cash charges against earnings such as depreciation, amortization, cost of fee timber harvested and deferred income taxes. Funds generated externally have usually been through debt financing.

In 1999, cash flows from operating activities were $602.9 million compared to $435.4 million in 1998, an increase of 38.4%. The improvement was primarily achieved through increased earnings. Internally generated cash flows funded all of the company's capital expenditure program in 1999. Excess cash from operations was used to pay dividends and reduce debt outstanding by $231.8 million during the year.

Net working capital increased to $457.5 million at December 31, 1999, from $366.8 million at December 31, 1998. The increase was mainly due to increases in receivables and inventories.

The company is continually making capital expenditures at its manufacturing facilities to improve fiber utilization, achieve labor efficiency and to expand production. In 1999, the company incurred $267.9 million in capital expenditures for property, plant and equipment.

15

During 1999 the following major capital projects were completed:

> Upgrade of the #1 paper machine at Johnsonburg, Pennsylvania.
> Construction of a new cut sheet plant in Washington Court House, Ohio.
> Expansion of secondary fiber capacity at the paper mill in Campti, Louisiana.

Major capital projects underway at December 31, 1999, include:

> Construction and installation of a new recovery boiler and steam turbine generator at the Albany, Oregon, paper mill.
> Construction of a new corrugated box plant in Phoenix, Arizona.
> Relocation of the Elk Grove, Illinois, corrugated facility.
> Installation of a steam turbine generator at Kentucky Mills.
> Upgrade of the #5 paper machine at Johnsonburg, Pennsylvania.
> Construction of a new particleboard plant near Bennettsville, South Carolina.
> Construction of a new small-log sawmill near Chester, South Carolina.
> Capacity increase at our particleboard plant in Linxe, France.

The cost of all major projects in progress at December 31, 1999, is estimated to be approximately $422.9 million, of which $179.4 million has already been spent. These projects will be funded with internally generated cash flows and external borrowings if needed.

In December 1998, the company sold 117,000 acres of southwest Washington timberland for $234.0 million. The company acquired the land in 1996 as part of the purchase of Cavenham Forest Industries. The forestlands were sold as they were not critical to the long-term fiber supply needs of the company's operations. Proceeds of the sale were used to pay down debt during 1998.

In June 1998, the company initiated a medium-term note program and issued $100.2 million of notes as of December 31, 1998. The medium-term notes carry interest rates ranging from 6.45% to 6.60% and maturities from 11 to 15 years. In addition, in January 1998, the company issued $200.0 million in debentures - $100.0 million at 6.45% due 2005 and $100.0 million at 7.00% due 2018. Proceeds from both issuances were used to replace notes maturing in 1998 and reduce other bank borrowing.

The total debt-to-capital ratio declined to 42.8% at December 31, 1999, from 48.3% at December 31, 1998, representing a debt reduction of $231.8 million. The company believes it has the resources available to meet its long-term liquidity requirements. Resources include internally generated funds and borrowing agreements.

In 1998, the company's board of directors authorized the repurchase of $25.0 million of the company's common stock. The company repurchased 470,900 shares for $13.0 million during the third and fourth quarters of 1998.

16

On April 20, 1999, the company's board of directors voted to raise the quarterly cash dividend from $0.16 to $0.18 per share, which was a 12.5% increase; however, there is no assurance as to future dividends as they depend on earnings, capital requirements and financial condition.

OTHER MATTERS

The company believes it is in substantial compliance with federal, state and local laws regarding environmental quality.

In early 1998, the U.S. Environmental Protection Agency (EPA) released the final rules regarding air and water quality known as the "cluster rules". Compliance with the cluster rules is required by 2001, however, certain exceptions to the rules extend the time period for specific compliance requirements up to eight years from adoption. The company, through previously completed and future projects, has made significant progress toward upgrading the mills and plans to have all mills in compliance with the cluster rules by the required deadlines.

The company's other operations are faced with increasingly stringent environmental regulations. In the fourth quarter of 1997, the company received a series of requests for information from the EPA under Section 114 of the Clean Air Act (the Act) with respect to the company's building materials operations. The requests have focused on compliance with regulations under the Prevention of Significant Deterioration (PSD) Program under the Act. On May 7, 1998, the EPA issued a Notice of Violation (NOV) alleging violations of the Act and related state regulations, and on December 11, 1998, issued a second NOV supplementing and clarifying the first NOV. The company has responded to the allegations and has had many meetings and extensive correspondence with the EPA and the U.S. Department of Justice to negotiate a resolution of the issues raised by the NOVS. Settlements by other companies in the wood products industry that have received NOVS under the Act have involved the payment of substantial penalties and agreements to install emission control equipment and undertake supplemental environmental projects. The company has established a $10.0 million reserve as an estimate of the potential non-tax deductible penalties resulting from these proceedings.

In November 1998, the company received from the EPA a request for information under Section 114 of the Act requesting information with respect to the company's Johnsonburg, Pennsylvania, pulp and paper mill. This request also focused on compliance with PSD regulations. Subsequently, on April 19, 1999, the company received an NOV relating to its Johnsonburg mill. The NOV asserts violations of the Act relating to two alleged major modifications to the plant, allegedly without proper PSD permits and without complying with applicable PSD requirements. The company is reviewing the allegations contained in this NOV and has been meeting with federal and state officials to discuss the issues raised by the NOV. In August 1999, the company received another Section 114 information request from the EPA relating to the company's paper mill in Campti, Louisiana. Also, in March and November 1999, the company received Section 114 information requests from the EPA relating to the company's paper mill in Hawesville, Kentucky.

17

Based upon either enacted or proposed regulations, the company estimates that over the next five years, additional capital expenditures to comply with environmental regulations will not exceed $100.0 million. Although future environmental capital expenditures cannot be predicted with any certainty because of continuing changes in laws, the company believes that compliance with such environmental regulations will not have a material adverse effect upon the company's financial position.

In 1996, the company began addressing the possible effects of the Y2K issue on its information, financial and manufacturing systems. These efforts included inventory assessment, modification and testing of these key systems.

Modification, testing and implementation of all critical systems was completed early in the fourth quarter of 1999. With the passing of January 1, 2000, the company has experienced no significant Y2K problems. As of December 31, 1999, the company had spent $8.3 million on Y2K compliance. These costs were expensed as incurred. No further significant expenditures are expected.

Over the years, inflation has resulted in replacement costs higher than those originally needed to purchase existing plant and equipment. Advances in technology and environmental concerns also contribute to higher costs. Productivity gains because of technological improvements may partially offset these increased costs. Our use of LIFO to value inventories allows us to include these inflationary costs in the cost of sales.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not historical in nature, including without limitation the discussion of forecasted sales and production volumes, the impact of environmental regulations, the impact of Y2K compliance and the adequacy of the company's liquidity resources, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Such risks and uncertainties with respect to the company include the effect of general economic conditions; the level of new housing starts and remodeling activity; the availability and terms of financing for construction; competitive factors, including pricing pressures; the cost and availability of wood fiber; the effect of natural disasters on the company's timberlands; construction delays; risk of non-performance by third parties; and the impact of environmental regulations and the construction and other costs associated with complying with such regulations. In view of these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

18

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

No disclosure is required under this item.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data filed as part of this report follow the signature pages of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

19

PART III

Item 10. Directors and Executive Officers of the Registrant

Information regarding (i) directors of the company is set forth in the company's definitive proxy statement (the "Proxy Statement") for its 2000 annual meeting of shareholders, under the heading "Election of Directors" and (ii) Section 16(a) of the Securities Exchange Act of 1934, is set forth under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement, which information is incorporated herein by reference. Information regarding the executive officers of the company is set forth under the heading "Executive Officers of the Registrant" in Part I of this report.

Item 11. Executive Compensation

Information regarding compensation of directors and executive officers of the company is set forth in the Proxy Statement under the headings "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation of Directors" and "Employment Agreements." Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information regarding security ownership of management and certain other beneficial owners is in the Proxy Statement under the heading "Holders of Common

Stock" which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information regarding certain relationships and related transactions is set forth in the Proxy Statement under the heading "Compensation Committee Interlocks and Insider Participation" which information is incorporated herein by reference.

20

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) 1. and 2. For a list of the financial statements filed herewith, see the index to consolidated financial statements following the signature pages of this report.

(a) 3. For a list of the exhibits filed herewith, see the index to exhibits following the financial statements filed with this report. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the list.

(b) Reports on Form 8-K.

No reports on Form 8-K were filed during the last quarter of the period covered by this report.

21

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLAMETTE INDUSTRIES, INC.
(Registrant)

By /s/ GREG W. HAWLEY

Dated: February 10, 2000

(Greg W. Hawley)
Executive Vice President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 10, 2000, by the following persons on behalf of the registrant in the capacities indicated.

Signature	Title
Principal Executive Officer	
/S/ DUANE C. MCDOUGALL (Duane C. McDougall)	President and Chief Executive Officer
Principal Financial Officer	

/S/ GREG W. HAWLEY ---------------------------- (Greg W. Hawley)	Executive Vice President and Chief Financial Officer, Secretary and Treasurer

Principal Accounting Officer

/S/ DONALD S. WADDELL ---------------------------- (Donald S. Waddell)	Corporate Controller
/S/ WILLIAM SWINDELLS ---------------------------- (William Swindells)	Chairman of the Board
/S/ WINSLOW H. BUXTON ---------------------------- (Winslow H. Buxton)	Director
/S/ GERARD K. DRUMMOND ---------------------------- (Gerard K. Drummond)	Director
/S/ KENNETH W. HERGENHAN ---------------------------- (Kenneth W. Hergenhan)	Director

22

/S/ PAUL N. McCRACKEN ---------------------------- (Paul N. McCracken)	Director
/S/ G. JOSEPH PRENDERGAST ---------------------------- (G. Joseph Prendergast)	Director
/S/ STUART J. SHELK, JR. ---------------------------- (Stuart J. Shelk, Jr.)	Director
/S/ ROBERT M. SMELICK ---------------------------- (Robert M. Smelick)	Director
/S/ MICHAEL G. THORNE ---------------------------- (Michael G. Thorne)	Director
/S/ BENJAMIN R. WHITELEY ---------------------------- (Benjamin R. Whiteley)	Director

23

Index to Consolidated Financial Statements

Independent Auditors' Report

The Board of Directors and Stockholders
Willamette Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Willamette Industries, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willamette Industries, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP
Portland, Oregon
February 10, 2000

CONSOLIDATED BALANCE SHEETS

December 31, 1999 and 1998
(dollar amounts, except per share amounts, in thousands)

		1999	1998
Assets			
Current assets:			
Cash	$	25,557	31,359
Accounts receivable, less allowance for doubtful accounts of $3,222 (1998 - $4,300)		382,763	306,332
Inventories (note 3)		445,110	411,316
Prepaid expenses and timber deposits		36,160	45,316
Total current assets		889,590	794,323
Timber, timberlands and related facilities, net (note 9)		1,057,529	1,112,180
Property, plant and equipment, net (note 4)		2,751,210	2,707,146
Other assets		99,532	84,019
	$	4,797,861	4,697,668
Liabilities and Stockholders' Equity			
Current liabilities:			
Current installments on long-term debt (note 5)	$	3,256	2,267
Notes payable (note 5)		13,617	47,252
Accounts payable, includes book overdrafts of $53,653 (1998 - $55,030)		212,222	196,134
Accrued payroll and related expenses		77,043	70,670
Accrued interest		38,525	39,533
Other accrued expenses		65,256	55,540
Accrued income taxes (note 6)		22,200	16,081
Total current liabilities		432,119	427,477
Deferred income taxes (note 6)		491,374	404,518
Other liabilities		41,813	42,159
Long-term debt, net of current installments (note 5)		1,628,843	1,821,083
Stockholders' equity (note 8):			
Preferred stock, cumulative, of $.50 par value Authorized 5,000,000 shares		-	-
Common stock of $.50 par value Authorized 150,000,000 shares; issued 111,587,433 shares (1998 - 110,980,768 shares)		55,794	55,490
Capital surplus		303,626	285,140
Retained earnings		1,844,292	1,661,801
Total stockholders' equity		2,203,712	2,002,431
	$	4,797,861	4,697,668

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31, 1999, 1998 and 1997
(dollar and share amounts, except per share amounts, in thousands)

	1999	1998	1997

Net sales	$	4,077,969	3,700,282	3,501,376
Cost of sales		3,261,302	3,185,028	3,029,892
Gross profit		816,667	515,254	471,484
Selling and administrative expense		266,398	252,510	245,319
Operating earnings		550,269	262,744	226,165
Other income (expense)		(11,710)	2,029	2,088
		538,559	264,773	228,253
Interest expense		125,284	131,990	116,990
Earnings before provision for income taxes		413,275	132,783	111,263
Provision for income taxes (note 6)		152,800	43,800	38,300
Net earnings	$	260,475	88,983	72,963
Earnings per share - basic	$	2.34	0.80	0.66
Earnings per share - diluted	$	2.33	0.80	0.65
Weighted average shares outstanding - basic		111,375	111,302	110,975
Weighted average shares outstanding - diluted		112,001	111,747	111,550

Pershare earnings, both basic and diluted, are based on the weighted average number of shares outstanding.

Diluted weighted average shares outstanding are calculated using the treasury stock method and assume all stock options with a market value greater than the grant price at December 31, 1999, are exercised. See note 8.

See accompanying notes to consolidated financial statements.

27

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 1999, 1998 and 1997
(dollar amounts, except per share amounts, in thousands)

		1999	1998	1997
Common Stock:				
Balance at beginning of year	$	55,490	55,675	27,677
2-for-1 stock split		-	-	27,787
Shares issued for options exercised		304	50	211
Stock repurchased and canceled		-	(235)	-
Balance at end of year	$	55,794	55,490	55,675
Capital Surplus:				
Balance at beginning of year	$	285,140	294,760	306,517
2-for-1 stock split		-	-	(27,787)
Shares issued for options exercised		18,486	3,124	16,030
Stock repurchased and canceled		-	(12,744)	-
Balance at end of year	$	303,626	285,140	294,760

Retained Earnings:			
Balance at beginning of year	$ 1,661,801	1,644,045	1,642,087
Net earnings	260,475	88,983	72,963
Less cash dividends on common stock ($.70, $.64 and $.64 per share in 1999, 1998 and 1997, respectively)	(77,984)	(71,227)	(71,005)
Balance at end of year	$ 1,844,292	1,661,801	1,644,045

See accompanying notes to consolidated financial statements.

28

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1999, 1998 and 1997
(dollar amounts in thousands)

	1999	1998	1997
Cash Flows from Operating Activities:			
Net earnings	$ 260,475	88,983	72,963
Adjustments to reconcile net earnings to net cash from operating activities:			
Depreciation	240,374	296,466	268,030
Cost of fee timber harvested	46,197	54,376	52,649
Other amortization	17,148	20,299	18,270
Increase in deferred income taxes	86,938	7,683	28,650
Changes in working capital items:			
Accounts receivable	(69,760)	4,167	(34,293)
Inventories	(31,015)	(14,623)	(28,646)
Prepaid expenses and timber deposits	23,224	(7,778)	1,463
Accounts payable and accrued expenses	23,159	(26,381)	23,568
Accrued income taxes	6,126	12,250	(13,276)
Net cash from operating activities	602,866	435,442	389,378
Cash Flows from Investing Activities:			
Proceeds from sale of assets	5,965	237,422	162,711
Expenditures for property, plant & equipment	(267,856)	(417,772)	(506,348)
Expenditures for timber and timberlands	(8,026)	(8,767)	(7,782)
Expenditures for roads and reforestation	(14,364)	(15,300)	(13,778)
Other	(33,329)	(9,582)	9,624
Net cash from investing activities	(317,610)	(213,999)	(355,573)
Cash Flows from Financing Activities:			
Net change in operating lines of credit	(33,635)	(27,630)	23,985
Debt borrowing	27,770	591	175,415
Proceeds from sale of common stock	18,725	3,117	16,109
Repurchased common stock	-	(12,979)	-
Cash dividends paid	(77,984)	(71,227)	(71,005)
Payment on debt	(225,934)	(109,556)	(172,931)
Net cash from financing activities	(291,058)	(217,684)	(28,427)
Net change in cash	(5,802)	3,759	5,378
Cash at beginning of year	31,359	27,600	22,222
Cash at end of year	$ 25,557	31,359	27,600

Supplemental disclosures of cash flow information

Cash paid during the year for:			
Interest (net of amount capitalized)	$ 126,292	130,796	116,987
Income taxes	$ 52,916	24,369	22,926

See accompanying notes to consolidated financial statements.

29

SUPPLEMENTARY BUSINESS SEGMENT INFORMATION

(dollar amounts in thousands)

	1999	%	1998	%	1997	%	1996	%	1995	%
Sales to outside customers:										
White Paper:										
Communication papers and cut sheets	$ 814,464	20	725,866	20	683,435	19	722,881	21	829,472	22
Market pulp and fine paper	327,847	8	340,657	9	346,214	10	316,383	9	403,741	10
Total White Paper	1,142,311	28	1,066,523	29	1,029,649	29	1,039,264	30	1,233,213	32
Brown Paper:										
Packaging	1,229,548	30	1,151,366	31	1,007,765	29	1,077,892	31	1,276,901	33
Other	238,892	6	227,644	6	201,270	6	226,756	7	299,408	8
Total Brown Paper	1,468,440	36	1,379,010	37	1,209,035	35	1,304,648	38	1,576,309	41
Building Materials:										
Lumber	290,233	7	233,997	6	220,822	6	179,323	5	140,842	4
Structural panels	465,967	11	361,958	10	366,246	10	380,977	11	431,264	11
Composite panels	383,296	10	367,072	10	344,624	10	260,641	8	264,350	7
Other wood products	327,722	8	291,722	8	331,000	10	260,320	8	233,597	5
Total Building Materials	1,467,218	36	1,254,749	34	1,262,692	36	1,081,261	32	1,064,053	27
Total net sales (1)	$ 4,077,969	100	3,700,282	100	3,501,376	100	3,425,173	100	3,873,575	100
Intersegment sales at market value:										
Building Materials	$ 48,179		60,013		47,100		43,492		61,042	
Gross Profit (GP):		GP%		GP%		GP%		GP%		GP%
White Paper	177,486	16	116,214	11	130,987	13	203,569	20	438,713	36
Brown Paper	326,990	22	263,927	19	162,121	13	272,376	21	416,341	26
Building Materials	312,191	21	135,113	11	178,376	14	150,946	14	240,786	23
Total gross profit	$ 816,667	20	515,254	14	471,484	13	626,891	18	1,095,840	28
Operating earnings:										
White Paper	$ 118,955		58,654		73,349		149,558		398,208	
Brown Paper	225,283		166,680		69,817		187,947		338,079	
Building Materials	253,910		80,601		124,697		102,513		198,158	
Corporate	(47,879)		(43,191)		(40,898)		(44,989)		(32,389)	
Total operating earnings	$ 550,269		262,744		226,165		395,029		894,056	
Other income (expense)	(11,710)		2,429		2,048		3,461		798	
Interest expense	125,284		132,390		116,990		92,804		71,050	
Earnings before provision for income taxes	$ 413,275		132,783		111,283		306,086		823,804	
Depreciation, cost of fee timber harvested and amortization:(2)										
White Paper	$ 124,175		139,240		114,449		106,250		96,801	
Brown Paper	68,333		90,484		90,403		88,966		81,242	
Building Materials	106,496		135,108		120,754		103,354		67,385	
Corporate	4,715		6,309		5,343		4,767		3,737	
	$ 303,719		371,141		330,949		303,337		249,163	
Capital expenditures:										
White Paper	$ 62,269		215,503		371,894		275,726		151,662	
Brown Paper	161,144		120,027		82,939		62,467		140,861	
Building Materials	64,426		101,884		72,075		126,933		157,383	
Corporate	2,407		3,625		1,004		344		1,618	
	$ 290,246		441,039		527,900		465,769		451,523	
Identifiable assets:										
White Paper	$ 1,830,043		1,860,673		1,785,483		1,486,842		1,369,101	
Brown Paper	1,149,123		1,021,180		987,097		966,624		1,027,664	
Building Materials	1,734,945		1,735,257		1,966,136		2,008,542		946,316	
Corporate	83,750		80,558		72,329		256,673		70,574	
	$ 4,797,861		4,697,668		4,811,095		4,728,681		3,413,555	

(1) The company is not dependent on any one significant customer or group of customers. Approximately 91% of the company's total output is sold domestically.

(2) See note 4 of Notes to Consolidated Financial Statements for discussion of change in accounting estimates for depreciation.

30

SELECTED QUARTERLY FINANCIAL DATA

(Unaudited) (dollar amounts, except per share amounts, in thousands)

1999	Net Sales	Gross Profit	Net Earnings Amount	Net Earnings Per Share Diluted
1st Quarter	$ 923,453	145,158	31,594	.28
2nd Quarter	1,007,369	198,961	63,314	.57
3rd Quarter	1,087,899	242,919	81,958	.73
4th Quarter	1,059,248	229,629	83,609	.75
Total	$ 4,077,969	816,667	260,475	2.33

1998	Net Sales	Gross Profit	Net Earnings Amount	Net Earnings Per Share Diluted
1st Quarter	$ 900,075	124,252	22,081	.20
2nd Quarter	946,390	128,947	24,014	.21
3rd Quarter	956,794	151,308	35,735	.32
4th Quarter	897,023	110,747	7,153	.07
Total	$ 3,700,282	515,254	88,983	.80

1997	Net Sales	Gross Profit	Net Earnings Amount	Net Earnings Per Share Diluted
1st Quarter	$ 855,192	109,296	13,317	.12
2nd Quarter	879,348	118,815	17,750	.16
3rd Quarter	888,795	122,668	20,697	.18
4th Quarter	878,041	120,705	21,199	.19
Total	$ 3,501,376	471,484	72,963	.65

31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (dollar amounts, except per share amounts, in thousands)

Note 1. Nature of Operations

Willamette Industries, Inc. is a diversified, integrated forest products company with 103 manufacturing facilities in 24 states, France, Ireland and Mexico. The company's principal lines of business are white paper, brown paper and building materials. The company produces hardwood market pulp, fine paper, specialty printing papers, business forms, cut sheets, kraft linerboard, corrugating medium, bag paper, corrugated containers, paper bags, inks, lumber, plywood, particleboard, MDF, OSB, laminated beams, LVL, I-joists and other value-added wood products. Based on 1999 sales, the company's business is comprised of 28% white paper, 36% brown paper and 36% building materials. The company sells approximately 91% of its products in the United States; its primary foreign markets are Asia and Europe.

Note 2. Summary of Significant Accounting Policies

(a) Principles of Consolidation
The consolidated financial statements include the accounts of all majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated upon consolidation.

(b) Inventories
Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for all major classes of inventory. All other inventories are valued at average cost.

(c) Property, Plant and Equipment
Property, plant and equipment is carried at cost and includes expenditures for new facilities and those that substantially increase the useful lives of existing plant and equipment. Maintenance, repairs and minor renewals are expensed as incurred. When properties are disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is credited or charged to income. Depreciation is computed using the straight-line method over the useful lives of the respective assets. Leasehold improvements are amortized over the terms of the respective leases.

(d) Timber, Timberlands and Related Facilities
These accounts are stated at cost less the cost of fee timber harvested and the amortization of logging roads. Both are determined with reference to costs and the related existing volume of timber estimated to be recoverable.

32

The company obtains a portion of its timber requirements from various private sources under timber harvesting contracts. The company does not incur a direct liability for, or ownership of, this timber until it has been harvested.

(e) Income Taxes
The company utilizes the liability method of accounting for income taxes. This method requires that deferred tax liabilities and assets be established based on the difference between the financial statement and income tax bases of assets and liabilities using existing tax rates.

(f) Capitalized Interest
Interest is capitalized on funds borrowed during the construction period on certain assets. Capitalized interest in 1999, 1998 and 1997 was $3,998, $13,589 and $19,939, respectively, and is netted against interest expense in the consolidated statements of earnings. Such capitalized interest will be amortized over the depreciable lives of the related assets.

(g) Business Segments
The company's various product lines have been aggregated into three segments - white paper, brown paper and building materials - based on the similar nature of the products, the economic conditions affecting those products and the management and reporting of those products within the company. Information with respect to the segments is included in the Supplementary Business Segment Information on page 30.

(h) Use of Estimates

Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amount of assets, liabilities and contingencies at the date of the financial statements and the amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(i) Reclassifications

Certain reclassifications have been made to prior years' data to conform with the 1999 presentation.

33

Note 3. Inventories

The major components of inventories are as follows:

	December 31, 1999	December 31, 1998
Finished Product	$ 139,385	131,383
Work in progress	7,722	6,909
Raw material	198,866	184,734
Supplies	99,137	88,290
	$ 445,110	411,316
Valued at:		
LIFO cost	$ 288,161	276,549
Average cost	156,949	134,767

If current cost rather than LIFO cost had been used by the company, inventories would have been approximately $57,049 and $49,548 higher in 1999 and 1998, respectively.

Note 4. Property, Plant and Equipment

Property, plant and equipment accounts are summarized as follows:

	Range of useful lives	December 31, 1999	December 31, 1998
Land	--	$ 41,985	40,446
Buildings	15 - 35	380,967	366,125
Machinery and equipment	5 - 25	4,569,273	4,354,789
Furniture and fixtures	3 - 15	92,411	90,606
Leasehold improvements	life of lease	6,619	7,209
Construction in progress	--	145,479	101,522
		5,236,734	4,960,697
Accumulated depreciation		2,485,524	2,253,551
		$ 2,751,210	2,707,146

Effective January 1, 1999, the company changed its accounting estimates relating to depreciation. The estimated service lives for most machinery and equipment were extended five years. The change was based upon a study performed by the company's engineering department, comparisons to typical industry practices and the effect of the company's extensive capital investments which have resulted in a mix of assets with longer productive lives due to technological advances. As a result of the change, 1999 net income was increased $51,900, or $0.46 per diluted share.

Note 5. Long-term Debt

Long-term debt consists of the following:

		December 31, 1999	December 31, 1998
Notes payable to public:			
9.625%, due in 2000	$	150,000	150,000
7.75%, due in 2002		100,000	100,000
9.125%, due in 2003		50,000	50,000
6.45%, due in 2005		100,000	100,000
7.00%, due in 2018		100,000	100,000
9.00%, due in 2021		150,000	150,000
7.35%, due in 2026		200,000	200,000
7.85%, due in 2026		200,000	200,000
Medium-term notes, with interest rates ranging from 6.45% to 7.20%, due in varying amounts through 2013		205,700	205,700
Bank loans, with interest rates averaging 6.20% and 5.52%, due in varying amounts through 2006		250,625	445,000
Revenue bonds, with interest rates averaging 5.04% and 4.59%, due in varying amounts through 2026		113,440	113,800
Other long-term debt, with interest rates averaging 8.62% and 7.43%, due in varying amounts through 2006		12,334	8,850
		1,632,099	1,823,350
Less: Current installments		3,256	2,267
	$	1,628,843	1,821,083

Principal payment requirements on the above debt for the four years subsequent to 2000 are: 2001, $230,088; 2002, $117,503; 2003, $69,852; 2004, $10,458.

The company has a revolving loan with a group of banks that provides for borrowings up to $450,000 in principal amount and provides backup for a master note program. At December 31, 1999, the outstanding balance covered under the revolving loan was $225,000. At December 31, 1999, $150,000 of notes payable due in 2000 were classified as long-term debt as the company plans to refinance the notes in 2000.

The company utilized short-term borrowings with a number of banks at various times during 1999 and 1998 of which $13,617 was outstanding at December 31, 1999. The weighted average interest rate on short-term borrowings at December 31, 1999 and 1998, was 5.65% and 5.46%,

35

respectively. Interest is based upon prevailing short-term rates in effect at the time of the transaction.

The fair value of the company's long-term debt is estimated to be approximately $1,606,000, based on the quoted market prices for the same or similar issues or on the current rates offered to the company for debt with the same remaining maturities.

Note 6. Income Taxes

The provision for income taxes includes the following:

	1999	1998	1997
Payable (receivable) from			
taxable earnings	$ 85,563	26,018	(4,350)
Payable (receivable) due to AMT	(19,700)	10,100	14,000
Currently payable	65,863	36,118	9,650
Deferred taxes due to temporary differences for:			
Accelerated depreciation	81,667	26,974	23,395
Other	5,270	(19,292)	5,255
Total deferred	86,937	7,682	28,650
Total provision	$ 152,800	43,800	38,300
Federal income taxes	$ 135,343	36,664	31,600
Other income taxes	17,457	7,136	6,700
	$ 152,800	43,800	38,300

The company's deferred income tax liability is mainly due to depreciation. Differences between the effective tax rate and the federal statutory rate are shown in the following table as a percentage of pretax income:

	1999	1998	1997
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax effect	2.5%	2.3%	2.3%
Benefit from foreign taxes	(0.5%)	(3.6%)	(1.3%)
Estimated non-deductible EPA penalty	1.0%	-	-
Other	(1.0%)	(0.7%)	(1.6%)
	37.0%	33.0%	34.4%

The company's consolidated federal income tax returns through 1995 have been examined by the Internal Revenue Service and while final settlement has not been made, management believes that the company has provided for any deficiencies that ultimately might be assessed.

The Tax Reform Act of 1986 expanded the corporate alternative minimum tax (AMT). Under this Act, the company's tax liability is the greater of

36

its regular tax or the AMT. To the extent the company's AMT liability exceeds its regular tax liability, the AMT liability may be applied against future regular tax liabilities. At December 31, 1999, the company had $4,400 in AMT credits.

Note 7. Pension and Retirement Plans

Contributory Plans

The company covers all salaried employees and some hourly employees under 401(k) plans. The amounts contributed by the company vary for the plans. Total plan expenses were $11,515, $11,221 and $10,903 in 1999, 1998 and 1997, respectively.

Defined Benefit Plans

The company contributes to multi-employer retirement plans at fixed payments per hour for certain hourly employees. Substantially all other employees of the company are covered by non-contributory defined benefit plans. Retirement benefits are based on years of service and compensation prior to retirement. Total pension expense in 1999, 1998 and 1997 for all such plans was $8,669, $8,863 and $10,770, respectively.

As advised by its actuaries, the company makes contributions to provide for benefits attributed to past service, and for those benefits expected to be earned in the future.

Postretirement Benefit Plans

The company has a contributory postretirement health plan primarily covering its salaried employees. Employees become eligible for these benefits if they meet minimum age and service requirements.

The following table sets forth reconciliations of the benefit obligation, plan assets, funded status and disclosure of assumptions utilized in the December 31 calculations:

		Defined Benefit Plans		Postretirement Benefit Plans	
		1999	1998	1999	1998
Change in Benefit Obligation					
Benefit obligation - Beginning					
of year	$	386,108	342,065	37,348	34,277
Service cost		17,431	15,401	1,203	1,182
Interest cost		27,748	24,585	2,426	2,428
Amendments		17,186	1,671	-	-
Other		(821)	274	783	680
Actuarial (gain) loss		(24,965)	15,448	(2,078)	3,072
Benefits paid		(16,057)	(13,336)	(4,275)	(4,291)
Benefit obligation - End of year	$	406,630	386,108	35,407	37,348

37

	Defined Benefit Plans	Postretirement Benefit Plans

		1999	1998	1999	1998
Change in Assets					
Fair value of assets - Beginning of year	$	528,456	460,911	-	-
Actual return on plan assets		77,218	77,610	-	-
Employer contribution		4,819	2,740	3,381	3,611
Other		(1,194)	531	894	680
Benefits paid		(16,057)	(13,336)	(4,275)	(4,291)
Fair value of assets - End of year	$	593,242	528,456	-	-
Reconciliation of Funded Status					
Funded status	$	186,612	142,348	(35,407)	(37,348)
Unrecognized actuarial (gain) loss		(211,453)	(154,298)	6,127	8,515
Unrecognized prior service cost		26,201	12,209	251	282
Unrecognized asset		(398)	(964)	-	-
Prepaid (accrued) benefit cost	$	562	(705)	(29,029)	(28,551)
Assumptions as of December 31					
Discount rate		7.50%	7.00%	7.50%	7.00%
Expected return on plan assets		9.00%	9.00%	-	-
Rate of increase in compensation levels		5.00%	5.00%	-	-
Medical cost trend rate		-	-	8.00%	8.50%

For the year 1999, an 8.0% increase in the medical cost trend rate was assumed. In the future, the rate decreases incrementally to an ultimate annual rate of 5.0%. A 1.0% increase in the medical trend rate would increase the postretirement benefit obligation (PBO) by $3,958 and increase the service and interest costs by $385. A 1.0% decrease in the medical trend rate would decrease the PBO by $3,141 and decrease the service and interest cost by $306. Various pension plans have benefit obligations in excess of plan assets. The following table sets forth the unfunded status of those plans:

		Defined Benefit Plans	
		1999	1998
Benefit obligation	$	22,381	9,491
Plan assets (fair value)	$	21,718	8,676

38

The components of net periodic benefit cost are as follows:

		Defined Benefit Plans		Postretirement Benefit Plans	
		1999	1998	1999	1998
Service cost	$	17,431	15,401	1,203	1,182
Interest cost		27,748	24,585	2,426	2,428
Expected return on plan assets		(40,754)	(35,138)	-	-
Amortization of prior service cost		3,194	1,841	31	31
Amortization of net transition obligation		(566)	(604)	-	-
Recognized actuarial (gain) loss		(3,901)	(2,625)	199	185
Net periodic benefit cost	$	3,152	3,460	3,859	3,826

Note 8. Stockholders' Equity

The company's 1995 Long-Term Incentive Compensation Plan (the Plan) provides for grants of stock options, awards of stock appreciation rights and restricted shares of common stock to directors and key employees. Options are granted at exercise prices not less than the market value of the common stock on the date of grant. Options generally become exercisable after one year in 33 1/3% increments per year and expire ten years from the date of grant. The company has reserved 5,500,000 shares for distribution under the Plan. The company has elected to account for stock-based compensation under Accounting Principles Board Opinion #25.

A summary of stock option activity is as follows:

	Option Shares	Price Per Share
Outstanding December 31, 1996	2,848,694	$ 11.625 - 30.875
Granted	776,940	30 . 563
Exercised	650,092	11.625 - 30.875
Canceled or surrendered	126,972	22.685 - 30.875
Outstanding December 31, 1997	2,848,570	11.625 - 30.875
Granted	626,370	38 - 6875
Exercised	102,286	13.125 - 30.875
Canceled or surrendered	28,567	25.75 - 38.675
Outstanding December 31, 1998	3,344,087	11.625 - 38.6875
Granted	555,680	47 . 25
Exercised	608,484	11.625 - 38.6875
Canceled or surrendered	10,597	29.719 - 47.25
Outstanding December 31, 1999	3,280,686	11.8125 - 47.25
Shares exercisable	2,217,585	$ 11.8125 - 38.6875

39

Restricted shares have been awarded to certain officers at no cost based upon continued employment, the attainment of performance goals, or both. These shares will vest in one-third annual increments beginning after three years of continuous employment. At December 31, 1999, 3,074 restricted shares had not yet vested.

The company has a shareholder rights plan providing for the distribution of rights to shareholders ten days after a person or group becomes the owner of 20% or more of the company's common stock or makes a tender or exchange offer which would result in the ownership of 30% or more of the common stock. Once the rights are distributed, each right becomes exercisable to purchase, for $280, 1/100th of a share of a new series of company preferred stock, which 1/100th share is intended to equal four common shares in market value. Each right is exercisable to purchase, for $280, common shares with a market value of $560. The rights will expire in February 2000.

The board of directors has approved a new shareholder rights plan that will extend the benefits of the existing plan. The new plan lowers the percentage of the company's common stock that a person can own and the threshold for a tender or exchange offer that would trigger the plan to 15%. The new stock purchase rights will have an exercise price of $200.

In September 1998, the board of directors authorized the repurchase of up to $25,000 of the company's common stock. The company repurchased 470,900 shares of common stock for $13,000 in the third and fourth quarters of 1998.

Note 9. Dispositions

In December 1998, the company sold 117,000 acres of timberland in southwestern Washington for $234,000. The timberland was acquired in 1996 as part of the Cavenham acquisition. The timberland was sold as it was not critical to the long-term supply needs of the company's Northwest operations. Proceeds of the sale were used to pay down existing debt.

Note 10. Contingencies

The company has established a $10,000 reserve as an estimate of non-tax deductible penalties resulting from a federal Clean Air Act assessment of the building materials operations.

There are various other lawsuits, claims and environmental matters pending against the company. While any proceeding or litigation has an element of uncertainty, management believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on the company's financial condition or operations.

40

INDEX TO EXHIBITS

EXHIBIT

3A. Third Restated Articles of Incorporation of the registrant, as amended. Incorporated by reference to Exhibit 3 of the registrant's Registration Statement on Form 8-A filed February 24, 2000 (the "Form 8-A"). [14]

3B. Bylaws of the registrant as amended through December 1, 1998. Incorporated by reference to Exhibit 3B to the registrant's annual report on Form 10-K for the year ended December 31, 1998. (the "1998 Form 10-K"). [23]

4A. Indenture dated as of March 15, 1983, between the registrant and The Chase Manhattan Bank. Incorporated by reference to Exhibit 4A of the registration statement on Form S-3 effective December 13, 1985 (File No. 33-1876). [89]

4B. Indenture dated as of January 30, 1993, between the registrant and The Chase Manhattan Bank. Incorporated by reference to Exhibit 4A of the registration statement on Form S-3 effective March 1, 1993 (File No. 33-58044). [82]

4C. Credit Agreement dated as of May 10, 1996, among the registrant, Bank of America National Trust and Savings Association, ABN Amro Bank N.V., Morgan Guaranty Trust Company of New York, Nationsbank, N.A., Wachovia Bank of Georgia, N.A., and other financial institutions parties thereto. Incorporated by reference to Exhibit 4 of the registrant's current report on Form 8-K/A, amendment No. 1, dated May 15, 1996. [105]

4D. Letter Amendment dated August 13, 1999, to Credit Agreement filed as Exhibit 4C. [1]

4E. Rights Agreement dated as of February 25, 2000, between the registrant and ChaseMellon Shareholder Services, LLC. Incorporated by reference to Exhibit 4.1 of the Form 8-A. [51]

10A. Willamette Industries, Inc. 1999 Deferred Compensation Plan for Directors.* [16]

10B. Willamette Industries, Inc. 1986 Stock Option and Stock Appreciation Rights Plan, as amended. Incorporated by reference to Exhibit 10B of the registrant's annual report on Form 10-K for the year ended December 31, 1996 ("1996 Form 10-K").* [8]

10C. Form of Willamette Industries, Inc. Severance Agreement with Key Management Group as revised effective April 20, 1999.

41

Incorporated by reference to Exhibit 10A of the registrant's quarterly report on Form 10-Q for the quarter ended June 30, 1999.* [15]

10D. Willamette Industries, Inc. 1993 Deferred Compensation Plan. Incorporated by reference from Exhibit 10E to the registrant's annual report on Form 10-K for the year ended December 31, 1993 (No. 1-12545).* [16]

10E. Willamette Industries, Inc. 1995 Long-Term Incentive Compensation Plan. Incorporated by reference to Exhibit 10F of the registrant's annual report on Form 10-K for the year ended December 31, 1994.* [12]

10F. Consulting agreement dated December 1, 1998, between the registrant and William Swindells. Incorporated by reference to Exhibit 10G to the 1998 Form 10-K.* [4]

11. Computation of per share earnings is obtainable from the financial statements filed with this annual report on Form 10-K.

12. Computation of Ratio of Earnings to Fixed Charges. [1]

21. Omitted because the registrant's subsidiaries considered in the aggregate as a single subsidiary do not constitute a significant subsidiary.

23. Consent of Independent Auditors to the incorporation by reference of their report dated February 10, 2000, in the registrant's registration statements on Form S-3 and Form S-8. [1]

27. Financial Data Schedule. [1]

99. Description of capital stock. Incorporated by reference to Exhibit

99.1 to the registrant's current report on Form 8-K filed on February 25, 2000. [3]

The registrant will furnish a copy of any exhibit to this annual report on Form 10-K to any security holder for a fee of $0.30 per page to cover the registrant's expenses in furnishing the copy. The number of pages of each exhibit is indicated in brackets at the end of each exhibit description.

----

*Management contract or compensatory plan or arrangement.

Note: Certain instruments with respect to the long-term debt of the registrant are not filed herewith where the total amount of securities authorized thereunder does not exceed ten percent of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant agrees to furnish copies of such instruments to the Commission on request.

42

Public Reference

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pulte Homes, Inc.
Incoming letter dated December 28, 2007

The proposal requests that the board establish a compliance committee, to be composed of independent directors, that would conduct a thorough review of the company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and would report to shareholders its findings and recommendations, as well as the progress made towards implementing those recommendations.

There appears to be some basis for your view that Pulte Homes may exclude the proposal under rule 14a-8(i)(7), as relating to Pulte Homes' ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Pulte Homes omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pulte Homes relies.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END